                                [Paradigm Logo]

                                                                    May 31, 2002

Dear Fellow Shareholders:

    You are cordially invited to attend the Special Meeting of Shareholders of Paradigm Geophysical Ltd. ("Paradigm") to be held at 4:00 pm (Israel time) on Thursday, June 13, 2002, at the offices of Paradigm at Gav-Yam Center No. 3, 9 Shenkar Street, Herzliya Pituach, Israel (the "Special Meeting").

    At the Special Meeting you will be asked to consider and vote upon a proposal to approve an Agreement of Merger, dated as of May 21, 2002 (the "Merger Agreement"), by and among Paradigm Geotechnology B.V. (formerly Talamantes B.V.), a company formed under the laws of The Netherlands ("Parent"), FP Acquisition Ltd., a newly formed Israeli company and wholly owned subsidiary of Parent ("Merger Subsidiary"), and Paradigm, under which Merger Subsidiary will be merged with and into Paradigm, with Paradigm continuing as the surviving company (the "Merger"). If the Merger Agreement is approved and the Merger is subsequently consummated, each outstanding ordinary share, nominal value NIS 0.5 per share, of Paradigm (the "Paradigm Shares"), other than Paradigm Shares then held by Paradigm, its subsidiaries, Parent or Merger Subsidiary, will be converted automatically into the right to receive US $5.15 in cash, without interest. Merger Subsidiary has been organized by Parent (an affiliate of Fox Paine & Company, LLC, a private equity investment firm) for the purpose of effecting the Merger. As a result of the Merger, Paradigm will become a privately held company and a wholly owned subsidiary of Parent.

    Paradigm's Board of Directors has reviewed and considered the terms and conditions of the Merger Agreement, has determined that the Merger is in the best interests of Paradigm and its shareholders and that no reasonable concern exists that Paradigm, as the surviving company in the Merger, will be unable to fulfill its obligations to its creditors, and has approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The Merger Agreement is attached as Appendix A to the enclosed Proxy Statement and we urge you to read it carefully in its entirety. Our financial advisor, Tanner & Co., Inc., rendered to our Board of Directors a written opinion, dated May 20, 2002, that, as of such date and based upon and subject to the matters stated in the opinion, the US $5.15 per share consideration to be received in the Merger by the holders of Paradigm Shares was fair, from a financial point of view, to such holders. Tanner & Co., Inc.'s written opinion is attached as Appendix B to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

    YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (THE "MERGER PROPOSAL").

    Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Paradigm Shares present (in person or by proxy) at the Special Meeting and voting on the Merger Proposal. Record holders of outstanding Paradigm Shares as of May 24, 2002, the record date for holders of Paradigm Shares entitled to notice of and to vote at the Special Meeting, are entitled to one vote at the Special Meeting per share held. The Paradigm Shares constitute the only outstanding class of our shares.

    Certain of our shareholders have entered into voting agreements with Parent under which those shareholders have agreed, among other things, to vote their Paradigm Shares (representing approximately 42% of the outstanding Paradigm Shares) at the Special Meeting in favor of the proposal to approve the Merger Proposal. The form of voting agreement entered into by such shareholders is attached as Appendix C to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

    Enclosed with this letter you will find a formal Notice of Special Meeting and a related Proxy Statement. The enclosed Proxy Statement provides you with detailed information about the Special Meeting and the proposed Merger.

    YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF PARADIGM SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE SPECIAL MEETING.

    Thank you for your cooperation.

                                       Very truly yours,

                                       -s- Eldad Weiss

                                       Eldad Weiss
                                       Chairman and Chief Executive Officer

    This proxy statement is dated May 31, 2002, and is first being mailed to shareholders on or about May 31, 2002.

                           PARADIGM GEOPHYSICAL LTD.
                              Gav-Yam Center No. 3
                                9 Shenkar Street
                         Herzliya Pituach 46120, Israel
                      ------------------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 13, 2002
                      ------------------------------------

To Our Shareholders:

     The Special Meeting of Shareholders of Paradigm Geophysical Ltd. ("Paradigm") will be held at the offices of Paradigm at the address specified above on Thursday, June 13, 2002 at 4:00 pm (Israel time) to consider and vote upon a proposal to approve an Agreement of Merger, dated as of May 21, 2002 (the "Merger Agreement"), by and among Paradigm Geotechnology B.V. (formerly Talamantes B.V.), a company formed under the laws of The Netherlands ("Parent"), FP Acquisition Ltd., a newly formed Israeli company and wholly owned subsidiary of Parent ("Merger Subsidiary"), and Paradigm, and to approve the transactions contemplated by the Merger Agreement, including the Merger (as defined below) (the "Merger Proposal"). The Merger Agreement provides, among other things, that:

     - Merger Subsidiary will merge with and into Paradigm, with Paradigm continuing as the surviving company (the "Merger");

     - following the Merger, Paradigm will become a privately held company and a wholly owned subsidiary of Parent; and

     - each ordinary share, nominal value NIS 0.5 per share, of Paradigm (the "Paradigm Shares") outstanding at the effective time of the Merger will automatically be converted into the right to receive US $5.15 in cash, without interest, other than Paradigm Shares then held by Paradigm, its subsidiaries, Parent or Merger Subsidiary (which shall remain outstanding, with no consideration delivered in exchange therefor).

     The full text of the Merger Agreement is included as Appendix A to the enclosed Proxy Statement and is incorporated herein by reference. PARADIGM'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL.

     A list of shareholders eligible to vote at the meeting will be available for inspection at the meeting and for a period of ten days prior to the meeting during regular business hours at our corporate headquarters at the address specified above.

     Our Board of Directors has fixed the close of business (4:00 pm E.S.T.) on May 24, 2002, as the record date for determining the Paradigm shareholders entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. A proxy card and a Proxy Statement containing more detailed information with respect to the matters to be considered at the Special Meeting (including the Merger) accompany and form a part of this notice.

     IT IS IMPORTANT THAT YOUR PARADIGM SHARES BE REPRESENTED AT THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before the proxy has been voted at the Special Meeting. Your proxy, if properly executed, will be voted in the manner directed by you; if no direction is made, your proxy will be voted "FOR" the Merger Proposal.

     Please do not send your certificates representing Paradigm Shares at this time. If the Merger Proposal is approved and the Merger is subsequently consummated, instructions for surrendering your certificates for the cash merger consideration will be sent to you.

                                       By Order of the Board of Directors,

                                       -s- Eldad Weiss

                                       Eldad Weiss
                                       Chairman and Chief Executive Officer

Herzliya, Israel
May 31, 2002
--------------------------------------------------------------------------------
IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE COMPLETED AND RETURNED PROMPTLY
--------------------------------------------------------------------------------

                           PARADIGM GEOPHYSICAL LTD.
                              Gav-Yam Center No. 3
                                9 Shenkar Street
                         Herzliya Pituach 46120, Israel

                        -------------------------------

                                PROXY STATEMENT
                        -------------------------------

                                  INTRODUCTION

     We are furnishing this Proxy Statement to the shareholders of Paradigm Geophysical Ltd., an Israeli company ("Paradigm"), in connection with the solicitation by our Board of Directors (the "Paradigm Board") of proxies to be used at a Special Meeting of Shareholders (as it may be adjourned or postponed from time to time, the "Special Meeting") to be held on Thursday, June 13, 2002 at 4:00 pm (Israel time), at the offices of Paradigm at the above address. The purpose of the Special Meeting is for Paradigm's shareholders to consider and vote upon a proposal (the "Merger Proposal") to approve an Agreement of Merger, dated as of May 21, 2002 (the "Merger Agreement"), by and among Paradigm Geotechnology B.V. (formerly Talamantes B.V.), a company formed under the laws of The Netherlands ("Parent"), FP Acquisition Ltd., a newly formed Israeli company and wholly owned subsidiary of Parent ("Merger Subsidiary"), and Paradigm, and to approve the transactions contemplated by the Merger Agreement, including the Merger (as defined below). The Merger Agreement provides, among other things, that:

     - Merger Subsidiary will merge with and into Paradigm, with Paradigm continuing as the surviving company (the "Merger");

     - following the Merger, Paradigm will become a privately held company and a wholly owned subsidiary of Parent; and

     - each ordinary share, nominal value NIS 0.5 per share, of Paradigm (the "Paradigm Shares") outstanding at the effective time of the Merger will automatically be converted into the right to receive US $5.15 in cash, without interest (other than Paradigm Shares then held by Paradigm, its subsidiaries, Parent or Merger Subsidiary, which shall remain outstanding, with no consideration delivered in exchange therefor).

     We are mailing this Proxy Statement and the accompanying notice, proxy card and letter on or about May 31, 2002 to Paradigm shareholders entitled to receive notice of, and to vote at, the Special Meeting.

     THE PARADIGM BOARD RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  What will happen in the Merger?

A: In the Merger, Merger Subsidiary will be merged with and into Paradigm, with Paradigm continuing as the surviving company, and you will receive US $5.15 in cash, without interest, for each of your Paradigm Shares outstanding as of the effective time of the Merger. As a result of the Merger, Paradigm will become a privately held company and a wholly owned subsidiary of Parent.

Q:  What am I being asked to vote on?

A: You are being asked to approve the Merger Proposal, which is a proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. Your Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommends that you vote "FOR" the Merger Proposal. We do not currently expect there to be any other matters on the agenda at the Special Meeting.

Q:  Why is my Board of Directors recommending that I vote for the Merger
    Proposal?

A: Your Board of Directors has determined that the terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Paradigm and its shareholders. To review the background and our reasons for the Merger in greater detail, see pages 13 through 15 of this Proxy Statement.

Q: If the Merger is completed, when can I expect to receive the cash merger consideration for my shares?

A: Promptly after the Merger is completed, a paying agent will send you detailed instructions regarding the surrender of your certificates representing Paradigm Shares for the cash merger consideration. You should not send your certificates representing Paradigm Shares to Paradigm or anyone else until you receive those instructions. The paying agent will send payment of the cash merger consideration to you as promptly as practicable following its receipt of your certificates and other required documents.

Q:  When will the Merger be completed?

A: We are working to complete the Merger as quickly as possible. In addition to obtaining the approval of our shareholders, we need to obtain the approval of certain regulatory authorities prior to completing the Merger. Paradigm and Parent have agreed that the Merger will be completed within five business days of the later of (1) the expiration of a statutory 70-day waiting period, which we expect will expire on or about August 1, 2002, and
    (2) the satisfaction or waiver of all of the other conditions to the closing of the Merger.

Q:  What do I need to do now?

A: This Proxy Statement contains important information regarding the Merger as well as information about Paradigm. It also contains important information regarding the factors considered by your Board of Directors in evaluating the Merger. We urge you to read this Proxy Statement carefully in its entirety. You should also complete the enclosed proxy card and return it in the enclosed envelope. You may also want to review the documents referenced under "Where You Can Find More Information" on page 41.

Q:  How do I vote?

A: You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares will be represented at the Special Meeting. The Special Meeting will take place on Thursday, June 13, 2002 at 4:00 pm (Israel time), at the offices of Paradigm. Whether or not you submit a proxy, you may attend the Special Meeting and vote your shares in person.

Q:  What do I do if I want to change my vote?

A: You may send a written notice of revocation, or send a later-dated, signed proxy card relating to the same shares, to Paradigm's corporate secretary so it is received prior to the Special Meeting. Alternatively, you may attend the Special Meeting and vote in person.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should follow the procedures provided by your broker regarding the voting of your shares and be sure to provide your broker with instructions on how to vote your shares.

Q:  Who can vote at the Special Meeting?

A: Only those holders of record of outstanding Paradigm Shares at the close of business (4:00 pm E.S.T.) on Friday, May 24, 2002, the record date, are entitled to notice of, and to vote at, the Special Meeting. As of the record date, 14,891,902 Paradigm Shares were outstanding.

Q:  Am I entitled to appraisal rights in connection with the Merger?

A: No. Under Israeli law, holders of Paradigm Shares are not entitled to appraisal rights in connection with the Merger.

Q:  Who can help answer my questions?

A: If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this document or the enclosed proxy card, you should contact MacKenzie Partners, Inc., at the following address:

    MacKenzie Partners, Inc.
    105 Madison Avenue -- 14th Floor
    New York, New York  10016
    United States of America
    Telephone: (800) 322-2885 (toll-free) or
               (212) 929-5802

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
SUMMARY................................    1
  The Companies........................    1
  The Special Meeting..................    1
  Voting Rights; Vote Required.........    1
  Effects of the Merger; Merger
     Consideration.....................    2
  Our Board's Recommendation to
     Shareholders......................    2
  Our Reasons for the Merger...........    2
  No Appraisal Rights..................    2
  Opinion of Paradigm's Financial
     Advisor...........................    2
  Material Tax Consequences............    2
  The Merger Agreement.................    3
  Voting Agreements....................    5
  Employee Stock Options...............    5
  Interests of Our Officers and
     Directors in the Merger...........    5
  Governmental Approvals...............    5
  Selected Historical Consolidated
     Financial Information of Paradigm
     and Its Subsidiaries..............    6
  Market Price Information.............    7
CAUTIONARY STATEMENT CONCERNING
  FORWARD-LOOKING STATEMENTS...........    9
THE SPECIAL MEETING....................   10
  General..............................   10
  Matters to be Considered.............   10
  Recommendation of the Paradigm
     Board.............................   10
  Record Date and Quorum
     Requirements......................   10
  Voting Rights and Vote Required......   10
  Adjournment..........................   11
  Voting Procedures....................   11
  Solicitation of Proxies..............   12
THE MERGER.............................   13
  Background of the Merger.............   13
  Our Reasons for the Merger...........   14
  Opinion of Paradigm's Financial
     Advisor...........................   16

                                         PAGE
                                         ----
  No Appraisal Rights..................   19
  Financing the Merger.................   19
  Certain Issues Relating to the
     Merger............................   19
  Material Tax Consequences............   19
  Israeli Regulatory Matters...........   21
  Interests of Our Officers and
     Directors in the Merger...........   22
THE MERGER AGREEMENT...................   23
  The Merger...........................   23
  Effective Time of the Merger.........   23
  Merger Consideration.................   24
  Payment Procedures...................   24
  Conditions to the Merger.............   25
  Representations and Warranties.......   27
  Conduct of Business..................   29
  Takeover Proposals...................   31
  Indemnification of Officers and
     Directors.........................   34
  Further Assurances...................   34
  Other Agreements.....................   35
  Directors and Officers...............   36
  Termination of the Merger
     Agreement.........................   36
  Termination Fee and Expenses.........   37
  Amendments...........................   38
  Extension; Waiver....................   38
VOTING AGREEMENTS......................   38
BENEFICIAL OWNERSHIP OF PARADIGM
  SHARES...............................   40
INDEPENDENT PUBLIC ACCOUNTANTS.........   40
WHERE YOU CAN FIND MORE INFORMATION....   41
OTHER MATTERS..........................   41

Appendix A -- Merger Agreement

Appendix B  -- Opinion of Tanner & Co., Inc.

Appendix C  -- Form of Voting Agreement

                                    SUMMARY

     This summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the proposal upon which you are being asked to vote, you should read this entire Proxy Statement carefully, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See "Where You Can Find More Information" on page 41. Throughout this Proxy Statement, all references to "Paradigm," "we," "us," "our" or words of like import are to Paradigm Geophysical Ltd. and its subsidiaries, and all references to "$" or "US $" are to United States dollars.

THE COMPANIES

PARADIGM GEOPHYSICAL LTD.
Gav-Yam Center No. 3
9 Shenkar Street
Herzliya Pituach  46120, Israel
(972-9) 970-9300

     Paradigm was formed and registered in Israel in 1987 under the laws of the State of Israel as a company with limited liability.

     Paradigm provides information solutions to leaders of the oil and gas industry worldwide. Paradigm delivers technical software solutions and product-driven services to companies involved in the exploration and production of oil and gas and to oilfield service companies. Paradigm hasapproximately 500 professionals focused on the needs of the oil and gas industry, with a global network of sales, user support and services, through 21 offices in 18 countries, serving all major oil- and gas-producing provinces in the world.

PARADIGM GEOTECHNOLOGY B.V.

     Paradigm Geotechnology B.V. (formerly Talamantes B.V.) ("Parent") is a company formed under the laws of The Netherlands. As of the effective time of the Merger, Parent will be owned by a non-U.S. limited partnership being organized by affiliates of Fox Paine & Company, LLC.

FP ACQUISITION LTD.

     FP Acquisition Ltd. ("Merger Subsidiary") is an Israeli company and a wholly owned subsidiary of Parent. Merger Subsidiary has been formed at Parent's direction to effect the Merger.

FOX PAINE & COMPANY, LLC
950 Tower Lane - Suite 1150
Foster City, California  94404
(650) 235-2075

     Fox Paine & Company, LLC ("Fox Paine") manages investment funds in excess of US $1.5 billion, providing equity capital for corporate acquisitions, company expansion and growth programs and management buyouts. The Fox Paine funds are managed on behalf of over 50 leading international financial institutions, including major governmental and corporate pension systems, Fortune 100 companies, major life and property & casualty insurance and reinsurance companies, money center and super regional commercial banks, investment banking firms, and university endowments. Fox Paine was founded in 1997 by Saul A. Fox, a former general partner of Kohlberg Kravis Roberts & Co., and W. Dexter Paine, III, a former general partner of Kohlberg & Co.

THE SPECIAL MEETING (PAGE 10)

     The Special Meeting of Paradigm Shareholders will be held at 4:00 pm (Israel time), on Thursday, June 13, 2002, at the offices of Paradigm located at Gav-Yam Center No. 3, 9 Shenkar Street, Herzliya Pituach 46120, Israel. At the Special Meeting, Paradigm shareholders will be asked to approve the Merger Agreement and the transactions contemplated thereby, including the Merger (the "Merger Proposal").

VOTING RIGHTS; VOTE REQUIRED (PAGE 10)

     You are entitled to vote at the Special Meeting if you were the owner of record of Paradigm Shares as of the close of business (4:00 pm E.S.T.) on Friday, May 24, 2002 (the "record date"). On the record date, there were 14,891,902 Paradigm Shares outstanding. Shareholders will have one vote at the Special Meeting for each Paradigm Share they owned as of the record date.

     The affirmative vote of a majority of the outstanding Paradigm Shares present (in person or by proxy) and voting at the Special Meeting is required to approve the Merger Proposal. Certain of our shareholders have entered into voting agreements (the "Voting Agreements") with Parent under which those shareholders have agreed, among other things, to vote their Paradigm Shares (representing approximately 42% of the outstanding Paradigm Shares) in favor of the Merger Proposal.

EFFECTS OF THE MERGER; MERGER CONSIDERATION (PAGE 23)

     The Merger Agreement provides for the merger of Merger Subsidiary, a wholly owned subsidiary of Parent, with and into Paradigm, with Paradigm continuing as the surviving company. As a result of the Merger, Paradigm will become a wholly owned subsidiary of Parent. In the Merger, each Paradigm Share issued and outstanding at the effective time of the Merger, other than Paradigm Shares then held by Paradigm, its subsidiaries, Parent or Merger Subsidiary, will be automatically converted into the right to receive US $5.15 in cash, without interest, and Paradigm will cease to be a publicly traded company. We suggest that you read the Merger Agreement carefully in its entirety since it is the legal document governing the Merger.

OUR BOARD'S RECOMMENDATION TO SHAREHOLDERS (PAGE 10)

     The Paradigm Board has approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and believes that the Merger is in your best interest as a shareholder. The Paradigm Board therefore recommends that you vote "FOR" approval of the Merger Proposal.

OUR REASONS FOR THE MERGER (PAGE 14)

     The Paradigm Board approved the Merger Agreement and the transactions contemplated thereby, including the Merger, based on its consideration of a number of factors, including:

     - the future prospects of Paradigm as an independent company and possible alternatives to the Merger;

     - the financial terms of the Merger;

     - the written opinion of Paradigm's financial advisor, dated May 20, 2002, that the cash merger consideration was fair, from a financial point of view, to Paradigm's shareholders; and

     - the likelihood that the transaction would be consummated.

NO APPRAISAL RIGHTS (PAGE 19)

     Under Israeli law, holders of Paradigm Shares are not entitled to appraisal rights in connection with the Merger.

OPINION OF PARADIGM'S FINANCIAL ADVISOR (PAGE 16)

     Tanner & Co., Inc. ("Tanner & Co."), an investment banking firm that served as financial advisor to Paradigm, has rendered a written opinion to the Paradigm Board, dated as of May 20, 2002, that, as of such date and based on the assumptions and subject to the limitations and qualifications set forth therein, the cash merger consideration to be received by the holders of Paradigm Shares in the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of Tanner & Co. is attached to this document as Appendix B. We urge you to read it carefully in its entirety. THE OPINION OF TANNER & CO. IS DIRECTED TO THE PARADIGM BOARD AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY PARADIGM SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER.

MATERIAL TAX CONSEQUENCES (PAGE 19)

United States Federal Income Tax Consequences

     If you are subject to U.S. federal income tax, your receipt of cash in exchange for your Paradigm Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, if you hold your Paradigm Shares as capital assets, you will be required to recognize capital gain or loss equal to the difference between the adjusted tax basis in your Paradigm Shares and the amount of cash you receive for those Paradigm Shares in the Merger. You may be subject to the U.S. "backup" withholding tax (currently 30%), unless you provide your correct taxpayer identification number and comply with certain certification requirements. Any withheld amount may be credited against your U.S. federal income tax liability if you provide the required information to the U.S. Internal Revenue Service. You should consult your tax advisor about the particular tax consequences of the Merger to you. See "The Merger -- Material Tax Consequences -- United States Federal Income Tax Consequences" on page 19.

Israeli Tax Consequences

     Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel by both residents and non-residents of Israel. Nevertheless, holders of Paradigm Shares who acquired their shares at the time of the initial public offering, or at any time after the public offering in the public markets, generally will not be subject to Israeli capital gains tax in connection with the transfer of Paradigm Shares to Parent pursuant to the Merger, unless they are in the business of trading in securities or they are companies incorporated in Israel. U.S. residents who hold at least 10% of the outstanding Paradigm Shares may be liable for Israeli capital gains tax in connection with the transfer of their Paradigm Shares in the Merger.

THE MERGER AGREEMENT (PAGE 23)

     The Merger Agreement is the legal document that governs the Merger and the other transactions contemplated thereby.

     Conditions to the Merger. Each party to the Merger Agreement's obligation to complete the Merger is subject to the satisfaction or waiver of a number of conditions, including:

     - the approval of Paradigm's shareholders;

     - the absence of any legal order prohibiting or restraining the Merger;

     - receipt of certain governmental consents, and the expiration of the 70-day statutory waiting period under the Israeli Companies Law (the "Companies Law");

     - receipt of certain legal opinions relating to the Merger; and

     - other customary conditions specified in the Merger Agreement, including with respect to the performance of each party's obligations under the Merger Agreement and the accuracy of each party's representations and warranties contained in the Merger Agreement.

     In addition, Parent's and Merger Subsidiary's obligation to complete the Merger is subject to the following additional conditions:

     - receipt of the consent of certain third parties in connection with the Merger;

     - receipt of a certificate from Paradigm's auditors that Paradigm is qualified as an "Industrial Company" under Israeli law;

     - absence of the occurrence of any event since May 21, 2002 that would reasonably be likely to have a "Material Adverse Effect" on Paradigm (as defined in the Merger Agreement);

     - absence of any pending or threatened legal proceedings in connection with the Merger which could have certain effects specified in the Merger Agreement;

     - repayment of Paradigm's indebtedness to the extent that Parent is providing funds sufficient therefor; and

     - other closing conditions specified in the Merger Agreement.

     Any party to the Merger Agreement may waive the satisfaction of any condition to its obligations. We cannot be certain when, or if, the conditions to the Merger will be satisfied or waived. EVEN IF PARADIGM'S SHAREHOLDERS APPROVE THE MERGER PROPOSAL, THERE CAN BE NO ASSURANCE THAT THE MERGER WILL BE CONSUMMATED.

     Termination. The Merger Agreement may be terminated, including in certain cases after approval of the Merger by our shareholders, under certain circumstances, including:

     - by the mutual written consent of Paradigm and Parent;

     - by Paradigm or Parent, if the other party breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, as a result of which the conditions for completing the Merger would not be satisfied, and such breach cannot be cured by September 30, 2002;

     - by Paradigm or Parent, if a legal order which prohibits, restrains or restricts the consummation of the Merger shall have become final and non-appealable, provided the party seeking to terminate shall have complied with its obligation to use commercially reasonable efforts to consummate the Merger;

     - by either Paradigm or Parent, if the conditions to the Merger shall not have been satisfied or waived on or before September 30, 2002 (the "Termination Date"); provided that the right to terminate the Merger Agreement under this circumstance shall not be available to any party to the Merger Agreement whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or resulted in, the failure of the Merger to be completed by the Termination Date;

     - by either Paradigm or Parent, if Paradigm's shareholders do not approve the Merger Proposal at the Special Meeting, and by Parent if Paradigm's shareholders do not approve the Merger Proposal by June 30, 2002;

     - by Parent, if (a) the Paradigm Board shall withdraw, modify or change, in a manner adverse to Parent, its recommendation to Paradigm shareholders that they approve the Merger Proposal or shall have publicly indicated its intention to do so, (b) the Paradigm Board shall have recommended a competing takeover proposal or failed to reject or recommend rejection of a competing takeover proposal within the earlier of ten business days of receipt of such proposal and three business days prior to the Special Meeting, or (c) Paradigm shall have willfully breached any of its obligations in the Merger Agreement relating to competing takeover proposals and such breach results in a third party making a competing takeover proposal; or

     - by Paradigm, in order to enter into an acquisition agreement for a superior proposal, provided that, among other things, Paradigm shall have given Parent three full business days prior written notice of such termination and shall have paid the Termination Fee (as defined below).

     Termination Fee and Expenses. Generally, Paradigm, on the one hand, and Parent and Merger Subsidiary, on the other hand, will pay their own fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. However, Paradigm must pay Parent a fee of US $3.0 million plus up to US $1.5 million of the documented, out-of-pocket expenses incurred by Parent and its affiliates in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement (collectively, the "Termination Fee") if:

     - Parent or Paradigm terminates the Merger Agreement because the conditions to the Merger have not been satisfied or waived on or before the Termination Date, and at or prior to such termination any third party shall have made and not withdrawn (or disclosed in writing or publicly disseminated its intention to make) a competing takeover proposal, and within 12 months of such termination Paradigm or one of its affiliates enters into an acquisition agreement for such competing takeover proposal (and such acquisition agreement or successor thereto is thereafter consummated), or such competing takeover proposal is otherwise consummated within 12 months of such termination;

     - Parent or Paradigm terminates the Merger Agreement because Paradigm's shareholders have not approved the Merger Proposal at the Special Meeting, or Parent terminates the Merger Agreement because Paradigm's shareholders have not approved the Merger Proposal on or before June 30, 2002, and at or prior to such termination any third party shall have made and not withdrawn (or disclosed in writing or publicly disseminated its intention to make) a competing takeover proposal, and within 12 months of such termination Paradigm or one of its affiliates enters into an acquisition agreement for such competing takeover proposal (and such acquisition agreement or successor thereto is thereafter consummated), or such competing takeover proposal is otherwise consummated within 12 months of such termination;

     - Parent shall have terminated the Merger Agreement for any of the reasons set forth in the second to last bullet point of "-- Termination" above; or

     - Paradigm shall have terminated the Merger Agreement to enter into an acquisition agreement for a superior proposal.

VOTING AGREEMENTS (PAGE 38)

     In connection with the Merger, Parent entered into Voting Agreements with certain Paradigm shareholders under which those shareholders have agreed to vote their Paradigm Shares (representing approximately 42% of the outstanding Paradigm Shares) in favor of the Merger Proposal and against any other competing takeover proposal. A form of the Voting Agreements entered into by such shareholders is attached to this Proxy Statement as Appendix C. We urge you to read it carefully in its entirety.

     In addition, shareholders entering into Voting Agreements have granted an irrevocable proxy to the members of Parent's board of directors to vote their Paradigm Shares in favor of the Merger Proposal and against any competing takeover proposal, and have agreed not to solicit a competing takeover proposal or transfer their Paradigm Shares for so long as their Voting Agreement is in effect.

EMPLOYEE STOCK OPTIONS

     As a general matter, holders of employee stock options to purchase Paradigm Shares will be given at least thirty days prior to the Merger to exercise any of their options, whether or not such options are currently vested. Each unexercised option outstanding at the effective time of the Merger, whether or not vested, will be canceled in exchange for a cash payment equal to the excess, if any, of US $5.15 over the exercise price of such option, multiplied by the number of Paradigm Shares subject to such option, less any applicable withholding taxes.

INTERESTS OF OUR OFFICERS AND DIRECTORS IN THE MERGER (PAGE 22)

     Our directors and executive officers, as well as several other members of our senior management, have interests in the transaction as employees or directors that are different from, or in addition to, your interests as shareholders, including treatment of stock options in the Merger, potential severance under existing employment agreements if the executive officer's employment is terminated, retention awards payable under certain circumstances and certain indemnification rights under the Merger Agreement. In addition, several of our directors are affiliated with shareholders who have undertaken to vote in favor of the Merger Proposal. The Paradigm Board knew about these different or additional interests and considered them, among the other factors described in this Proxy Statement, when it approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

GOVERNMENTAL APPROVALS

     Israeli law requires approvals in connection with the Merger from the Investment Center and the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel. See "Israeli Regulatory Matters" on page 21. Paradigm does not anticipate that either of the foregoing approvals will materially delay consummation of the Merger.

     Paradigm conducts operations in a number of countries, some of which have pre-merger and/or post-merger notification systems. Parent and Paradigm expect to file a pre-merger notification in Russia and are reviewing whether approvals or actions may be required or desirable in other jurisdictions. Paradigm does not anticipate that any requisite regulatory approvals will materially delay consummation of the Merger.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
OF PARADIGM AND ITS SUBSIDIARIES

     The following table sets forth selected historical consolidated financial information about Paradigm and its subsidiaries. The information for December 31, 1997 through December 31, 2001 has been derived from Paradigm's audited consolidated financial statements, selected consolidated financial statements and related notes contained in our annual reports and other information that we have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 41. The selected financial information for the three months ended March 31, 2002 is unaudited and may not be indicative of the results of operations for the full year.

                                                      YEAR ENDED DECEMBER 31,                 THREE MONTHS
                                          ------------------------------------------------       ENDED
                                            1997      1998      1999      2000      2001     MARCH 31, 2002
                                          --------   -------   -------   -------   -------   --------------
                                                    U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)AUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Products..............................  $ 19,979   $38,074   $43,023   $46,390   $50,765      $11,270
  Services..............................     4,886     7,288    11,483    16,908    22,001        5,637
                                          --------   -------   -------   -------   -------      -------
  Total Revenues........................  $ 24,865   $45,362   $54,506   $63,298   $72,766      $16,907
                                          --------   -------   -------   -------   -------      -------
Year-To-Year % Change...................     114.3%     82.4%     20.2%     16.1%     14.9%          --

Operating Expenses:
  Cost of products......................  $  5,070   $ 8,559   $12,418   $10,816   $10,592      $ 2,440
  Cost of services......................     1,849     3,107     5,804     6,352     9,793        2,523
  Research and development..............     4,728     7,660     9,306    11,215    12,847        3,499
  Selling, general and administrative...     9,744    15,822    20,638    23,518    26,850        5,687
  Depreciation..........................     2,012     2,298     3,865     4,746     5,589        1,336
  Amortization..........................     1,185     2,347     3,064     3,360     3,214          597
  Non-recurring expenses................    10,676        --     2,705        --        --           --
  Restructuring charges.................        --        --        --        --       540          828
                                          --------   -------   -------   -------   -------      -------
  Total Operating Expenses..............  $ 35,264   $39,793   $57,800   $60,007   $69,425      $16,910
                                          --------   -------   -------   -------   -------      -------
  Operating Income (loss)...............   (10,399)    5,569    (3,294)    3,291     3,341           (3)
  Financial Income (expenses), net......      (446)     (661)     (484)     (552)     (642)        (140)
                                          --------   -------   -------   -------   -------      -------
  Income (loss) before income Taxes.....   (10,845)    4,908    (3,778)    2,739     2,699         (143)
  Income tax............................        --       356        --       380       569          206
                                          --------   -------   -------   -------   -------      -------
  Net income (loss).....................  $(10,845)  $ 4,552   $(3,778)  $ 2,359   $ 2,130      $  (349)
                                          --------   -------   -------   -------   -------      -------
Basic earnings (loss) per share.........  $  (4.66)  $  0.66   $ (0.31)  $  0.17   $  0.14      $ (0.02)
Weighted average number of Paradigm
  Shares used in computation of basic
  earnings (loss) per share (in
  thousands)............................     2,328     6,850    12,205    13,504    14,817       14,892
Diluted earnings (loss) per share.......  $  (4.66)  $  0.49   $ (0.31)  $  0.17   $  0.14      $ (0.02)
Weighted average number of Paradigm
  Shares used in computation of diluted
  earnings (loss) per share (in
  thousands)............................     2,328     9,306    12,205    13,789    15,124       14,892

                                                        AS OF DECEMBER 31,
                                        --------------------------------------------------       AS OF
                                          1997      1998       1999      2000       2001     MARCH 31, 2002
                                        --------   -------   --------   -------   --------   --------------
                                                   U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DAT(UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.............  $  8,229   $ 3,463   $  5,457   $ 8,647   $  9,814      $10,348
Short-term bank deposit...............  $     --   $    --   $     --   $    --   $  1,941      $ 1,941
Working capital (deficiency)..........  $   (692)  $ 9,154   $ 15,346   $10,860   $ 17,237      $16,659
Total assets..........................  $ 47,883   $46,135   $ 66,165   $79,761   $ 99,186      $99,072
Current debt..........................  $  1,288   $ 2,228   $  5,073   $ 8,186   $  7,038      $ 7,432
Note payable..........................  $  9,500   $    --   $     --   $    --   $  6,318      $ 6,278
Bridge loan payable...................  $ 12,000   $    --   $     --   $    --   $     --      $    --
Long term debt (excluding current
  maturities).........................  $    483   $    39   $  4,665   $ 1,483   $  5,099      $ 4,600
Convertible loan......................  $     --   $    --   $     --   $    --   $  8,000      $ 8,000
Total shareholders' equity............  $  2,640   $26,697   $ 35,468   $46,469   $ 49,075      $48,856
Cash flow data:
  Cash provided by (used in) operating
    activities........................  $  1,633   $(1,773)  $ (1,089)  $12,628   $  2,854      $ 2,375
  Cash provided by (used in) investing
    activities........................  $(11,594)  $(4,516)  $(15,401)  $(9,442)  $(10,991)     $(1,651)
  Cash provided by (used in) financing
    activities........................  $ 11,077   $ 1,674   $ 19,068   $  (126)  $  9,597      $   (23)

MARKET PRICE INFORMATION

     Since June 15, 1998, Paradigm Shares have been quoted on The Nasdaq National Market under the symbol "PGEO." Since February 19, 2001, Paradigm Shares have also been quoted on the Tel Aviv Stock Exchange Ltd. The following table sets forth the high and low closing price for Paradigm Shares on The Nasdaq National Market for the periods indicated:

                                                               HIGH     LOW
                                                              ------   -----
1999
  First quarter.............................................  $ 5.13   $4.25
  Second quarter............................................  $ 7.25   $5.00
  Third quarter.............................................  $ 6.75   $5.63
  Fourth quarter............................................  $ 5.88   $4.50
2000
  First quarter.............................................  $10.06   $4.50
  Second quarter............................................  $ 7.81   $5.20
  Third quarter.............................................  $ 6.88   $5.56
  Fourth quarter............................................  $ 7.00   $4.25
2001
  First quarter.............................................  $ 6.00   $4.25
  Second quarter............................................  $ 6.73   $4.97
  Third quarter.............................................  $ 6.70   $3.70
  Fourth quarter............................................  $ 4.59   $3.12
2002
  First quarter.............................................  $ 4.06   $2.97
  Second quarter (through May 30, 2002).....................  $ 5.03   $3.30

     On May 21, 2002, the last trading day before public announcement of the execution of the Merger Agreement, the closing price for Paradigm Shares on The Nasdaq National Market was US $4.48 per share, with a high sales price of US $4.50 per share and a low sales price of US $4.38 per share on that day.

     On May 30, 2002, the last trading day before the date of this Proxy Statement, the closing price for Paradigm Shares on The Nasdaq National Market was US $5.01 per share, with a high sales price of US $5.02 per share and a low sales price of US $5.00 per share on that day.

     Paradigm has never declared any cash dividends on the Paradigm Shares. Paradigm has agreed in the Merger Agreement not to declare any dividends prior to completion of the Merger.

     SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE PARADIGM SHARES.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This Proxy Statement and the other documents incorporated in this Proxy Statement by reference contain "forward-looking statements" within the meaning of the U.S. securities laws. The "forward-looking statements" include, among other things, statements relating to our anticipated financial performance, business prospects, new developments, strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "expects," "anticipates," "estimates," "intends," "projects," or similar expressions. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of our business. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this Proxy Statement.

     You should understand that the following important factors, in addition to those discussed in the documents incorporated in this Proxy Statement by reference (including those set forth under "Risk Factors" in Paradigm's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on June 29, 2001), could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:

     - a significant delay in the completion of, or the failure to complete, the Merger;

     - material adverse changes in economic and political conditions generally or in our markets;

     - future capital expenditures by oil and gas companies;

     - fluctuations and absolute levels of international oil prices;

     - the need for increased investment to support new products and services;

     - our ability to raise needed additional capital;

     - rapid technological changes that could make our products less desirable or obsolete;

     - market acceptance of our products and services;

     - changes in product sales mix;

     - product transitions by us and our competitors and competition from others;

     - the impact of competitive products and pricing;

     - currency fluctuations;

     - future regulatory and legislative actions and conditions affecting our operating areas;

     - the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;

     - the ability to expand into and successfully operate in foreign markets;

     - the outcome of claims and litigation;

     - obtaining and retaining key executives and employees; and

     - other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the Securities and Exchange Commission.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Proxy Statement may not occur.

                              THE SPECIAL MEETING

GENERAL

     This Proxy Statement is being furnished to holders of Paradigm Shares in connection with the solicitation of proxies by and on behalf of the Paradigm Board for use at the Special Meeting of Shareholders to be held at 4:00 pm (Israel time), on June 13, 2002, at the offices of Paradigm, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, proxy card and letter on or about May 31, 2002 to all holders of Paradigm Shares entitled to notice of, and to vote at, the Special Meeting.

     We solicit proxies to give all Paradigm shareholders on the record date an opportunity to vote on matters that will come before the Special Meeting. This procedure is important because many of Paradigm's shareholders live outside of the State of Israel and may not be able to attend the Special Meeting. You can vote or let us vote your Paradigm Shares only if you are present in person or represented by proxy at the Special Meeting. A proxy card is being provided to holders of Paradigm Shares with this Proxy Statement. Information with respect to the execution and revocation of proxies is provided under "-- Voting Procedures".

MATTERS TO BE CONSIDERED

     At the Special Meeting, Paradigm shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. We do not expect there to be any other matters on the agenda at the Special Meeting.

RECOMMENDATION OF THE PARADIGM BOARD

     The Paradigm Board has approved the Merger Agreement and the transactions contemplated thereby, including the Merger. THE PARADIGM BOARD BELIEVES THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF PARADIGM AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU AND THE OTHER PARADIGM SHAREHOLDERS VOTE "FOR" THE MERGER PROPOSAL. See "The Merger -- Our Reasons for the Merger".

RECORD DATE AND QUORUM REQUIREMENTS

     In accordance with the Companies Law and Paradigm's Amended and Restated Articles of Association, the Paradigm Board has fixed May 24, 2002 as the record date for determining the Paradigm shareholders entitled to notice of and to vote at the Special Meeting. Accordingly, you are entitled to notice of and to vote at the meeting only if you were a record holder of Paradigm Shares at the close of business (4:00 pm E.S.T.) on that date. At that time, there were 14,891,902 Paradigm Shares outstanding held by approximately 26 shareholders of record.

     The presence, in person or by proxy, of at least two Paradigm shareholders representing at least 25% of the Paradigm Shares outstanding on the record date is necessary to constitute a quorum at the Special Meeting.

     Paradigm Shares represented in person at the meeting but not voting, and Paradigm Shares for which we have received proxies but with respect to which holders of those shares have abstained, will be counted as present at the meeting for purposes of determining the presence or absence of a quorum permitting us to conduct business at the meeting. Paradigm Shares represented by proxies returned by a broker holding shares in nominee or "street" name which indicate that the broker does not have specific authority to vote on the Merger Proposal will not be counted for purposes of determining whether a quorum exists.

VOTING RIGHTS AND VOTE REQUIRED

     Each Paradigm Share outstanding as of the record date will be entitled to one vote at the Special Meeting. The affirmative vote of a majority of the Paradigm Shares present (in person or by proxy) at the

Special Meeting and voting on the Merger Proposal is required to approve the Merger Proposal. The Merger cannot be completed unless the Merger Proposal is approved by Paradigm's shareholders.

     Under the Voting Agreements, certain Paradigm shareholders have agreed, among other things, to vote their Paradigm Shares (representing approximately 42% of the outstanding Paradigm Shares) in favor of the Merger Proposal.

ADJOURNMENT

     Subject to the Merger Agreement, which requires that the Special Meeting be held as soon as practicable, Paradigm shareholders may also be asked to vote to adjourn the Special Meeting for the purpose of soliciting additional proxies in favor of the Merger Proposal. An adjournment of the Special Meeting may be made from time to time by the holders of Paradigm Shares representing a majority of the votes present in person or by proxy at the Special Meeting without further notice other than by an announcement made at the Special Meeting. No proxies voted against the Merger Proposal will be voted in favor of any adjournment or postponement of the Special Meeting proposed in order to solicit additional proxies.

     In addition, if a quorum of Paradigm shareholders is not present within thirty minutes following the time that the Special Meeting is scheduled to commence, the Special Meeting will automatically be adjourned. In such event, the Special Meeting will be reconvened to the same day in the following week, at the same time and place, or to a day, time and place determined by the Paradigm Board.

VOTING PROCEDURES

  GENERAL

     Your vote is important. Because many of our shareholders cannot personally attend the Special Meeting, it is necessary that a large number be represented by proxy. If a shareholder of record does not submit a proxy or attend the Special Meeting in person, his or her shares will not be voted at the Special Meeting and the shareholder will not be counted as present for determining the existence of a quorum at the Special Meeting.

     We encourage you to vote and to vote promptly.

  SHAREHOLDERS OF RECORD

     If you are a Paradigm shareholder of record, meaning that your Paradigm shares and your stock certificate(s) were registered in your name with Paradigm and its transfer agent on the record date, you may vote (1) in person by attending the Special Meeting or (2) by marking, signing, dating and mailing the enclosed proxy card in the postage-paid envelope provided.

     You may revoke your proxy at any time before the vote is taken at the meeting by (1) delivering to the Secretary of Paradigm a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (2) by properly submitting a later-dated proxy relating to the same shares or (3) by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy). Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to:

                           Paradigm Geophysical Ltd.
                              Gav-Yam Center No. 3
                                9 Shenkar Street
                        Herzliya Pituach  46120, Israel
                              Attention: Secretary

     You may also be represented by another person present at the Special Meeting by executing a proxy designating such person to act on your behalf. If you sign, date and mail your proxy card without indicating how you want to vote, your Paradigm Shares will be voted in favor of the Merger Proposal.

  SHARES HELD IN STREET NAME

     If you hold your Paradigm Shares in street name through a bank or a broker, you should follow the instructions on the form you receive from your bank or broker. If your Paradigm Shares are held in street name and you wish to vote such shares by attending the Special Meeting in person, you will need to obtain a proxy from the broker or other intermediary who is the shareholder of record of your shares. If your Paradigm Shares are held in street name, you must contact the broker or other intermediary who is the shareholder of record of your shares to change or revoke your voting instructions.

  SHARES REGISTERED WITH A MEMBER OF THE TEL AVIV STOCK EXCHANGE

     If your Paradigm Shares are registered with a member of the Tel Aviv Stock Exchange and are included in Paradigm's Stock Register in street name, you may attend and vote at the Special Meeting by supplying us with Form no. 1 as attached to the Regulations ("Proof of Ownership of Shares for the Purpose of Voting in General Meetings" -- 2000) under the Companies Law. This form should be duly completed and signed by the Tel Aviv Stock Exchange member with whom your Paradigm Shares are registered. You must deliver the signed form to us prior to or at the Special Meeting.

  SHARES HELD BY MERGER SUBSIDIARY AND 25% HOLDERS IN MERGER SUBSIDIARY

     Under the Companies Law, Paradigm Shares held by Merger Subsidiary, by any person directly or indirectly holding 25% or more of Merger Subsidiary's outstanding shares (including Parent), or by any person controlled by any of these persons, will not be counted in determining whether the Merger Proposal has been approved. The enclosed proxy therefore requires you to certify that your Paradigm Shares are not held by Merger Subsidiary, any person directly or indirectly holding 25% or more of the Merger Subsidiary's outstanding shares (including Parent), or any person controlled by any of these persons.

  VOTING OF PROXIES

     All shares represented at the Special Meeting by valid proxies that we receive as a result of this solicitation (other than proxies that are revoked before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Paradigm Shares will be voted for the Merger Proposal. Proxies submitted with instructions to abstain from voting and broker non-votes will not count as being voted on the Merger Proposal at the Special Meeting.

     PARADIGM SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING PARADIGM SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY CONSUMMATED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES FOR THE CASH MERGER CONSIDERATION.

SOLICITATION OF PROXIES

     We will bear the costs incidental to the solicitation and obtaining of proxies, including the cost of reimbursing brokers and other solicitation agents for forwarding proxy materials. Proxies may be solicited, without extra compensation, by our officers and employees by mail, telephone, telefax, personal interviews and other methods of communication. We have retained MacKenzie Partners, Inc. for a fee of approximately US $7,500, plus additional charges related to telephone calls and other services, to assist in the solicitation of proxies.

     SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

                                   THE MERGER

     The description in this Proxy Statement of the Merger and the principal terms of the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we recommend that you read it carefully in its entirety.

BACKGROUND OF THE MERGER

     In January 2002, Reliance Capital Ltd., an Israeli investment bank, contacted Paradigm at Fox Paine's request and suggested that Paradigm meet with representatives of Fox Paine to explore a possible investment or other transaction.

     On January 10, 2002, Eldad Weiss, Paradigm's Chairman and Chief Executive Officer, met with representatives of Fox Paine in London. Following the meeting, representatives of Fox Paine met with Mr. Weiss and other senior management personnel of Paradigm in Israel on January 22, 2002, January 23, 2002 and February 7, 2002.

     Subsequent to these meetings, Fox Paine informed Paradigm that it was interested in conducting due diligence on Paradigm in order to make a proposal for the possible purchase of a controlling interest in Paradigm.

     The Paradigm Board of Directors met on February 25, 2002 and determined to permit Fox Paine to commence due diligence. Paradigm and Fox Paine signed a confidentiality agreement on February 27, 2002.

     On March 31, 2002 Fox Paine sent a letter, along with a proposed term sheet, to Paradigm expressing an interest in acquiring Paradigm in a merger transaction for US $5.00 per share and proposing that Paradigm enter into exclusive negotiations with Fox Paine regarding such a transaction. The Paradigm Board of Directors met on April 1, 2002 and April 4, 2002 to consider the proposal. On April 9, 2002, representatives of Paradigm and Fox Paine and their legal advisors met in New York to conclude the terms of the letter and proposed term sheet. The parties engaged in negotiations regarding a number of the significant terms contemplated by the letter and proposed term sheet, including the price. On April 10, 2002, the Paradigm Board of Directors authorized Paradigm to enter into a proposed term sheet with Fox Paine on the negotiated terms. Fox Paine was granted exclusivity for a period of twenty days and the parties agreed to proceed with intensified negotiations regarding a definitive agreement for the acquisition by merger of all outstanding shares of Paradigm at a price of US $5.15 per share.

     On April 12, 2002, Fox Paine's legal counsel provided a draft merger agreement to Paradigm and its legal counsel. Negotiations continued and the Paradigm Board of Directors met on April 22, 2002 and April 28, 2002 to discuss the terms of the proposed agreement, and a number of open issues regarding a number of provisions of the agreement. The definitive agreement was not concluded within the initial 20 day exclusivity period and the exclusivity was extended on April 30, 2002.

     On May 8, 2002, due to press reports emanating from an Israeli daily newspaper, Paradigm issued a press release confirming that it had been approached by and was in discussions with a private investment firm regarding a possible sale of Paradigm, but the parties had not reached agreement on material terms. Paradigm warned that at that date the Board believed that the parties may not reach agreement on material terms.

     The Paradigm Board of Directors met again on May 7, 2002 and May 8, 2002 to consider a number of open issues and the status of the negotiations. On May 8, 2002, the Paradigm Board of Directors determined to extend Fox Paine's exclusivity through May 13, 2002.

     The Paradigm Board of Directors met again on May 12, 2002 and May 14, 2002 to review the status of the negotiations. On May 14, 2002, the Paradigm Board of Directors determined not to extend exclusivity, but to continue negotiating the remaining open terms in the definitive agreement. From May 14, 2002 through May 20, 2002, Fox Paine and Paradigm continued negotiations and resolved the significant open issues that remained.

     On May 20, 2002, the Paradigm Board of Directors held an additional meeting to consider the proposed merger. At this meeting, the Board considered various aspects of the proposed transaction and reviewed the financial analyses performed by Tanner & Co. in connection with its evaluation of the US $5.15 per share cash amount to be received by the holders of Paradigm Shares in the Merger. At this Board meeting, Tanner & Co. also rendered to the Board of Directors an oral opinion (which was confirmed by a letter dated May 20, 2002) to the effect that, as of May 20, 2002, and based upon and subject to the matters stated, the US $5.15 per share cash amount to be received in the Merger by the holders of Paradigm Shares was fair, from a financial point of view, to such holders.

     On May 21, 2002, the Paradigm Board of Directors met to consider the proposed merger agreement and other agreements related to the Merger. The Paradigm Board of Directors then voted (with Eldad Weiss not participating and voting due to his interest resulting from his continued employment by, and right to payments from, Paradigm following the Merger) to adopt resolutions:

     - approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

     - determining that the Merger is fair to, and in the best interests of, Paradigm and its shareholders;

     - determining that no reasonable concern exists that Paradigm will be unable to fulfill its obligations to its creditors following the Merger;

     - directing management to call a special meeting and to take such other actions as are necessary to complete the Merger; and

     - recommending that the shareholders of Paradigm approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

     On the evening of May 21, 2002, Paradigm, Parent and Merger Subsidiary executed the Merger Agreement and related agreements. After that, Paradigm and Parent issued a joint press release announcing the execution of the Merger Agreement.

OUR REASONS FOR THE MERGER

     In concluding that the Merger is in the best interests of Paradigm and its shareholders, and in approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Paradigm Board considered and reviewed with senior management, as well as its financial and legal advisors, a number of factors, including the following:

     - the Paradigm Board's familiarity with, and information provided by our management as to, the business, financial condition, results of operations, current business strategy and future prospects of Paradigm, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which we operate and our position in such markets;

     - the historical market prices and trading information for Paradigm Shares. In this regard, the Paradigm Board considered, among other things, the fact that the US $5.15 per share cash merger consideration represented:

      -- a premium of 27.2% over the US $4.05 average closing price of the shares in the 30 trading days prior to May 21, 2002;

      -- a premium of 40.5% over the US $3.67 average closing price of the shares in the 90 trading days prior to May 21, 2002; and

      -- a premium of 14.4% over the US $4.50 average closing price of the shares in the 12 months prior to May 21, 2002.

     - the written opinion of Tanner & Co. as to the fairness, from a financial point of view, of the cash merger consideration to be paid to Paradigm shareholders in the Merger;

     - the fact that the cash merger consideration provides to Paradigm shareholders certainty of value in place of the uncertainty involved in holding Paradigm Shares;

     - possible alternatives to the Merger, including the prospects of continuing to operate Paradigm as an independent entity, the value to shareholders of such alternatives and the timing and likelihood of actually achieving additional value from these alternatives (considering the possibility that the future performance of Paradigm might not lead to a share price that is greater in the foreseeable future than the consideration to be paid in the Merger);

     - the financial resources of Fox Paine and its record of successfully closing transactions, as represented to Paradigm;

     - that Fox Paine and Parent have advised Paradigm that they do not presently have an agreement to sell Paradigm;

     - that, in the opinion of the Paradigm Board, the Merger is the best offer readily available for Paradigm shareholders, and that no other prospective buyers with the financial ability to complete a transaction and the willingness to pay an aggregate consideration greater than that to be paid by Parent in the Merger have come forward (bearing in mind that Paradigm is still in a position to accept an unsolicited superior offer in accordance with the restrictions and procedures set forth in the Merger Agreement);

     - the fact that the Merger Agreement is required to be submitted to Paradigm's shareholders for approval, which allows for an informed vote by Paradigm's shareholders on the merits of the transaction; and

     - the legal opinions received from Meitar, Liquornik, Geva & Co. and Professor Uriel Procaccia relating to the Merger.

     The Paradigm Board also considered, among others, the following factors, which include a number of potentially negative factors:

     - the impact of the Merger on Paradigm's employees;

     - the risk that key management, technical and sales personnel might terminate their employment with Paradigm if the Merger were not completed, and the resulting effect of this risk on the business of Paradigm;

     - the risk that some provisions of the Merger Agreement and related documents might have the effect of discouraging other persons potentially interested in acquiring Paradigm from pursuing an acquisition of Paradigm;

     - that the current shareholders of Paradigm would not benefit from the future growth and earnings of Paradigm after the Merger;

     - the fact that, for some period of time during the last 12 months, the market price of Paradigm Shares was higher than the cash consideration to be paid to Paradigm shareholders in the Merger; and

     - the likelihood that the Merger will be approved by the necessary Israeli authorities.

     We do not intend for the foregoing discussion of the information and factors considered by the Paradigm Board to be exhaustive. We believe, however, that the foregoing discussion includes the material information and factors considered by the Paradigm Board. In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the Paradigm Board did not assign any relative or specific weight to the information and factors discussed above, and individual directors may have assessed various factors differently. The Paradigm Board recommends that Paradigm shareholders vote "FOR" approval of the Merger Proposal.

OPINION OF PARADIGM'S FINANCIAL ADVISOR

     Tanner & Co. has delivered its opinion dated May 20, 2002 to the Paradigm Board to the effect that, as of the date of such opinion, the consideration to be received by holders of Paradigm Shares in the Merger is fair, from a financial point of view, to such holders. The full text of Tanner & Co.'s written opinion (the "Tanner & Co. Opinion") is attached to this Proxy Statement as Appendix B. For purposes of the Tanner & Co. Opinion, Tanner & Co., among other things: (i) reviewed certain publicly available financial statements and other information of Paradigm; (ii) reviewed certain internal financial statements and other financial and operating data concerning Paradigm prepared by the management of Paradigm; (iii) analyzed financial projections for fiscal year 2002 prepared by the management of Paradigm; (iv) discussed the past and current operations and financial condition and the prospects of Paradigm with certain senior executives of Paradigm; (v) reviewed the reported prices and trading activity for Paradigm Shares and compared such information with similar information for certain other publicly traded companies; (vi) compared the financial performance of Paradigm with that of certain other comparable publicly traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
(viii) reviewed the financial terms of the Merger Agreement and certain related documents; and (ix) performed such other analyses as Tanner & Co. deemed appropriate.

     In rendering the Tanner & Co. Opinion, Tanner & Co. assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Tanner & Co. for the purposes of its opinion. With respect to financial projections, Tanner & Co. assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Paradigm. Tanner & Co. did not make any independent valuation or appraisal of the assets or liabilities of Paradigm nor was Tanner & Co. provided with such appraisals. The Tanner & Co. Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Tanner & Co., as of May 20, 2002.

     The Tanner & Co. Opinion states that it is for the information of the Paradigm Board only and does not constitute a recommendation as to how any holder of Paradigm Shares should vote such shares in connection with the Merger. At the meeting of the Paradigm Board held on May 20, 2002, Tanner & Co. presented certain financial analyses accompanied by written materials in connection with the delivery of the Tanner & Co. Opinion. The following is a summary of the material financial and comparative analyses performed by Tanner & Co. in arriving at its May 20, 2002 opinion.

     Stock Trading History. Tanner & Co. reviewed the historical trading prices for the Paradigm Shares over the period from June 10, 1998 to May 14, 2002 and over the year leading up to the date of the opinion and noted that Paradigm Shares were down 22.3% for the year from May 14, 2001 to May 14, 2002, with a high of US $6.73 and a low of US $2.97. The closing price for Paradigm Shares of US $4.35 on May 14, 2002 represented a 46.5% premium to their 52-week low and a 35.4% discount from their 52-week high as of such date.

     Tanner & Co. reviewed the premium obtained by computing the percentage excess of the US $5.15 per share merger cash consideration over the closing price for Paradigm Shares on April 15, 2002, a date chosen as the unaffected price, and the average closing price for Paradigm Shares in the three months prior to that date. These premiums were 56.1% and 48.9%, respectively.

     Comparable Company Analysis. Tanner & Co. performed a comparable company analysis in which it compared certain publicly available financial data, projections of future financial performance (reflecting a composite of equity research analysts' estimates) and market statistics (calculated based upon closing stock prices as of May 14, 2002) of selected publicly traded companies in the geophysical industry considered by Tanner & Co. to be reasonably comparable to Paradigm with similar financial data of Paradigm. Such comparable companies included: Compagnie General Geophysique ("CGG"), Core Laboratories, OYO Geospace, Petroleum Geo Services, Seitel, Tesco Corp. and Veritas DGC (the "Comparable Companies"). Tanner & Co. calculated the enterprise value of the Comparable Companies as multiples of (i) last 12 months ("LTM") earnings before interest, taxes, depreciation and amortization

                                        16
("EBITDA"), (ii) LTM earnings before interest and taxes ("EBIT"), and (iii) LTM sales. Tanner & Co. also derived multiples of common stock prices per share relative to LTM and estimated 2002 and 2003 earnings per share for each of the Comparable Companies. This analysis indicated that (i) the enterprise value to estimated LTM EBITDA multiples ranged from 2.3x to 11.0x with a median of 7.5x for the Comparable Companies; (ii) the enterprise value to estimated LTM EBIT multiples ranged from 11.7x to 27.2x with a median of 13.8x for the Comparable Companies; (iii) the enterprise value to estimated LTM sales multiples ranged from 0.87x to 2.84x with a median of 1.51x for the Comparable Companies; (iv) the stock price to LTM earnings per share multiples ranged from 17.3x to 30.7x with a median of 23.7x for the Comparable Companies; and (v) the stock price to estimated 2002 earnings per share multiples ranged from 6.6x to 57.2x with a median of 17.8x for the Comparable Companies. Tanner & Co. then applied these multiples of LTM and estimated financial performance to the appropriate benchmarks of Paradigm to derive a share price reference range for Paradigm Shares of US $3.00 to US $5.00 per share.

     The Comparable Companies analysis resulted in the following multiple ranges as of May 14, 2002:

                                                                        PARADIGM'S IMPLIED
                                                                            MULTIPLE @
MULTIPLE ANALYSIS                                      MULTIPLE RANGE     US $5.15/SHARE
-----------------                                      --------------   ------------------
TEV/LTM EBITDA.......................................  2.3x to 11.0x       7.6x
TEV/LTM EBIT.........................................  11.7x to 27.2x      24.7x
TEV/LTM Sales........................................  0.87x to 2.84x      1.27x
LTM P/E..............................................  17.3x to 30.7x      32.2x
2002 P/E (management projections)....................  6.6x to 57.2x       11.2x

---------------

TEV = total enterprise value

Note: Paradigm's financial results exclude US $828,000 in restructuring costs incurred in the first quarter of 2002.

     Comparable Acquisitions Analysis. Using publicly available information, Tanner & Co. reviewed selected business combinations which occurred since 1998 involving companies in the geophysical and seismic industry. Such comparable companies included (acquiror listed first): Pulse Data/Trace Energy, Veritas DGC/ Petroleum Geo Services, Fugro NV/Jason Information Systems, Fugro/Robertson Research Holdings, Core Laboratories/Promore Engineering, Paradigm/Sysdrill, Landmark Graphics/ILEX Technologies, Halliburton/ Magic Earth, Landmark Graphics/LMK Resources, Veritas DGC/RC2, Roxar ASA/Fluenta AS, Landmark Graphics/PGS Data Management, Schlumberger/Operational Services, Core Laboratories/Production Enhancement Corp., Core Laboratories/Tomoseis Corp., CGG/Mark Products, Paradigm/Flagship Division of CGG, Halliburton/PES International, CGG/GeoScience Corp., Landmark Graphics/Economics Analysis Systems, Weatherford International/Daley International, Veritas DGC/Enertec Resource Services, Esenjay Exploration/3DX Technologies, Veritas DGC/Time Seismic, Core Laboratories/Reservoirs, Inc., Core Laboratories/Coherence Technology, Core Laboratories/Andrews Group, Core Laboratories/Owen Oil Tools, and Core Laboratories/PETRAK Group (the "Comparable Acquisitions"). For each of the Comparable Acquisitions, where available, Tanner & Co. compared the enterprise value of each such transaction as a multiple of publicly available LTM EBITDA, EBIT and sales. This analysis indicated that the enterprise value as a multiple of (i) LTM EBITDA ranged from 1.3x to 10.0x with a median of 5.0x,
(ii) LTM EBIT ranged from 2.8x to 29.2x with a median of 9.5x, and (iii) LTM sales ranged from 0.62x to 6.6x with a median of 1.41x. Tanner & Co. also, where available, compared the equity value of each such transaction as a multiple of the publicly available LTM net income. This analysis indicated that the equity value as a multiple of LTM net income ranged from 3.3x to 13.3x with a median of 8.9x. These analyses also resulted in a share price reference range for Paradigm Shares of US $3.00 to US $5.00 per share.

     The Comparable Acquisitions analysis indicated the following multiple ranges for the selected transactions:

                                                                        PARADIGM'S IMPLIED
                                                                            MULTIPLE @
MULTIPLE ANALYSIS                                      MULTIPLE RANGE     US $5.15/SHARE
-----------------                                      --------------   ------------------
TEV/LTM EBITDA.......................................  1.3x to 10.0x       7.6x
TEV/LTM EBIT.........................................  2.8x to 29.2x       24.7x
TEV/LTM Sales........................................  0.62x to 6.60x      1.27x
LTM P/E..............................................  3.3x to 13.3x       32.2x

---------------

TEV = total enterprise value

Note: Paradigm's financial results exclude US $828,000 in restructuring costs incurred in the first quarter of 2002.

     Other Analyses. Tanner & Co. did not perform a discounted cash flow analysis or a leveraged acquisition analysis. Five-year management projections are generally required to perform such analyses. Paradigm has not prepared current five-year projections and such projections have not otherwise been made available to Tanner & Co. However, Tanner & Co. believes that the other analyses performed are a sufficient basis for its opinion that the consideration to be received by the holders of Paradigm Shares in the Merger is fair, from a financial point of view, to such holders.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Tanner & Co. Opinion. In arriving at its fairness determination, Tanner & Co. considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Paradigm or the proposed Merger. In performing its analyses, Tanner & Co. made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Paradigm, Parent and Merger Subsidiary. The analyses performed by Tanner & Co. are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Tanner & Co.'s analysis of whether the consideration to be received by the holders of Paradigm Shares in the Merger is fair, from a financial point of view, to such holders, and were conducted in connection with the delivery of the Tanner & Co. Opinion. The analyses do not purport to be appraisals of, or to reflect the price at which, Paradigm might actually be sold. Because such analyses are inherently subject to uncertainty, neither Paradigm, Tanner & Co., nor any other person assumes responsibility for the accuracy of such analyses. The Tanner & Co. analyses described above should not be viewed as determinative of the opinion of the Paradigm Board with respect to the value of Paradigm or of whether Tanner & Co. would have rendered an opinion of fairness with respect to, or the Paradigm Board would have been willing to agree to, any consideration other that the consideration to be received by Paradigm shareholders in the Merger. As described above, the Tanner & Co. Opinion was among many factors taken into consideration by the Paradigm Board in making its determination to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

     The Paradigm Board retained Tanner & Co. based upon its experience and expertise. Tanner & Co. is a recognized investment banking and advisory firm. As part of its investment banking business, Tanner & Co. is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, and for estate, corporate and other purposes.

     Pursuant to a May 14, 2002 letter agreement, Paradigm agreed to pay Tanner & Co. a transaction fee of US $300,000 payable as follows: (i) US $150,000 of which was payable upon delivery of the Tanner & Co. Opinion and (ii) the remainder of which is contingent and payable upon consummation of the Merger. In addition, Paradigm agreed to reimburse Tanner & Co. for its reasonable expenses. Paradigm also has agreed to indemnify Tanner & Co. and certain related persons against certain liabilities arising out of or in connection with its engagement, including specified liabilities under U.S. federal securities laws.

NO APPRAISAL RIGHTS

     Under Israeli law, holders of Paradigm Shares are not entitled to appraisal rights in connection with the Merger. Objections to the Merger may be filed by creditors of Paradigm with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, Paradigm will not be able to perform its obligations or satisfy its liabilities to its creditors.

FINANCING THE MERGER

     Completion of the Merger is not conditioned on Parent's obtaining financing. Parent has represented to Paradigm that it has such funds available to it from its cash and cash equivalents, committed equity capital available on call and/or borrowings currently available under existing credit facilities as are necessary to perform its obligations under the Merger Agreement.

     In the Merger Agreement, Paradigm has agreed, unless otherwise requested by Parent, to repay, prepay or redeem, as the case may be, any and all of its and its subsidiaries' outstanding indebtedness at the effective time of the Merger. To the extent that any such indebtedness is repaid, prepaid or redeemed, Parent will provide funding at the effective time of the Merger sufficient for Paradigm to comply with its obligations described above.

CERTAIN ISSUES RELATING TO THE MERGER

     On November 7, 2001, Paradigm issued an aggregate of US $8 million principal amount of convertible subordinated debentures (the "Debentures") to The Israel Mezzanine Fund, L.P. and certain other parties (collectively, "FIMI") pursuant to the Convertible Loan Agreement, dated as of October 10, 2001, by and between Paradigm and FIMI (the "Loan Agreement"). The Loan Agreement also provided FIMI the right to purchase up to an aggregate of US $3.0 million of additional Debentures, on the same terms, during the 30 day periods commencing on November 7, 2003 and 2004, subject to certain limitations. As of the date of this Proxy Statement, the US $8.0 million principal amount of Debentures are convertible into 1,066,667 Paradigm Shares at a conversion price of US $7.50 per share. On May 28, 2002, following the public announcement of the Merger Agreement, FIMI notified Paradigm that: (a) pursuant to the Loan Agreement, it was electing to have the outstanding Debentures repaid in full as a result of the Merger, (b) it believes Paradigm has been in default under Section 4(b) of the Loan Agreement (which contains Paradigm's obligation to maintain certain levels of shareholders' equity) since the date the Debentures were issued, and that it believes Paradigm continues to be in such default, (c) as a result of such alleged default, FIMI is demanding immediate repayment of the outstanding Debentures, and (d) it believes FIMI's right to purchase the additional US $3.0 million of Debentures will remain in full force and effect notwithstanding repayment of the outstanding Debentures.

     Paradigm has advised FIMI that it rejects any claim by FIMI that it is in default under the Loan Agreement. Paradigm has also advised FIMI that its right to purchase the additional US $3.0 million of Debentures will expire upon repayment of the outstanding Debentures, which Paradigm intends to do at or prior to the closing of the Merger. Although the continued existence of a right to purchase additional Debentures following repayment would be a breach of certain representations and warranties of Paradigm contained in the Merger Agreement, Paradigm does not believe that any such right will continue to exist or that it is (or will be) in breach of any such representations and warranties of Paradigm contained in the Merger Agreement with respect to the Loan Agreement.

MATERIAL TAX CONSEQUENCES

 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below). This summary is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. This summary is addressed only to holders of Paradigm Shares that are U.S. citizens, individuals resident in the United States for U.S. federal income tax purposes, corporations or partnerships created or organized in the United States under the laws of the United States or any state in the United States, estates the income of which is subject to U.S. federal income tax regardless of the source of their income and any trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter (collectively, "U.S. Holders"). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary does not address the considerations that may be applicable to particular classes of U.S. Holders who are subject to special tax treatment under the Code, including U.S. Holders who acquired their Paradigm Shares pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, holders of securities as part of a "straddle," "hedge," "conversion" or other risk-reduction transaction, U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the outstanding Paradigm Shares and persons who own Paradigm Shares through a partnership or other pass-through entity. In addition, the following discussion does not address the U.S. federal income tax consequences to holders of options and warrants to purchase Paradigm Shares.

     EACH U.S. HOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO HIM, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

     The formation of Merger Subsidiary by Parent and the Merger of Merger Subsidiary into Paradigm will be treated for U.S. federal income tax purposes as a purchase of Paradigm Shares by Parent directly from Paradigm shareholders. The transitory existence of Merger Subsidiary will be disregarded.

     The receipt by a U.S. Holder of cash in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash he receives in connection with the Merger and the aggregate adjusted tax basis of the shares surrendered by him in the Merger. Gain or loss will be calculated separately for each block of Paradigm Shares surrendered in the Merger. A U.S. Holder's adjusted tax basis in his Paradigm Shares generally equals the purchase price paid therefor by him.

     If a U.S. Holder's Paradigm Shares are held by him as capital assets, the gain or loss recognized by him will be capital gain or loss, and will be long-term capital gain or loss if his holding period for his Paradigm Shares exceeds one year. If the U.S. Holder's holding period of his Paradigm Shares on the date of the Merger is one year or less, such gain or loss will be short-term capital gain or loss. In the case of a noncorporate U.S. Holder, long-term capital gains are subject to a maximum U.S. federal income tax rate of 20%. Any capital loss recognized upon the surrender of Paradigm Shares in the Merger generally will be deductible only against other capital gains and not against ordinary income, except that a noncorporate U.S. Holder may deduct a capital loss to the extent of his capital gains plus up to US $3,000 of his ordinary income.

     A U.S. Holder (other than such exempt U.S. Holders as corporations and certain foreign individuals) may be subject to the U.S. backup withholding tax (currently 30%), unless he provides his social security number or other taxpayer identification number ("TIN") and certifies under penalty of perjury that such TIN is correct (or properly certifies that he is awaiting a TIN) and that he has not lost his backup withholding exemption and otherwise complies with the applicable requirements of the U.S. backup withholding tax rules. A U.S. Holder who does not furnish his TIN or does not otherwise establish a basis for an exemption from the backup withholding tax may be subject to a penalty imposed by the U.S. Internal Revenue Service

(the "IRS"). The backup withholding tax is not an additional tax; rather, it may be credited against the U.S. federal income tax liability of the U.S. Holder if the required information is provided to the IRS. If backup withholding results in an overpayment of tax, a refund may be obtained by filing a U.S. federal income tax return.

 ISRAELI TAX CONSEQUENCES

     The following is a summary discussion of certain Israeli tax consideration in connection with the Merger. The following summary is based upon the Israeli Income Tax Ordinance (New Version) 1961, as amended, and other laws and regulations, all as in effect as of the date of this Proxy Statement. No assurance can be given that future legislation, regulation or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences which may apply to particular holders of Paradigm Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below. HOLDERS OF PARADIGM SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

     In general, under the Israeli Income Tax Ordinance, the transfer of shares of an Israeli company in consideration for cash is deemed to be a sale of capital assets. Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel by both residents and non-residents of Israel, unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provide for an exemption from Israeli capital gains tax for gains derived from the sale by sellers of shares of "industrial companies" that are traded on specified United States markets, including The Nasdaq National Market, provided that the sellers purchased their shares either in the company's initial public offering or in public market transactions thereafter. This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli companies subject to the Inflationary Adjustments Law -- 1985. The sale of Paradigm Shares by qualifying sellers will qualify for this exemption only if Paradigm constitutes an industrial company on the effective date of the Merger. Paradigm believes that it is currently an industrial company and that, as a result, the transfer of the Paradigm Shares in the Merger by qualifying sellers for cash will qualify for this exemption. The determination of industrial company status is made by a company each year and is reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny Paradigm status as an industrial company after the date of this Proxy Statement or retroactively after the completion of the Merger.

     In addition to the exemption from capital gains tax described above, the tax treaty between the United States and Israel exempts persons who qualify under the treaty as residents of the United States from Israeli capital gains tax in connection with the disposition of the shares in the Merger, provided that these persons have not held, directly or indirectly, shares representing 10% or more of the voting power of Paradigm at any time during the 12 month period preceding the Merger.

     Paradigm shareholders who acquired their shares prior to Paradigm's initial public offering in 1998, or in a private placement by Paradigm thereafter, and who do not qualify for an exemption from Israeli capital gains tax under any tax treaty to which the State of Israel is a party, including the treaty between Israel and the United States described above, may be subject to Israeli capital gains tax on the sale of their Paradigm Shares in the Merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the Merger to them.

ISRAELI REGULATORY MATTERS

 OFFICE OF THE CHIEF SCIENTIST

     The acquisition of control of Paradigm by Parent requires the approval of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the "Chief Scientist"). Under the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulation promulgated under this law, research and development programs approved by the Chief Scientist are eligible to receive grants, if they meet specified criteria, in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the Chief Scientist. Paradigm has received Chief Scientist grants to fund some of its research and development activities. The terms of the Chief Scientist grants awarded to Paradigm include the obligation to obtain the approval of the Chief Scientist prior to any change of control. The approval of the Chief Scientist in connection with the Merger is a condition to completion of the Merger.

 INVESTMENT CENTER

     Parent's acquisition of control of Paradigm requires the approval of the Investment Center of the Ministry of Industry and Trade of the State of Israel (the "Investment Center") established under the Law for the Encouragement of Capital Investment, 5719-1959. This law provides that capital investments in eligible facilities may, upon application to the Investment Center, be designated as an "approved enterprise." Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the approved enterprise are set out in the regulations promulgated under the investment law and the specific approval issued by the Investment Center with regard to each approved enterprise. The benefits include government grants, government guaranteed loans, tax holidays and combination thereof. Paradigm has four approved enterprises, all of which enjoy tax holiday benefits and none of which received government grants. The approval of the Investment Center in connection with the Merger is a condition to completion of the Merger.

INTERESTS OF OUR OFFICERS AND DIRECTORS IN THE MERGER

     In considering the Paradigm Board's recommendation, you should be aware that our directors and executive officers, as well as several other members of our senior management and other key employees, have interests in the transaction as employees or directors that are different from, or in addition to, your interests as shareholders. The Paradigm Board knew about these different or additional interests and considered them, among the other factors described in this Proxy Statement, when it approved the Merger.

 EMPLOYMENT AGREEMENTS AND OTHER ARRANGEMENTS

     Paradigm previously entered into employment agreements and other arrangements with certain of its executive officers that require Paradigm to provide severance benefits to such executives, in the form of a "notice period" (ranging up to 12 months of notice) or cash severance pay in connection with a termination of an executive officer's employment. In addition, Eldad Weiss's employment agreement provides that if after a change in ownership of Paradigm the terms and conditions of his employment are changed without his consent, he may voluntarily terminate his employment and receive 12 months of base salary. If following the Merger, the employment of all of our executive officers terminates under circumstances requiring the provision of severance benefits (during a "notice period" or otherwise), we would be obligated to pay them an aggregate of approximately US $1.8 million (of which approximately US $430,000 has been paid by Paradigm into segregated accounts for the benefit of such executive officers).

 SETTLEMENT OF OPTIONS

     Paradigm previously granted to almost all of its directors, executive officers and other senior management personnel options to purchase Paradigm Shares. Based on currently available information and certain assumptions, our directors and executive officers are expected to receive approximately US $432,000 in the aggregate (less any applicable withholding taxes) in exchange for cancellation of their outstanding options to purchase Paradigm Shares pursuant to their applicable option agreements and the Merger Agreement.

 RETENTION POOL

     In connection with the Merger, Paradigm has established a retention pool for up to eight of its executive officers (including Eldad Weiss, Paradigm's Chief Executive Officer and Chairman of the Paradigm Board).

Pursuant to these arrangements, a participating employee will be eligible to receive a retention bonus if the employee remains continuously employed by Paradigm through the first anniversary of the completion of the Merger (or is terminated without cause prior to such date). If all executive officers participating in the retention pool become entitled to retention bonuses under the retention pool, we would be obligated to pay them an aggregate of approximately US $1.5 million at such time. In addition, up to US $500,000 of additional retention payments may be granted to other employees.

 INDEMNITY AND INSURANCE

     As described in "The Merger Agreement -- Indemnification of Directors and Officers," we and Parent have agreed that the Surviving Company (i.e., Paradigm as it will exist after the Merger is completed) will indemnify, subject to customary conditions, our present and former officers and directors against all damages and expenses they may incur to the same extent that Paradigm would have been permitted, under applicable law, Paradigm's formation documents and certain indemnification agreements with such individuals existing on the date of the Merger Agreement. Parent and Paradigm have also agreed that the Surviving Company's formation documents will not be amended in a manner that would adversely affect the right to indemnification described above. For seven years following the Merger, the Surviving Company will maintain (to the extent generally available in the market) officers' and directors' liability insurance covering those persons currently covered by Paradigm's officers' and directors' liability insurance policy with coverage in an amount and scope at least as favorable as those provided by our current policy. However, the Surviving Company is not obligated to spend more than 150% of the amount of our current premium to obtain such insurance (but, if the cost of such policy would exceed 150% of such amount, the Surviving Company will obtain a policy with the greatest coverage available for a cost not exceeding such amount).

                              THE MERGER AGREEMENT

     The description of the material terms of the Merger Agreement set forth below is not intended to be a complete description of that document. We qualify this description by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement as Appendix A. We urge you to read the Merger Agreement carefully in its entirety before deciding how to vote your Paradigm Shares.

THE MERGER

     The Merger Agreement provides for the merger of Merger Subsidiary with and into Paradigm, with Paradigm surviving the Merger as a direct, wholly owned subsidiary of Parent. When we refer to the "Surviving Company" in this Proxy Statement, we mean Paradigm as it will exist after the Merger is completed. Following the Merger, Paradigm will succeed to and assume all of the rights, properties and obligations of Merger Subsidiary in accordance with the Companies Law.

     Following the Merger, the Paradigm Shares, all of which will then be owned by Parent, will be delisted from The Nasdaq National Market and the Tel Aviv Stock Exchange Ltd., deregistered under the Securities Exchange Act of 1934 and will no longer be publicly traded.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon the issuance of a certificate of merger by the Companies Registrar in Israel in accordance with the relevant provisions in the Companies Law. The certificate of merger will be issued by the Companies Registrar after the Merger Proposal has been approved by Paradigm's shareholders and within five business days after the other conditions to the Merger (including the expiration of the 70-day waiting period under the Companies Law, which we expect will expire on August 1, 2002) have been satisfied or waived, unless we agree with Parent to complete the transaction on another date. When we refer to the "Effective Time" of the Merger in this Proxy Statement, we mean the date and time when the Merger becomes effective, as described in this paragraph.

     When the Merger becomes effective, the stock transfer books of Paradigm will be deemed closed and no further transfer of any Paradigm Shares will be made. In addition, the former Paradigm shareholders will cease to have any rights as shareholders of Paradigm.

MERGER CONSIDERATION

     Paradigm Shares. At the Effective Time, each issued and outstanding Paradigm Share (other than Paradigm Shares held by Paradigm, its subsidiaries, Parent or Merger Subsidiary) will be automatically converted into the right to receive US $5.15 in cash, without interest.

     Paradigm Stock Options. As a general matter, each holder of an option to purchase Paradigm Shares will be allowed to exercise his option, whether or not then vested, for a period of at least 30 days prior to the Effective Time. At the Effective Time of the Merger, each unexercised option (other than warrants) to purchase Paradigm Shares then outstanding, whether or not vested, will be canceled in exchange for a cash payment equal to the excess, if any, of US $5.15 over the exercise price of such option, multiplied by the number of shares subject to such option, less any applicable withholding taxes.

     Adjustments. If at any time during the period between May 21, 2002 and the Effective Time, (a) any change in the outstanding Paradigm Shares shall occur by reason of any recapitalization, reclassification of shares, stock split or combination, division or subdivision of shares, readjustment of shares, or any stock dividend thereon with a record date during such period, or (b) if the Paradigm's representations in the Merger Agreement relating to Paradigm's capitalization and indebtedness are not true and correct (and, solely in the case of clause (b), Parent elects to do so), the US $5.15 per share cash merger consideration will be appropriately adjusted to provide the holders of Paradigm Shares (in the aggregate) the same economic effect as contemplated by the Merger Agreement prior to such event or in the absence of such failure to be true and correct, as the case may be.

PAYMENT PROCEDURES

     How to Receive Payment. Prior to the Effective Time, Parent will appoint a bank or trust company reasonably satisfactory to us as the paying agent for the purpose of exchanging certificates representing Paradigm Shares for the per share cash merger consideration. At the closing of the Merger, Parent will cause the cash merger consideration (and any amounts required to be paid in exchange for the cancellation of options to purchase Paradigm Shares) to be deposited with the paying agent. Promptly after the Effective Time of the Merger, the paying agent will mail a letter of transmittal and other instructional materials to you and the other holders of Paradigm Shares. The letter of transmittal and other materials will tell you how to surrender your certificates representing Paradigm Shares for the US $5.15 per share cash merger consideration. You will not be entitled to receive the cash merger consideration until you send your certificates to the paying agent, along with a properly completed and signed letter of transmittal and such other documents as the paying agent or Parent may reasonably require.

     You should not return your certificates representing Paradigm Shares with the enclosed proxy card. You also should not send your certificates to us or to Parent. Please keep your certificates until you receive a letter of transmittal from the paying agent after the Effective Time, and follow the instructions contained in the letter of transmittal.

     Transfer of Shares. If your Paradigm Shares are held in a name other than the name registered in our transfer records, you will have to provide the paying agent with evidence that such shares have been transferred and that any applicable transfer taxes have been paid.

     Our transfer records will be deemed closed at the Effective Time, and we will not register transfers of Paradigm Shares on our books after such time. If any certificates formerly representing Paradigm Shares are presented for transfer after that time, they will be canceled and exchanged for the cash merger consideration as described above.

     Lost, Stolen or Destroyed Certificates. If you have lost your certificate, or if your certificate has been stolen or destroyed, you will have to sign an affidavit stating that your certificate was lost, stolen or destroyed.

In addition, if the Surviving Company requires, you may have to post a bond (in a reasonable amount directed by the Surviving Company) as indemnity against any claim that may be made against the Surviving Company with respect to such certificate in order to receive the cash merger consideration payable in respect of the Paradigm Shares represented by such lost, stolen or destroyed certificate.

     Tax Withholding. Parent (or any of its affiliates) are entitled to deduct and withhold from the cash merger consideration otherwise payable under the Merger Agreement any amounts that it is required to deduct and withhold with respect to the making of such payment under applicable tax laws. All amounts so withheld will be treated for all purposes of the Merger Agreement as having been paid to the applicable former holder of Paradigm Shares or options to purchase Paradigm Shares.

     Unclaimed Merger Consideration. Subject to any contrary provision of governing law, six months after the Effective Time, the paying agent will deliver to Parent any amount of the cash merger consideration (and any interest or other income earned thereon) deposited with the paying agent that has not been paid to the former shareholders of Paradigm. After that time, the former shareholders of Paradigm will be entitled to look only to Parent for payment of the cash merger consideration in respect of certificates formerly representing Paradigm Shares. Any amount of the cash merger consideration remaining unclaimed by the former shareholders of Paradigm two years after the Effective Time (or such earlier date immediately prior to the time when the amounts would otherwise escheat to or become the property of any governmental entity) shall become, to the extent permitted by applicable law, the property of the Parent free and clear of any claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, Parent will not be liable to any former Paradigm shareholder for any amount of the cash merger consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

CONDITIONS TO THE MERGER

     Various conditions must be satisfied or waived before Paradigm, Parent and Merger Subsidiary complete the Merger. Some of these conditions apply to both Paradigm and Parent, which means that, if the conditions are not satisfied or waived, neither we nor Parent will have an obligation to complete the Merger. Other conditions apply only to Parent, which means that, if such conditions are not satisfied or waived, we will have an obligation to complete the Merger but Parent will not, and other conditions apply only to Paradigm, which means that, if such conditions are not satisfied or waived, Parent will have an obligation to complete the Merger but we will not.

     Conditions to the Merger. The obligations of Paradigm, Parent and Merger Subsidiary to complete the Merger depends upon the satisfaction or waiver of the following conditions:

     - no legal order shall have been enacted, entered, promulgated, or enforced, or be in effect or deemed applicable to the Merger that prohibits, restrains, enjoins or restricts the consummation of the Merger;

     - the Merger shall have been duly approved by the shareholders of Paradigm and the shareholders of Merger Subsidiary;

     - certain governmental and other consents shall have been obtained and shall be in full force and effect, and all required waiting periods in connection with such consents and under Section 323 of the Companies Law shall have expired or been terminated; and

     - each of Parent and Paradigm shall have received opinions, dated as of the Closing Date, from Meitar, Liquornik, Geva & Co. and Professor Uriel Procaccia relating to the Merger.

     In addition, the obligation of Paradigm to complete the Merger depends upon the satisfaction or waiver of the following additional conditions:

     - Parent's representations and warranties in the Merger Agreement shall be true and correct in all respects (without regard to any qualifications as to materiality or any similar standard) both as of the date of the Merger Agreement and at and as of the closing date of the Merger, except to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct (without regard to any qualifications as to materiality or any similar standard) as of such specified date, unless the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, at and as of such dates could not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger and the other transactions contemplated by the Merger Agreement;

     - Parent shall have performed and complied, in all material respects, with all covenants required by the Merger Agreement to be performed or complied with by Parent prior to or at the closing of the Merger; and

     - Parent shall have delivered to Paradigm a certificate, dated the closing date of the Merger and signed by an appropriate officer of Parent, certifying the fulfillment of the conditions described in the previous two bullet points.

     In addition, the obligations of Parent and Merger Subsidiary to complete the Merger depends upon the satisfaction or waiver of the following additional conditions:

     - Paradigm's representations and warranties in the Merger Agreement (other than those referred to in the next bullet point) shall be true and correct in all respects (without regard to any qualifications as to materiality, Material Adverse Effect (as defined below) or any other similar standard) both as of the date of the Merger Agreement and at and as of the closing date of the Merger, except to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct (without regard to any qualifications as to materiality, Material Adverse Effect or any similar standard) as of such specified date, unless the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, at and as of the dates set forth above could not reasonably be expected to have a Material Adverse Effect;

     - certain of Paradigm's representations and warranties in the Merger Agreement (which primarily relate to Paradigm's corporate organization and authority to enter into the Merger Agreement, certain approvals, capitalization and indebtedness) shall be true and correct in all material respects both as of the date of the Merger Agreement and at and as of the closing date of the Merger, except to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such specified date;

     - Paradigm shall have performed and complied, in all material respects, with all covenants required by the Merger Agreement to be performed or complied with by Paradigm prior to or at the closing of the Merger;

     - Paradigm shall have delivered to Parent a certificate, dated the Closing Date and signed by its chairman of the board and by its chief financial or accounting officer, certifying the fulfillment of the conditions described in the previous three bullet points;

     - certain third parties shall have consented to the Merger, which consents shall be in form and substance reasonably satisfactory to Parent and shall not have been withdrawn or modified;

     - tax counsel to Paradigm reasonably acceptable to Parent shall have delivered to Parent its written opinion (which may be based on such representations, warranties and certificates it deems reasonable and appropriate under the circumstances), dated as of the closing date of the Merger, that the Merger will not constitute a taxable event to Paradigm, and such opinion shall not have been withdrawn or modified;

     - Paradigm shall have delivered to Parent a certificate from Paradigm's independent auditors certifying that Paradigm is qualified as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969;

     - except for a particular litigation specified by Paradigm's disclosure schedule, there shall not be pending or threatened any suit, action, proceeding or investigation by any governmental entity or any other person or entity, or any legal order enacted, entered, proposed, promulgated, or enforced, or in effect or deemed applicable to the Merger or the other transactions contemplated by the Merger Agreement, (i) seeking to (A) prohibit or impose any limitation on Parent's ownership or operation of all or a material portion of its or Paradigm's businesses or assets (or those of any of its or Paradigm's subsidiaries or affiliates) or (B) impose any limitation on the ability of Parent or its affiliates, or render Parent or its affiliates unable, to acquire or hold or to exercise effectively all rights of ownership of Paradigm Shares, or effectively to control in any material respect the business, assets or operations of Paradigm or its subsidiaries or Parent or its subsidiaries, or any of their respective affiliates, (ii) seeking to compel Parent or Paradigm to, before or after the Effective Time, (A) dispose or transfer or cause any of its subsidiaries to dispose of or transfer any assets,
       (B) discontinue offering any product or service, (C) license or otherwise make available to any person, any intellectual property or other proprietary asset or right, (D) hold separate any assets or operations,
       (E) to make any commitment (to any governmental entity or otherwise) regarding its future operations or the future operations of Paradigm or any of its subsidiaries, (F) to commit to cause Paradigm or any of its subsidiaries to do any of the foregoing, (iii) prohibiting, restricting or significantly delaying consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, or challenging, questioning or calling into doubt the validity or enforceability of the Merger, any Voting Agreement or any of the transactions contemplated by the Merger Agreement or by any Voting Agreement, (iv) seeking to obtain from Parent (or its affiliates) or Paradigm (or its affiliates) any damages that are material, respectively, in relation to Parent (assuming Parent has assets equal to the amount of cash it is required to have at the Effective Time pursuant to the Merger Agreement) or Paradigm and its subsidiaries as taken as a whole, or (v) which otherwise could reasonably be expected to have a Material Adverse Effect;

     - Parent shall have received a favorable opinion, dated as of the closing date of the Merger, from counsel to Paradigm as to certain matters described in the Merger Agreement; and

     - Except as otherwise requested by Parent, any and all outstanding indebtedness of Paradigm and its subsidiaries shall have been, or concurrently with the Effective Time shall be, repaid, prepaid or redeemed, in each case to the extent that Parent shall have provided sufficient funds therefor, and Parent shall have received evidence thereof which is satisfactory to it.

     Each party to the Merger Agreement may, at its option and subject to applicable law, waive the satisfaction of any condition to its obligations under the Merger Agreement. We cannot be certain when, or if, the conditions to the Merger will be met. EVEN IF PARADIGM'S SHAREHOLDERS APPROVE THE MERGER PROPOSAL, THERE CAN BE NO ASSURANCE THAT THE MERGER WILL BE CONSUMMATED.

REPRESENTATIONS AND WARRANTIES

     Our Representations and Warranties. In the Merger Agreement, we made representations and warranties to Parent and the Merger Subsidiary about us and our subsidiaries. These representations and warranties relate, among other things, to our and our subsidiaries':

     - corporate organization and formation documents;

     - power and authority to enter into the Merger Agreement and complete the transactions contemplated by the Merger Agreement;

     - approvals required in connection with the Merger;

     - absence of certain violations of organizational documents, laws or contracts;

     - capitalization and indebtedness of Paradigm and its subsidiaries;

     - subsidiaries;

     - documents filed with the Securities and Exchange Commission and Paradigm's financial statements;

     - absence of any undisclosed liabilities;

     - material contracts and agreements;

     - absence of certain changes or events since December 31, 2001;

     - taxes;

     - intellectual property;

     - properties;

     - litigation;

     - environmental matters and permits;

     - compliance with laws;

     - engagement of and payments to brokers, finders or financial advisors in connection with the Merger Agreement;

     - employees, employee benefits and labor matters;

     - approval of the Paradigm Board;

     - accuracy of information regarding Paradigm and its subsidiaries included in this Proxy Statement;

     - inapplicability of certain anti-takeover articles and statutes to the Merger and the other transactions contemplated by the Merger Agreement;

     - the existence of Paradigm shareholders owning more than 5% of the Paradigm Shares;

     - Paradigm's directors and officers;

     - grants, incentives and subsidies;

     - compliance with laws governing corrupt practices;

     - absence of certain hedging transactions;

     - the written opinion of Tanner & Co.;

     - customers and suppliers; and

     - restrictions on certain business activities.

     Certain of our representations and warranties in the Merger Agreement are qualified by the term "Material Adverse Effect." For purposes of the Merger Agreement, a "Material Adverse Effect" means any effect, change, event, circumstance or condition which, when considered with all other effects, changes, events, circumstances or conditions, has or would reasonably be expected to have a material adverse effect on (A) the business, assets (including intangible assets), prospects (including due to the loss or resignation, or notice of loss or resignation, of key employees of Paradigm and its subsidiaries), cash flows, results of operations or financial condition of Paradigm and its subsidiaries taken together as a whole, in each case whether or not covered by insurance, or (B) the ability of Paradigm to consummate the Merger and the other transactions contemplated by the Merger Agreement; provided that, notwithstanding the foregoing, none of the following shall be deemed, in and of itself, to constitute a Material Adverse Effect: (i) a change in the trading price of Paradigm Shares between the date of the Merger Agreement and the Effective Time, (ii) any adverse cash or earnings effects resulting solely from payments expressly authorized to be made by Paradigm under the Merger Agreement, (iii) the loss or resignation of any single key employee of Paradigm or any of its subsidiaries (other than the chief executive officer of Paradigm), provided that this exception shall not apply to the loss or resignation of any number or group of key employees of Paradigm and/or any of its subsidiaries,
(iv) any effects or changes resulting from a change in United States generally accepted accounting principles ("GAAP") after the date of the Merger Agreement, and (v) effects, changes, circumstances or conditions affecting the oil and gas industries generally.

     Parent and the Merger Subsidiary's Representations and Warranties. Parent and the Merger Subsidiary made representations and warranties to us in the Merger Agreement relating to, among other things:

     - corporate organization;

     - power and authority to enter into the Merger Agreement and complete the transactions contemplated by the Merger Agreement;

     - approvals required in connection with the Merger;

     - absence of certain violations of organizational documents, laws or contracts;

     - accuracy of information furnished by Parent and Merger Subsidiary explicitly for use in this Proxy Statement;

     - availability to Parent and the Merger Subsidiary of funds required to perform their obligations under the Merger Agreement;

     - absence of certain payments to brokers or finders in connection with the Merger Agreement; and

     - the formation of Merger Subsidiary.

     Certain of Parent's and Merger Subsidiary's representations and warranties are qualified by, and provide exceptions for items that do not have, a material adverse effect on the ability of Parent to consummate the Merger and the other transactions contemplated by the Merger Agreement.

CONDUCT OF BUSINESS

     In the Merger Agreement, we agreed with Parent and the Merger Subsidiary that, except with the prior written consent of Parent, until the Effective Time, we and our subsidiaries will:

     - carry on our business only in the ordinary course of business and will use our commercially reasonable efforts to (i) maintain the goodwill we now enjoy and to preserve intact our present business organization, (ii) keep available the services of our officers and employees, and (iii) preserve our relationships with customers, suppliers, licensors, licensees, distributors, and others having business dealings with us, and not to substantially deviate from our licensing and pricing practices;

     - maintain all of our property and assets in good repair, order, and condition, reasonable wear and use excepted;

     - maintain our books of accounts and records in the ordinary course, in accordance with GAAP applied on a consistent basis;

     - duly comply in all material respects with all laws applicable to us and to the conduct of our business;

     - at our expense, take or agree to take any commercially reasonable actions in the ordinary course of business the failure of which to take would reasonably be expected to result in the representations and warranties made by Paradigm in the Merger Agreement being materially inaccurate at the Effective Time;

     - maintain insurance upon all our properties and with respect to the conduct of our business of such kinds and in such amounts as is customary in the type of business in which we are engaged, but not less than that presently carried by us; and

     - observe in all material respects all provisions of, and perform in all material respects all of our obligations under, our material contracts and agreements.

     We also have agreed that, except as disclosed to Parent in a disclosure schedule, until the Effective Time of the Merger, we and our subsidiaries will not, without the prior written consent of Parent:

     - increase the compensation payable or to become payable or the benefits provided or to become provided to current or former directors, officers, employees, or consultants of Paradigm, or increase the compensation payable or benefits provided under any Paradigm employee benefit plan or collective bargaining agreement or otherwise increase or accelerate the vesting or payment of the compensation payable or the benefits provided or compensation or benefits to become payable or provided to any current or former director, officer, employee or consultant of Paradigm other than in the ordinary course of business to employees who are not officers or directors;

     - grant any severance or termination pay (except as required by applicable law) to, or enter into or amend any employment, consulting, severance or other individual contract or agreement with, any director, officer, employee or consultant of Paradigm, or establish, adopt, enter into or amend any Paradigm employee benefit plan;

     - hire the services of any director, officer, employee or consultant other than for total compensation (including salary, bonus and other benefits) not exceeding US $100,000 on an annualized basis;

     - split, reverse split, combine, consolidate, reclassify, divide or subdivide any shares of our capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares, property or any combination thereof) in respect of our capital stock, or redeem or otherwise acquire (whether directly or indirectly) any of our securities;

     - incur or assume any indebtedness except trade payables incurred in the ordinary course of business, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, or make any loans, advances, or capital contributions to, or investments in, any other person (other than customary loans or advances to employees in the ordinary course of business and in amounts not material to the maker of such loan or advance), or make any change in our existing borrowing or lending arrangements whether pursuant to an employee benefit plan or otherwise, or pledge or otherwise encumber shares of our capital stock, or mortgage or pledge any of our material assets, whether tangible or intangible, or create or suffer to exist any material lien or encumbrance thereon;

     - authorize for issuance, issue, sell, deliver, or agree to commit to issue, sell or deliver, dispose of, encumber or pledge (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, conversion or otherwise) any shares of any class or any securities, except as required by agreements with Paradigm's employees under Paradigm's employee benefit plans, employee stock option agreements or warrants to acquire Paradigm Shares, in each case in effect as of May 21, 2002, or, except as specifically provided in the Merger Agreement, amend any of the terms of any such securities or agreements outstanding as of May 21, 2002;

     - enter into any commitment relating to or incur any capital expenditure or contingent liability which would exceed US $100,000 individually or US $200,000 in the aggregate, except for sales of goods and services by Paradigm and its subsidiaries in the ordinary course of business;

     - adopt a plan of complete or partial liquidation or adopt resolutions or enter into any contract or agreement providing for the complete or partial liquidation, dissolution, merger, consolidation, amalgamation, arrangement, business combination, sale of all or a significant portion of assets, sale of securities, recapitalization, tender or exchange offer for securities of, or similar transaction involving Paradigm or any of its subsidiaries (other than the Merger) or any other material corporate transaction, or consummate any of the foregoing;

     - acquire, sell, transfer, lease, encumber or dispose of any assets outside the ordinary course of business or any assets which are material to Paradigm and its subsidiaries taken as a whole, or enter into any commitment or transaction outside the ordinary course of business which would be material to Paradigm and its subsidiaries taken as a whole;

     - acquire (by merger, consolidation, acquisition of capital stock or assets) any corporation, partnership or other business entity or division thereof or any equity interest therein;

     - except as may be required as a result of a change in GAAP or applicable law, change any of our accounting principles, practices or methods;

     - revalue in any material respect any of our assets, including without limitation, writing down the value of inventory or writing-off notes, accounts receivable or other assets, other than in the ordinary course of business not to exceed US $50,000 in the aggregate;

     - amend or modify our formation documents or the character of our business;

     - make any tax election, settle or compromise any tax liability of Paradigm or any of its subsidiaries or file any tax return of Paradigm or any of its subsidiaries, or waive or extend the period for assessment or collection of any taxes of Paradigm or any of its subsidiaries;

     - pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business, or settle or compromise any pending or threatened suit, action or claim involving payments in excess of US $150,000 in the aggregate, or settle or compromise any pending or threatened suit, action or claim other than solely for money damages;

     - permit any insurance policy naming us as a beneficiary or a loss payable payee to be canceled or terminated unless Paradigm shall have obtained a comparable replacement policy;

     - terminate, amend, modify, materially extend, or waive any material provision of, any material contract or agreement, or enter into any contract or agreement other than in the ordinary course of business which could be material to Paradigm and its subsidiaries taken as a whole, or enter into any contract that would be a "material contract" as defined in the Merger Agreement;

     - take any action that would, or fail to take any action the failure of which would, cause directly or indirectly any material intellectual property to enter the public domain or that could otherwise adversely affect any our material intellectual property rights;

     - directly or indirectly enter into, modify or renew any collective bargaining agreement with any labor union or other representative of employees; or

     - take, agree in writing or otherwise to take, or propose or commit to take any action (i) which is described above, (ii) which would reasonably be expected to make any of the representations or warranties of Paradigm contained in the Merger Agreement untrue or incorrect in any material respect as of the date when made or as of the closing date of the Merger,
       (iii) which could reasonably be expected to result in any of the conditions to the completion of the transactions contemplated by the Merger Agreement not being satisfied, (iv) inconsistent with the transactions contemplated by the Merger Agreement or any Voting Agreement, or (v) to challenge, question or call into doubt the validity or enforceability of the Merger, any Voting Agreement or any of the transactions contemplated by the Merger Agreement or by any Voting Agreement.

TAKEOVER PROPOSALS

     In the Merger Agreement we agreed with Parent that from the date of the Merger Agreement through the Effective Time, we will not, nor will we permit any of our subsidiaries to, nor will we or any of our subsidiaries authorize or permit any director or officer of Paradigm or any of our subsidiaries, and we will direct and use our reasonable best efforts to cause our and our subsidiaries' employees, agents and representatives, including any investment banker, attorney, accountant or other advisor or representative of Paradigm or any of our subsidiaries, not to, directly or indirectly:

     - solicit, initiate, negotiate or encourage, or take any other action to facilitate, any inquiry, offer or the making of any proposal for (or which may reasonably be expected to lead to) any acquisition or purchase of a substantial amount of assets of, or more than a fifteen percent (15%) equity interest in, Paradigm or any of its subsidiaries or any merger, consolidation, amalgamation, arrangement, business combination, sale of all or a significant portion of assets, sale of securities, recapitalization, tender or exchange offer for securities of, liquidation, dissolution, winding up, extraordinary dividend or distribution, significant share repurchase or other similar transaction involving Paradigm or any of its subsidiaries (other than the Merger) or any other material corporate transaction the consummation of which would, or could reasonably be expected to, impair, impede, frustrate, interfere with, prevent or delay the Merger (each, a "Takeover Proposal"); or

     - propose, continue, enter into or participate in any discussions or negotiations regarding any of the foregoing, or terminate, modify or waive, or fail to enforce any provisions of any standstill or similar agreement (other than involving Parent or its affiliates), or furnish to another person any information with respect to Paradigm's or any of our subsidiaries' business, properties or assets in connection with or relating to any of the foregoing, or where it might reasonably be likely to lead to any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, an effort or attempt by any person (other than Parent and its affiliates) to do or seek any of the foregoing.

     However, at any time prior to the obtaining of the approval of the Merger by Paradigm's shareholders, if Paradigm receives a written proposal for a Takeover Proposal that (x) was not initiated, solicited or encouraged after April 9, 2002 by Paradigm, its subsidiaries or affiliates, or any of its or their directors, officers, employees, agents or representatives, and did not otherwise result from a breach of the Merger Agreement provisions relating to Takeover Proposals, and (y) the Paradigm Board or a special committee thereof determines in good faith, after receipt of advice from its financial advisor and outside legal counsel, would reasonably be expected to result in a third party making a proposal for a Superior Proposal (as defined below), Paradigm may, (A) furnish information with respect to Paradigm to the person making such proposal pursuant to a customary confidentiality agreement the terms of which shall be no less favorable to Paradigm than the confidentiality agreement entered into by Paradigm and an affiliate of Parent on February 27, 2002, and (B) participate in discussions or negotiations with such person regarding such proposal.

     We have agreed to use our reasonable best efforts to promptly inform our and our subsidiaries' directors, officers, employees, agents and representatives of the obligations undertaken by us in the Merger Agreement provisions relating to Takeover Proposals. We have also agreed that any violation of the restrictions set forth in the Merger Agreement provisions relating to Takeover Proposals by any of our subsidiaries or affiliates, or any of our or our subsidiaries' officers, directors, agents or representatives, whether or not such person is purporting to act on behalf of Paradigm or any of our subsidiaries or otherwise, shall be deemed to be a breach by Paradigm of the Merger Agreement provisions relating to Takeover Proposals. We have further agreed to cause, and to cause our subsidiaries and our and our subsidiaries' officers, directors, employees, agents and representatives, including any investment banker, attorney, accountant or other advisor or representative of Paradigm or any of our subsidiaries, to, immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any Takeover Proposal and request the return of all confidential information regarding Paradigm or any of our subsidiaries provided to any such parties prior to the date of the Merger Agreement pursuant to the terms of any confidentiality agreement or otherwise.

     We have also agreed that, in the event that we or any of our subsidiaries, or any of our or any of our subsidiaries' directors, officers, employees, agents or representatives receives a Takeover Proposal, we will promptly inform Parent of all material terms and conditions thereof and the identity of the person making such Takeover Proposal and will keep Parent promptly and reasonably informed of the status and details of any such Takeover Proposal and of all steps we are taking in response to such Takeover Proposal, including, without limitation, promptly providing to Parent any information provided to any person making a Takeover Proposal, to the extent not previously provided to Parent or, if previously provided, to the extent updated.

     Under the Merger Agreement, we have agreed that, except as expressly permitted in the Merger Agreement, neither the Paradigm Board nor any committee thereof will (a) withdraw, modify or change in a manner adverse to Parent (including by amendment or supplement to this Proxy Statement), or adopt or approve any resolution to, or publicly disclose its intention to, withdraw, modify or change in a manner adverse to Parent (including by amendment or supplement to this Proxy Statement), the recommendation of Paradigm's Board that Paradigm shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (the "Board Recommendation"), or (b) approve or recommend, or publicly disclose its intention to approve or recommend, any Takeover Proposal.

Notwithstanding the foregoing, in the event that, at any time prior to the obtaining of the approval of the Merger by Paradigm's shareholders, the Paradigm Board receives a Superior Proposal (as determined in accordance with the procedures described below), the Paradigm Board may, if it believes in good faith, after receipt of advice from its outside legal counsel, that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties to Paradigm's shareholders under applicable law, withdraw or modify the Board Recommendation in a manner adverse to Parent and Merger Subsidiary (an "Adverse Recommendation Change"), provided that the Paradigm Board shall not exercise its right to make an Adverse Recommendation Change (A) until after the third full business day following Parent's receipt of written notice of its intention to do so and (B) only if, after such time, the Paradigm Board continues to believe in good faith, after receipt of advice from its outside legal counsel, that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable law to Paradigm's shareholders. Notwithstanding the foregoing, no such Adverse Recommendation Change shall (i) change the approval of the Paradigm Board for purposes of causing Article 100 of Paradigm's Amended and Restated Articles of Association, or any applicable takeover law, to be inapplicable to the transactions contemplated by the Merger Agreement or (ii) provided that the Merger Agreement shall not have been terminated prior to the Special Meeting,
(A) change the obligation of the Paradigm Board to present the Merger and the Merger Agreement for approval by Paradigm's shareholders at the Special Meeting or (B) otherwise limit or affect certain specified obligations of Paradigm set forth in the Merger Agreement (relating to the Proxy Statement and the Special Meeting).

     If at any time prior to the obtaining of the approval of the Merger by Paradigm's shareholders, (a) the Paradigm Board shall determine in good faith, after receipt of advice from its financial advisor and outside legal counsel, that any bona fide written proposal from a third party for a Takeover Proposal (provided that references in the definition of "Takeover Proposal" to 15% shall be 50% for purposes of this sentence) received after the date of the Merger Agreement that was not initiated, solicited or encouraged after April 9, 2002 by Paradigm, our subsidiaries, or any of our or our subsidiaries' directors, officers, agents or representatives, and did not otherwise result from a breach of the Merger Agreement provisions relating to Takeover Proposals, (x) is reasonably likely to and capable of being consummated prior to October 30, 2002 and (y) is in the best interests of Paradigm's shareholders (taking into account, among other things, all legal, financial, regulatory and other aspects of the Takeover Proposal and the person making the Takeover Proposal), (b) the Paradigm Board of Directors has further determined in good faith, after receipt of advice from its outside legal counsel, that the failure to enter into such Takeover Proposal could reasonably be expected to constitute a breach of Paradigm Board's fiduciary duties to its shareholders under applicable law, and
(c) the Paradigm Board shall have received advice from Tanner & Co. (or another internationally or U.S. recognized investment banking firm), that such Takeover Proposal is more favorable from a financial point of view to the shareholders of Paradigm than the Merger (a "Superior Proposal"), Paradigm may terminate the Merger Agreement and enter into a letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") with respect to such Superior Proposal provided, that, in connection with terminating the Merger Agreement or entering into an Acquisition Agreement, (i) Paradigm shall have provided Parent written notice that it intends to terminate the Merger Agreement pursuant to this provision, identifying the Superior Proposal determined to be more favorable and the parties thereto and delivering a copy of the Acquisition Agreement for such Superior Proposal in the form to be entered into, (ii) at least three full business days after Paradigm shall have delivered to Parent the notice referred to in clause (i) above, Paradigm shall have delivered to Parent a written notice of termination of this Agreement, (iii) Paradigm shall have delivered to Parent (concurrently with such termination) a check or wire transfer of immediately available funds in an amount equal to the US $3.0 million termination fee and up to US $1.5 million of Parent's and its affiliates' documented out-of-pocket expenses provided for in the Merger Agreement and (iv) Parent shall have received a written acknowledgment from Paradigm and from any other party to the Superior Proposal that Paradigm and such other parties have irrevocably waived any right to contest such payments.

     Subject to compliance with the above paragraph relating to an Adverse Recommendation Change, the provisions described above do not prohibit Paradigm or the Paradigm Board from taking and disclosing to Paradigm shareholders a position contemplated by Rule 14e-2 under the Securities Exchange Act of 1934, as amended, or from making any disclosure to Paradigm shareholders required by applicable law, provided that, in each case, Paradigm or the Paradigm Board, as applicable, shall have determined in good faith, based upon the advice of its outside legal counsel, that the failure to take such action would be inconsistent with applicable law.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     We and Parent have agreed that the Surviving Company will indemnify, subject to customary conditions, our present and former officers and directors against all damages and expenses they may incur to the same extent that Paradigm would have been permitted, under applicable law, Paradigm's formation documents and indemnification agreements with such individuals existing on the date of the Merger Agreement. Parent and Paradigm have also agreed that the Surviving Company's formation documents will not be amended in a manner that would adversely affect the right to indemnification described above. For seven years following the Merger, the Surviving Company will maintain (to the extent generally available in the market) officers' and directors' liability insurance covering those persons currently covered by Paradigm's officers' and directors' liability insurance policy with coverage in an amount and scope at least as favorable as those provided by our current policy. However, the Surviving Company is not obligated to spend more than 150% of the amount of our current premium to obtain such insurance (but, if the cost of such policy would exceed 150% of such amount, the Surviving Company will obtain a policy with the greatest coverage available for a cost not exceeding such amount).

FURTHER ASSURANCES

     Paradigm and Parent have agreed to cooperate with each other, and to use their respective commercially reasonable efforts, in the taking of such actions as are necessary, proper or advisable to consummate the Merger and make effective the other transactions contemplated by the Merger Agreement, including

     - the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the other transactions contemplated by the Merger Agreement;

     - the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or governmental entity for the consummation of the Merger and the other transactions contemplated by the Merger Agreement; and

     - the obtaining of all consents from persons whose consent is required to be obtained as a condition to Parent's performance under the Merger Agreement.

     However, none of Parent or its subsidiaries or affiliates will have any obligation under the Merger Agreement to:

     - agree to any (i) prohibition or limitation on Parent's ownership or operation of all or a material portion of its or Paradigm's businesses or assets (or those of any of its or Paradigm's subsidiaries or affiliates) or (ii) limitation on the ability of Parent or its affiliates, or render Parent or its affiliates unable, to acquire or hold or to exercise effectively all rights of ownership of the Paradigm Shares, or effectively to control in any material respect the business, assets or operations of Paradigm or its subsidiaries or Parent or its subsidiaries, or any of their respective affiliates;

     - (i) dispose or transfer or cause any of its subsidiaries to dispose of or transfer any assets, (ii) discontinue offering any product or service,
       (iii) license or otherwise make available to any person, any intellectual property or other proprietary asset or right except in the ordinary course of business, (iv) hold separate any assets or operations, (v) make any commitment (to any governmental entity or otherwise) regarding its future operations or the future operations of Paradigm, the Surviving Company or any of its subsidiaries, (vi) commit to cause Paradigm, the Surviving Company or any of its subsidiaries to do any of the foregoing; or

     - otherwise take any action that could reasonably be expected to adversely impact, in any material respect, any of the anticipated benefits of the Merger to Parent or its affiliates; provided that Parent will make, conditioned on the consummation of the Merger and the other transactions contemplated by the Merger Agreement, the customary undertaking to the Chief Scientist with respect to the Encouragement of Research and Development in Industry Law 5744-1984.

     In addition, each party to the Merger Agreement has agreed:

     - to give the other parties prompt notice of the commencement of any legal, judicial or administrative proceeding by or before any governmental entity with respect to the Merger or the other transactions contemplated by the Merger Agreement, or any audit, examination, litigation or other legal, judicial or administrative proceeding with respect to taxes payable by, or financial statements or other tax or financial information of, Paradigm or any of its subsidiaries (a "Paradigm Proceeding");

     - to keep the other parties informed as to the status of any such legal, judicial or administrative proceeding or other Paradigm Proceeding;

     - promptly to inform the other parties (and provide copies) of any communication with the Chief Scientist, the Investment Center, the Companies Registrar, the Israeli taxing authorities or any other governmental entity regarding the Merger or any of the other transactions contemplated by the Merger Agreement or any Paradigm Proceeding;

     - to consult and cooperate with one another, provide to the other parties an opportunity to discuss and review, and consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any legal, judicial or administrative proceeding relating to the Merger, the other transactions contemplated hereby or any Paradigm Proceeding;

     - except as may be prohibited by any governmental entity or by any legal requirement, in connection with any legal, judicial or administrative proceeding under or relating to any antitrust, fair trade or other law, or any Paradigm Proceeding, to permit authorized representatives of the other party to be present at each meeting or conference (whether before a governmental entity or otherwise) relating to any such legal, judicial or administrative proceeding or other Paradigm Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental entity in connection with any of the foregoing; and

     - that, if at any time after the Effective Time Parent or the Surviving Company considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of Paradigm or Merger Subsidiary acquired or to be acquired by the Surviving Company as a result of, or in connection with the Merger or otherwise to carry out the Merger Agreement, the officers and directors of the Surviving Company and Parent shall be fully authorized to execute and deliver, in the name and on behalf of either Paradigm or Merger Subsidiary, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such companies or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out the Merger Agreement.

OTHER AGREEMENTS

     In the Merger Agreement, Paradigm, Parent and Merger Subsidiary have agreed to take certain other actions, including:

     - that we will provide Parent with certain financial statements and other financial information;

     - that we will provide Parent and its representatives with access to our books, records, personnel, offices, facilities and properties;

     - that Parent and Merger Subsidiary will maintain the confidentiality of certain confidential information relating to Paradigm for two years from the date of the Merger Agreement, subject to specified exceptions;

     - with respect to the preparation, delivery and content of this Proxy Statement, and the holding of the Special Meeting (including Paradigm's obligation to use its best efforts to obtain the approval of the Merger Proposal at the Special Meeting, including using its reasonable best efforts to solicit proxies in favor of the Merger Proposal);

     - that, prior to the Effective Time, they will (i) consult with each other before making any public announcement regarding the existence of the Merger Agreement, the contents of the Merger Agreement or the transactions contemplated by the Merger Agreement, and (ii) obtain the prior approval of the other party as to the content of any such announcement, which approval will not be unreasonably withheld (subject to certain exceptions for announcements and statements required by law to be made);

     - with respect to the repayment of our indebtedness, effective as of the Effective Time, in accordance with the requests of Parent (and to the extent that sufficient funds are provided by Parent);

     - that we will use our commercially reasonable efforts (which shall not include the payment of moneys prior to closing and without Parent's consent), in accordance with the requests of Parent, to obtain the consent (in form and substance reasonably satisfactory to Parent) of holders of outstanding warrants to purchase Paradigm Shares whose consent is required to effect the termination at the Effective Time of all warrants to purchase Paradigm Shares held by such holders; and

     - that we will honor, in accordance with their terms, certain retention programs, employment, change of control, severance, retirement and termination agreements or arrangements to the extent such agreements or arrangements have been previously disclosed to Parent in the Merger Agreement (provided that Parent and Paradigm are not required to continue to maintain any specific Paradigm employee benefits plan, which is not required to be maintained pursuant to its terms, or to continue the employment of any Paradigm employee).

DIRECTORS AND OFFICERS

     Pursuant to the Merger Agreement, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Company and (ii) other than the directors referred to in the preceding clause, the officers of Paradigm at the Effective Time shall be the officers of the Surviving Company.

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement may be terminated, including in certain cases after approval of the Merger at the Special Meeting, as follows:

     - by the mutual written consent of Paradigm and Parent;

     - by Paradigm or Parent, if the other party breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, as a result of which the conditions for completing the Merger would not be satisfied, and such breach cannot be cured by September 30, 2002 (the "Termination Date");

     - by Paradigm or Parent, if a legal order which prohibits, restrains or restricts the consummation of the Merger shall have become final and non-appealable; provided the party seeking to terminate shall have complied with its obligation to use commercially reasonable efforts to consummate the Merger;

     - by either Paradigm or Parent, if the conditions to the Merger shall not have been satisfied or waived on or before the Termination Date; provided that the right to terminate the Merger Agreement under this circumstance shall not be available to any party to the Merger Agreement whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or resulted in, the failure of the Merger to be completed prior to the Termination Date;

     - by either Paradigm or Parent, if Paradigm's shareholders do not approve the Merger Proposal at the Special Meeting, and by Parent if Paradigm's shareholders do not approve the Merger Proposal by June 30, 2002;

     - by Parent, if (a) the Paradigm Board shall withdraw, modify or change, in a manner adverse to Parent, its recommendation to Paradigm shareholders that they approve the Merger Proposal or shall have publicly indicated its intention to do so, (b) the Paradigm Board shall have recommended a Takeover Proposal or failed to reject or recommend rejection of a Takeover Proposal within the earlier of ten business days of receipt of such proposal and three business days prior to the Special Meeting, or
       (c) Paradigm shall have willfully breached any of its obligations in the Merger Agreement relating to Takeover Proposals and such breach results in a third party making a Takeover Proposal; or

     - by Paradigm, in order to enter into an Acquisition Agreement for a Superior Proposal, provided that Paradigm shall have strictly complied with the provisions and procedures set forth above under "-- Takeover Proposals".

TERMINATION FEE AND EXPENSES

     Generally, Paradigm, on the one hand, and Parent and Merger Subsidiary, on the other hand, will pay their own fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. However, Paradigm must pay Parent a fee of US $3.0 million plus up to US $1.5 million of the documented, out-of-pocket expenses incurred by Parent and its affiliates in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement if:

     - Parent or Paradigm terminates the Merger Agreement because the conditions to the Merger have not been satisfied or waived on or before the Termination Date, and at or prior to such termination any third party shall have made and not withdrawn (or disclosed in writing or publicly disseminated its intention to make) a Takeover Proposal, and within 12 months of such termination Paradigm or one of its affiliates enters into an Acquisition Agreement for such Takeover Proposal (and such Acquisition Agreement or successor thereto is thereafter consummated), or such Takeover Proposal is otherwise consummated within 12 months of such termination;

     - Parent or Paradigm terminates the Merger Agreement because Paradigm's shareholders have not approved the Merger Proposal at the Special Meeting, or Parent terminates the Merger Agreement because Paradigm's shareholders have not approved the Merger Agreement on or before June 30, 2002, and at or prior to such termination any third party shall have made and not withdrawn (or disclosed in writing or publicly disseminated its intention to make) a Takeover Proposal, and within 12 months of such termination Paradigm or one of its affiliates enters into an Acquisition Agreement for such Takeover Proposal (and such Acquisition Agreement or successor thereto is thereafter consummated), or such Takeover Proposal is otherwise consummated within 12 months of such termination;

     - Parent shall have terminated the Merger Agreement for any of the reasons set forth in the second to last bullet point of "-- Termination of the Merger Agreement" above; or

     - Paradigm shall have terminated the Merger Agreement to enter into an Acquisition Agreement for a Superior Proposal.

     For purposes of the first two bullet points above, however, the percentage in the definition of Takeover Proposal shall be 50% in lieu of 15%.

AMENDMENTS

     Subject to applicable law, the Merger Agreement may be amended by the parties thereto at any time before or after approval of the Merger by the shareholders of Paradigm, but after such approval, no amendments shall be made which requires the approval of such shareholders under applicable law without such approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties to the Merger Agreement.

     The parties to the Merger Agreement have agreed that, if the parties to the Merger Agreement determine, prior to the Effective Time, that another transaction structure, including without limitation an "arrangement" under the Companies Law, could reasonably be expected to result in the consummation of the transactions contemplated by the Merger Agreement in a more expeditious manner, and would be no less favorable to each of the parties to the Merger Agreement than the transactions contemplated by the Merger Agreement, they will negotiate in good faith an amendment to the Merger Agreement necessary or desirable to accomplish such structure modification in a manner reasonably acceptable to such parties.

EXTENSION; WAIVER

     At any time prior to the Effective Time, any party to the Merger Agreement may (1) extend the time for the performance of any of the obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document, certificate or writing delivered pursuant to the Merger Agreement, or
(3) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of any party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party to the Merger Agreement to assert any of its rights under the Merger Agreement shall not constitute a waiver of such rights.

                               VOTING AGREEMENTS

     Certain of our shareholders, including Eldad Weiss, our Chief Executive Officer and Chairman of the Paradigm Board, who together beneficially own 6,270,991 outstanding Paradigm Shares (representing approximately 42% of the outstanding Paradigm Shares on the record date), have entered into Voting Agreements with Parent. In addition, the Voting Agreements also cover an additional 439,875 Paradigm Shares issuable upon the exercise of options and warrants to acquire Paradigm Shares held by the shareholders entering into Voting Agreements as of May 21, 2002. Under the Voting Agreements, the shareholders have agreed to vote all Paradigm Shares owned or subsequently acquired by them in favor of the Merger Proposal and against (1) any proposal made in opposition to or in competition with the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement, (2) any Takeover Proposal, and (3) any change in the management or board of directors of Paradigm (other than in connection with the Merger).

     The Voting Agreements also provide, among other things, that:

     - such shareholder will not sell, assign, transfer, or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, or other disposition of, beneficial ownership of any its Paradigm Shares without Parent's consent;

     - except to the extent necessary to vote its Paradigm Shares in accordance with the Voting Agreement, such shareholder will not deposit (or permit the deposit of) any of its Paradigm Shares in a voting trust or grant any proxy or enter into any voting trust or other agreement or arrangement with respect to the voting of any of its Paradigm Shares;

     - such shareholder will not take, agree in writing or otherwise to take, or propose or commit to take any action (1) which could reasonably be expected to make any of the representations or warranties of such shareholder contained in the Voting Agreement untrue or incorrect as of May 21, 2002 or as of the closing date of the Merger, (2) which could reasonably be expected to result in any of the conditions to completion of the Merger and the other transactions contemplated by the Merger

       Agreement not being satisfied, (3) inconsistent with the transactions contemplated by its Voting Agreement or (4) to challenge, question or call into doubt the validity or enforceability of the Merger, its Voting Agreement or any of the transactions contemplated by its Voting Agreement or the Merger Agreement; provided that nothing in the provision of the Voting Agreement described by this bullet point requires a shareholder to operate its business (as distinguished from actions taken in such shareholder's capacity as a shareholder of Paradigm or by any officer, director, employee, agent or representative of such shareholder in his or her capacity as a director or officer of Paradigm) outside of the ordinary course of business consistent with past practice; and

     - such shareholder will not, nor will such shareholder permit any of its subsidiaries or affiliates to, nor will such shareholder or any of its subsidiaries or affiliates authorize any director, officer, employee or agent of such shareholder or any of its subsidiaries or affiliates or, whether on such shareholder's or any of its subsidiaries' or affiliates' behalf or for the benefit of any of the foregoing, any investment banker, attorney, accountant or other advisor or representative of such shareholder or any of its subsidiaries or affiliates to, directly or indirectly: (1) solicit, initiate, negotiate or encourage, or take any other action to facilitate the making of any proposal for (or which may reasonably be expected to lead to) any Takeover Proposal or (2) propose, continue, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to another person any confidential information with respect to Paradigm's or any of its subsidiaries' business, properties or assets in connection with or relating to any of the foregoing, or where it is likely to lead to any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, an effort or attempt by any person (other than Parent and its affiliates) to do or seek any of the foregoing.

     Each shareholder entering into a Voting Agreement has also granted an irrevocable proxy to Parent's board of directors in support of its agreements in the Voting Agreement. The Voting Agreements and the irrevocable proxies granted thereunder terminate as of the earlier to occur of (1) such date and time as the Merger Agreement shall have been terminated pursuant its terms, (2) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (3) such date and time as the Merger Agreement shall have been amended by the parties thereto in accordance with its terms in a manner adverse to the shareholder in any material respect (the parties agreed that any amendment to the Merger Agreement (A) reducing the per share cash merger consideration payable in the Merger or (B) changing the type of consideration constituting the per share cash merger consideration payable in the Merger, would be deemed to be materially adverse to such shareholder for such purposes), and (4) a material breach of the Voting Agreement by Parent which is not cured by Parent promptly after receipt of written notice of such material breach from the shareholder. In addition, the Voting Agreements automatically terminate if the Merger Agreement has not been terminated in accordance with its terms, or the Merger has not become effective, on or before the Termination Date.

     A form of the Voting Agreements entered into by such shareholders is attached to this Proxy Statement as Appendix C. We urge you to read it carefully in its entirety.

                    BENEFICIAL OWNERSHIP OF PARADIGM SHARES

     The following table sets forth the number and percentage of Paradigm Shares beneficially owned, as of May 24, 2002 (except as otherwise noted in the footnotes), by (i) all persons known by us to own beneficially more than five percent of the outstanding Paradigm Shares; (ii) each of our directors and executive officers; and (iii) all of our directors and executive officers as a group. Except as otherwise specified, the named beneficial owner has the sole voting and investment power over the shares listed.

NAME                                      NO. OF SHARES(1)   PERCENTAGE(2)   OPTIONS    EXERCISE PRICE
----                                      ----------------   -------------   -------    --------------
Shamrock Holdings, Inc.(3)..............     1,649,943           11.1%            --         --
Mashov Gruss Investments Ltd. ..........     1,569,201(4)        10.5%        71,435(4)     $5.95
Compagnie Generale de Geophysique.......     1,500,000           10.1%            --         --
Bachow Investment Partners III, L.P. ...     1,399,000            9.4%            --         --
Harbourvest Partners....................       973,300            6.5%            --         --
Eldad Weiss.............................       592,722            4.0%       368,440    $4.00 - $5.00
Elie Barr...............................        30,000              *         30,000        $4.00
Jacob Dunietz...........................        68,900              *         30,000        $4.00
Michael Geiger..........................            --              *             --         --
Thierry LeRoux..........................            --              *             --         --
Jay Seid................................            --              *             --         --
Gen. (Res.) Zvi Zamir...................        12,000              *         12,000        $4.00
Jonathan Keller.........................        43,933              *         38,933    $0.59 - $7.00
Mary Safrai.............................        12,000              *         12,000        $4.00
Hezi Marueli............................       140,000              *        125,000    $3.66 - $7.00
Brian Berman............................        72,500              *         70,000    $3.66 - $7.00
Directors and executive officers as a
  group (11 persons)....................       972,055            6.5%       686,373    $0.59 - $7.00

---------------

 * The percentage of shares beneficially owned does not exceed 1% of the outstanding Paradigm Shares.

(1) Includes options and warrants exercisable prior to the Merger.

(2) Percentage of Paradigm Shares outstanding based on the 14,891,902 Paradigm Shares outstanding as of the record date.

(3) Includes 772,750 Paradigm Shares held by Shamrock Holdings of California, Inc., a corporation controlled by Shamrock Holdings, Inc.

(4) Includes 71,435 warrants to acquire Paradigm Shares.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Kost, Forer and Gabbay (a member of Ernst & Young International) serves as our independent certified public accountant and served in that role during the fiscal year ended December 31, 2001. Representatives of Kost, Forer and Gabbay (a member of Ernst & Young International) are expected to be present at the Special Meeting, where they will be available to respond to appropriate questions and have the opportunity to make a statement if they so desire.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. For further information concerning the SEC's public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

     The SEC reports set forth below, as well as reports we file with the SEC after the date of this Proxy Statement, contain important information about Paradigm and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

     - Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed on June 29, 2001; and

     - Reports of Foreign Issuer on Form 6-K filed July 25, 2001; August 6, 2001; October 11, 2001; October 24, 2001; December 5, 2001; January 29,
       2002; May 1, 2002; May 8, 2002; May 13, 2002; May 23, 2002; and May 28,
       2002.

     Our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Paradigm Shares. If you would like to request a copy free of charge please contact Jonathan Keller, our Corporate Secretary, at (972-9) 970-9300.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED MAY 31, 2002. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

                                 OTHER MATTERS

     Management knows of no other business to be transacted at the Special Meeting; but, if any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                          By Order of the Board of Directors,

                                          -s- Eldad Weiss

                                          Eldad Weiss
                                          Chairman and Chief Executive Officer

Herzliya, Israel
May 31, 2002

                                                                      APPENDIX A

                              AGREEMENT OF MERGER
                                  BY AND AMONG
                                TALAMANTES B.V.,
                              FP ACQUISITION LTD.
                                      AND
                           PARADIGM GEOPHYSICAL LTD.
                                  DATED AS OF
                                  MAY 21, 2002

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
ARTICLE I

MERGER
1.1   The Merger..................................................   A-1
1.2   Closing Date................................................   A-1
1.3   Effective Time..............................................   A-2
1.4   Conversion of Securities upon Merger........................   A-2
      1.4.1    Conversion of Prototype Shares.....................   A-2
      1.4.2    Exchange of Prototype Certificates.................   A-2
      1.4.3    Unclaimed Merger Consideration; No Escheat.........   A-3
      1.4.4    Withholding........................................   A-3
      1.4.5    Lost Certificates..................................   A-3
      1.4.6    Prototype's Transfer Books Closed..................   A-3
1.5   Further Action..............................................   A-3
1.6   Treatment of Stock Options..................................   A-4
1.7   Directors and Officers......................................   A-4
1.8   Adjustments.................................................   A-4

ARTICLE II

REPRESENTATIONS AND WARRANTIES
2.1   Organization and Standing...................................   A-5
2.2   Agreement Authorized and its Effect on Other Obligations....   A-5
      2.2.1    Authorization and Enforceability...................   A-5
      2.2.2    Approvals..........................................   A-6
      2.2.3    No Violation.......................................   A-6
2.3   Capitalization..............................................   A-7
2.4   Subsidiaries................................................   A-8
2.5   Reports and Financial Statements............................   A-9
2.6   Additional Prototype Information............................  A-10
      2.6.1    Employee Compensation Plans........................  A-10
      2.6.2    Certain Salaries...................................  A-10
      2.6.3    Employee Agreements................................  A-10
2.7   No Undisclosed Liabilities..................................  A-10
2.8   Material Contracts..........................................  A-10
2.9   Absence of Certain Changes and Events.......................  A-13
2.10  Taxes.......................................................  A-13
      2.10.1   Tax Returns Filed; Taxes Paid......................  A-13
      2.10.2   Open and Closed Returns Disclosed..................  A-14
      2.10.3   Extensions Disclosed...............................  A-14
      2.10.4   Claims Disclosed...................................  A-14
      2.10.5   Scheduled Tax Liabilities Sufficient...............  A-14
      2.10.6   Tax Allocation Agreements..........................  A-14
      2.10.7   United States Real Property Holding Corporation....  A-14

                                                                    PAGE
                                                                    ----
      2.10.8   Change of Accounting Method........................  A-14
      2.10.9   Partnerships; Foreign Corporations.................  A-14
      2.10.10  Safe Harbor Leases; Tax-Exempt Use Property........  A-14
      2.10.11  Section 341(f) Election............................  A-15
      2.10.12  Activity Limitations...............................  A-15
      2.10.13  Affiliated Groups..................................  A-15
      2.10.14  Tax Incentives.....................................  A-15
      2.10.15  Industrial Company.................................  A-15
2.11  Intellectual Property.......................................  A-15
2.12  Properties..................................................  A-19
2.13  Litigation..................................................  A-19
2.14  Environmental Matters; Permits..............................  A-19
2.15  Compliance with Other Laws..................................  A-20
2.16  Finder's Fee................................................  A-20
2.17  Employment Matters..........................................  A-20
2.18  Board Approval..............................................  A-23
2.19  Information Supplied by Prototype...........................  A-23
2.20  Inapplicability of Certain Articles and Statutes............  A-23
2.21  Certain Shareholders; Affiliates............................  A-23
2.22  Relationships with Related Persons..........................  A-23
2.23  Grants, Incentives and Subsidies............................  A-23
2.24  Foreign Corrupt Practices Act...............................  A-24
2.25  Hedging Transactions........................................  A-24
2.26  Opinion of Financial Advisor................................  A-24
2.27  Customers and Suppliers.....................................  A-24
2.28  Restrictions on Business Activities.........................  A-24

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
3.1   Organization and Standing...................................  A-25
3.2   Agreement Authorized and its Effect on Other Obligations....  A-25
      3.2.1    Authorization and Enforceability...................  A-25
      3.2.2    Approvals..........................................  A-25
      3.2.3    No Violation.......................................  A-25
3.3   Information for Proxy Statement.............................  A-26
3.4   Financing...................................................  A-26
3.5   Finder's Fees...............................................  A-26
3.6   Merger Sub..................................................  A-26

ARTICLE IV

OBLIGATIONS PENDING EFFECTIVE TIME
4.1   Conduct of Business by Prototype............................  A-26
4.2   Financial Statements; Shareholder Communications............  A-29
4.3   Access to Information.......................................  A-29

                                                                    PAGE
                                                                    ----
4.4   No Solicitation.............................................  A-30
4.5   Agreements of Parent and Prototype..........................  A-32
      4.5.1    Merger Proposal....................................  A-32
      4.5.2    Proxy Statement....................................  A-32
      4.5.3    Prototype General Meeting..........................  A-33
      4.5.4    Merger Sub Shareholder Approval....................  A-33
      4.5.5    Further Action.....................................  A-33
      4.5.6    Notice of Material Development.....................  A-34
      4.5.7    Resignation of Directors...........................  A-34
4.6   Repayment of Indebtedness...................................  A-35
4.7   Prototype Warrants..........................................  A-35

ARTICLE V

CONDITIONS TO THE MERGER
      Conditions Precedent to Each Party's Obligation to Effect
5.1   the Merger..................................................  A-35
      5.1.1    No Orders..........................................  A-35
      5.1.2    Shareholder Approval...............................  A-35
      5.1.3    Required Consents..................................  A-35
      5.1.4    Legal Opinions.....................................  A-35
5.2   Additional Conditions to Obligations of Prototype...........  A-35
      5.2.1    Accuracy of Parent Representations and
      Warranties..................................................  A-35
      5.2.2    Performance of Parent Obligations..................  A-36
      5.2.3    Parent Certificate.................................  A-36
      Additional Conditions to Obligations of Parent and Merger
5.3   Sub.........................................................  A-36
      5.3.1    Accuracy of Prototype Representations and
      Warranties..................................................  A-36
      5.3.2    Performance of Prototype Obligations...............  A-36
      5.3.3    Prototype Certificate..............................  A-36
      5.3.4    Consent of Certain Parties.........................  A-36
      5.3.5    Tax Matters........................................  A-36
      5.3.6    No Material Adverse Effect.........................  A-36
      5.3.7    Litigation.........................................  A-36
      5.3.8    Indebtedness.......................................  A-37
      5.3.9    Opinion of Counsel.................................  A-37

ARTICLE VI

TERMINATION AND ABANDONMENT
6.1   Termination.................................................  A-38
      6.1.1    By Mutual Consent..................................  A-38
      6.1.2    By Parent Because of Conditions Precedent..........  A-38
      6.1.3    By Prototype Because of Conditions Precedent.......  A-38
      6.1.4    By Parent or Prototype Because of an Order.........  A-38
      6.1.5    By Parent or Prototype Because of Delay............  A-38
      6.1.6    By Parent or Prototype Because of Failure to Obtain
      the Required Prototype Shareholder Vote.....................  A-38

                                                                    PAGE
                                                                    ----
      6.1.7    By Parent Because of Certain Events................  A-38
      6.1.8    By Prototype Because of Certain Events.............  A-38
6.2   Termination by Board of Directors...........................  A-38
6.3   Effect of Termination.......................................  A-39
6.4   Termination Fee.............................................  A-39

ARTICLE VII

ADDITIONAL AGREEMENTS
7.1   Indemnification of Directors and Officers...................  A-39
7.2   Employee Benefit Plans of Prototype.........................  A-40

ARTICLE VIII

MISCELLANEOUS
8.1   Entirety....................................................  A-41
8.2   Counterparts................................................  A-41
8.3   Notices and Waivers.........................................  A-41
8.4   Termination of Representations, Warranties..................  A-42
8.5   Amendment; Waiver...........................................  A-42
8.6   Expenses....................................................  A-42
8.7   Headings....................................................  A-42
8.8   Successors and Assigns......................................  A-43
8.9   Severability................................................  A-43
8.10  Governing Law...............................................  A-43
8.11  Assignment..................................................  A-43
8.12  Jurisdiction; Waiver of Jury Trial..........................  A-43
8.13  Other Remedies; Specific Performance........................  A-43
8.14  Interpretation..............................................  A-43
8.15  Public Announcements........................................  A-44
8.16  Definitions.................................................  A-44

                              AGREEMENT OF MERGER

     THIS AGREEMENT OF MERGER ("Agreement"), dated as of May 21, 2002, is made by and among Talamantes B.V., a company formed under the laws of The Netherlands ("Parent"), FP Acquisition Ltd., an Israeli company and wholly owned subsidiary of Parent ("Merger Sub"), and Paradigm Geophysical Ltd., an Israeli company ("Prototype").

                              W I T N E S S E T H:

     WHEREAS, Parent, Merger Sub and Prototype intend to effect a merger of Merger Sub with and into Prototype (the "Merger") in accordance with this Agreement and the Israeli Companies Law-5759-1999 (the "Companies Law") pursuant to which Merger Sub will cease to exist, and Prototype will become a wholly owned subsidiary of Parent;

     WHEREAS, the board of directors of Prototype (the "Board of Directors") has
(i) determined that the Merger is fair to, and in the best interests of, Prototype and its shareholders, and that no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Prototype to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) determined to recommend that the shareholders of Prototype approve this Agreement, the Merger and the other transactions contemplated by this Agreement;

     WHEREAS, (i) the board of directors of each of Parent and Merger Sub has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) the board of directors of Merger Sub has determined that no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors; and

     WHEREAS, as a condition and inducement to Parent's and Merger Sub's willingness to enter into this Agreement and to consummate the Merger, concurrently with the execution and delivery of this Agreement certain shareholders of Prototype are entering into voting agreements relating to the Merger and the transactions contemplated by this Agreement in the form attached hereto as Exhibit A (collectively, the "Voting Agreements").

     NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants and agreements herein contained, and in order to set forth the terms and conditions of the Merger, the mode of carrying the same into effect, the manner and basis of converting the rights of the current holders of the presently outstanding ordinary shares, nominal value NIS 0.5 per share, of Prototype (the "Prototype Shares") into the right to receive the Merger Consideration, and such other details and provisions as are set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                     MERGER

     1.1. The Merger. Subject to and in accordance with the terms and conditions of this Agreement, at the Effective Time, Merger Sub (as the target company (Chevrat Ha'Yaad) in the Merger) shall be merged with and into Prototype (as the absorbing company (HaChevra Ha'Koletet) in the Merger), the separate existence of Merger Sub shall cease, and Prototype (i) shall continue as the surviving company (the "Surviving Corporation"), (ii) shall be governed by the laws of the State of Israel, (iii) shall maintain a registered office in the State of Israel, and (iv) shall succeed to and assume all of the rights, properties and obligations of Merger Sub in accordance with the Companies Law.

     1.2. Closing Date. Subject to the terms and conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Meitar, Liquornik, Geva & Co., 16 Abba Hillel Silver St., 52506 Ramat-Gan, Israel on a date to be designated by Parent (the "Closing Date"), which shall be no later than the fifth business day following the satisfaction or waiver of the conditions set forth in Article V.

     1.3. Effective Time. The Merger shall become effective upon the issuance of a certificate of merger by the Companies Registrar (as defined in the Companies Law) in accordance with Section 323(5) of the Companies Law (the "Effective Time"). Subject to the satisfaction of all of the other conditions in
Article V, Merger Sub agrees to deliver the shareholder approval notice described in Section 4.5.4 to the Companies Registrar in accordance with the Companies Law on or before the Closing Date so that the certificate of merger may issue on the Closing Date.

     1.4. Conversion of Securities upon Merger. The manner and basis of converting the issued and outstanding Prototype Shares into the Merger Consideration shall be as hereinafter set forth in this Section 1.4.

        1.4.1. Conversion of Prototype Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, Prototype or any shareholder of Parent, Merger Sub or
     Prototype:

           (a) any Prototype Shares then held by Prototype or any wholly owned subsidiary of Prototype (or held in Prototype's treasury) shall remain outstanding, and no consideration shall be delivered in exchange therefor;

           (b) any Prototype Shares then held by Parent, Merger Sub or any other wholly owned subsidiary of Parent shall remain outstanding, and no consideration shall be delivered in exchange therefor;

           (c) each other Prototype Share then issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive US$5.15 in cash, without interest thereon (the "Per Share Merger Consideration") for each such Prototype Share, upon surrender, in accordance with Section 1.4.2, of certificates theretofore evidencing Prototype Shares ("Prototype Certificates"). The aggregate amount of cash to be paid in the Merger is hereinafter referred to as the "Merger Consideration";

           (d) each Prototype Share that has been converted into the right to receive the Per Share Merger Consideration shall be registered in the name of Parent; and

           (e) each ordinary share, nominal value NIS 1 per share, of Merger Sub outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist.

        1.4.2. Exchange of Prototype Certificates. Prior to the Effective Time, Parent shall appoint an agent (the "Paying Agent") reasonably acceptable to Prototype for the purpose of exchanging Prototype Certificates for the Merger Consideration. Parent will cause to be deposited with the Paying Agent, at the Closing, the Merger Consideration to be paid in respect of Prototype Shares converted pursuant to Section 1.4.1(c), and the amount required to be paid to the holders of Prototype Options under Section 1.6. Such deposited amounts shall not be used for any other purpose. Promptly after the Effective Time, Parent will send, or will cause the Paying Agent to send, to each holder of record of Prototype Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of Prototype Certificates to the Paying Agent) for use in such exchange. Each holder of Prototype Shares that have been converted into the right to receive the Per Share Merger Consideration (without interest thereon) pursuant to Section 1.4.1(c) will be entitled to receive, upon surrender to the Paying Agent of a Prototype Certificate, together with a properly completed letter of transmittal, and all other documents Parent or the Paying Agent may reasonably require, the Per Share Merger Consideration (without interest thereon) payable for each Prototype Share represented by such Prototype Certificate. However, before surrender, each outstanding certificate representing issued and outstanding Prototype Shares shall be deemed, for all purposes, only to evidence the right to receive the amount of cash into which such shares have been so converted in accordance with Section 1.4.1(c). If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered Prototype Certificate is registered, it shall be a condition to such payment that the Prototype Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay to the Paying Agent any Tax required as a result of such payment to a person other than the registered holder of such Prototype Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not payable.

        1.4.3. Unclaimed Merger Consideration; No Escheat. Subject to any contrary provision of governing law, all consideration (and any interest or other income earned thereon) deposited with the Paying Agent or held by Parent for the payment of the consideration into which the outstanding Prototype Shares shall have been converted, and remaining unclaimed for six months after the Effective Time, shall be paid or delivered to Parent, and the holder of any unexchanged Prototype Certificate which before the Effective Time represented Prototype Shares shall thereafter look only to Parent for payment of the Per Share Merger Consideration (without interest thereon) upon surrender of such Prototype Certificates to Parent. Notwithstanding the foregoing, Parent shall not be liable to any holder of Prototype Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Prototype Shares two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable law, the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

        1.4.4. Withholding. Parent (or any affiliate thereof) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Prototype Shares or Prototype Options such amounts as Parent (or any affiliate thereof) is required to deduct and withhold with respect to the making of such payment under any applicable U.S. federal, state or local or Israeli or other Tax law. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of Prototype Shares or Prototype Options, as applicable, in respect of which such deduction and withholding was made by Parent.

        1.4.5. Lost Certificates. If any Prototype Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Prototype Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Prototype Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the Prototype Shares represented by such Prototype Certificate, as contemplated by this
     Section 1.4.

        1.4.6. Prototype's Transfer Books Closed. At the Effective Time, (a) the stock transfer books of Prototype shall be deemed closed, and no transfer of any certificates theretofore representing the Prototype Shares shall thereafter be made or consummated, and (b) all holders of Prototype Certificates representing Prototype Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Surviving Corporation. No further transfer of any such Prototype Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid Prototype Certificate is presented to the Paying Agent or to the Surviving Corporation or Parent, such Prototype Share Certificate shall be canceled and shall be exchanged as provided in Section 1.4.2.

     1.5. Further Action. If at any time after the Effective Time Parent or the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of Prototype or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation and Parent shall be fully authorized to execute and deliver, in the name and on behalf of either Prototype or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such companies or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

     1.6.  Treatment of Stock Options.

        1.6.1. At least thirty days prior to the Closing Date, Prototype shall give a notice to the holder of each Notice Option stating that such Notice Option, whether vested or unvested, may be exercised during the period commencing on receipt of such notice and ending immediately prior to the Closing Date. For purposes of this Agreement, a "Notice Option" means a Prototype Option that was granted pursuant to an award agreement that expressly allows Prototype to provide for the expiration of such option immediately prior to the Closing Date. Any Notice Option not exercised prior to the Closing Date shall be treated in the manner set forth in
     Section 1.6.2 below.

        1.6.2. Unless otherwise agreed by Parent and the holder of a Prototype Option, each option to purchase Prototype Shares outstanding immediately prior to the Effective Time under Prototype's stock option plans (the "Prototype Option Plans"), Prototype's stock option agreements (the "Prototype Option Agreements") or otherwise, whether vested or unvested, excluding Prototype Warrants (collectively, the "Prototype Options"), will by virtue of the Merger and without any further action on the part of any holder thereof (herein, an "Optionholder"), be terminated immediately prior to the Effective Time solely in exchange for the right to receive, as soon as practicable following the Effective Time, promptly upon the surrender to the Paying Agent of such Prototype Option, an amount in cash (less any applicable withholding taxes) equal to the product of (i) the number of Prototype Shares subject to such Prototype Option immediately prior to the Effective Time and (ii) the amount, if any, by which the Per Share Merger Consideration exceeds the exercise price per Prototype Share subject to such Prototype Option. Prior to the Effective Time, Prototype shall take any and all actions necessary to effectuate this Section 1.6. Prototype shall deliver to Parent prior to the Effective Time a true and complete list of the Prototype Options that remain outstanding as of immediately prior to the Effective Time. Prior to the Effective Time, Prototype shall take any and all actions necessary to terminate the Prototype Option Plans and the Prototype Option Agreements (and provide for no further right to receive any Prototype Shares or other securities under such Prototype Plans), and any other plan, program or arrangement providing for the issuance of capital stock (including any phantom or notional interest with respect thereto) of Prototype, effective immediately prior to the Effective Time.

     1.7. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (ii) other than the directors set forth in clause (i) above, the officers of Prototype at the Effective Time shall be the officers of the Surviving Corporation.

     1.8. Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, (a) any change in the outstanding Prototype Shares shall occur by reason of any recapitalization, reclassification of shares, stock split or combination, division or subdivision of shares, readjustment of shares, or any stock dividend thereon with a record date during such period, or (b) if the representations set forth in Section 2.3 shall not be true and correct and, solely in the case of clause (b), Parent elects to do so, the Per Share Merger Consideration shall be appropriately adjusted to provide the holders of Prototype Shares (in the aggregate) the same economic effect as contemplated by this Agreement prior to such event or in the absence of such failure to be true and correct, as the case may be.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF PROTOTYPE

     Prototype represents and warrants to each of Parent and Merger Sub as follows:

     2.1.  Organization and Standing.

        2.1.1. Prototype is a company duly organized and validly existing under the laws of the State of Israel, has all requisite corporate power and authority to carry on its business as it is currently conducted and to own and operate the properties currently owned and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, "Material Adverse Effect" means any effect, change, event, circumstance or condition which, when considered with all other effects, changes, events, circumstances or conditions, has or would reasonably be expected to have a material adverse effect on (A) the business, assets (including intangible assets), prospects (including due to the loss or resignation, or notice of loss or resignation, of key employees of Prototype and its subsidiaries), cash flows, results of operations or financial condition of Prototype and its subsidiaries taken together as a whole, in each case whether or not covered by insurance, or (B) the ability of Prototype to consummate the Merger and the other transactions contemplated hereby; provided that, notwithstanding the foregoing, none of the following shall be deemed, in and of itself, to constitute a Material Adverse Effect: (i) a change in the trading price of Prototype Shares between the date hereof and the Effective Time, (ii) any adverse cash or earnings effects resulting solely from payments expressly authorized to be made by Prototype under this Agreement,
     (iii) the loss or resignation of any single key employee of Prototype or any of its subsidiaries (other than the chief executive officer of Prototype), provided that this exception shall not apply to the loss or resignation of any number or group of key employees of Prototype and/or any of its subsidiaries, (iv) any effects or changes resulting from a change in GAAP after the date of this Agreement, and (v) effects, changes, circumstances or conditions affecting the oil and gas industries generally.

        2.1.2. Prototype has delivered to Parent accurate and complete copies of its memorandum of association, articles of association and other organizational documents, including all amendments thereto (collectively, "Formation Documents"). Such Formation Documents are in full force and effect and no other organizational documents are applicable to or binding upon Prototype. Prototype is not in material default or material violation of any of the provisions of its Formation Documents.

     2.2.  Agreement Authorized and its Effect on Other Obligations.

        2.2.1. Authorization and Enforceability. Prototype has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Required Prototype Shareholder Vote, to consummate the transactions contemplated hereby. The execution and delivery by Prototype of this Agreement and the performance by Prototype of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of Prototype (other than, with respect to the Merger, the receipt of the Required Prototype Shareholder Vote). This Agreement has been duly executed and delivered by Prototype and (assuming due authorization, execution and delivery hereof by the other parties hereto) constitutes a legal, valid and binding obligation of Prototype, enforceable against Prototype in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally and by general principles of equity. The affirmative vote (the "Required Prototype Shareholder Vote") of a simple majority of the voting power of Prototype represented (in person or by proxy) and voting at the Prototype General Meeting is the only vote of the holders of any Prototype Securities necessary to approve the Merger. The quorum required for the Prototype General Meeting is a minimum of two shareholders who hold at least 25% of the voting rights of the issued share capital of Prototype. No vote or approval of (i) any creditor of Prototype,
     (ii) any holder of any option or
     warrant granted by Prototype, or (iii) any shareholder of any of Prototype's subsidiaries is necessary in order to approve or permit the consummation of the Merger.

        2.2.2. Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, commission, tribunal or other governmental commission, board, bureau, agency, authority or instrumentality (each, a "Governmental Entity") or any third party, is required by or with respect to Prototype or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except (a) the consent of the Israeli Investment Center of the Israeli Ministry of Trade & Industry (the "Investment Center"), (b) the consent of the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry (the "OCS"), (c) delivery of the Merger Proposal and the shareholder approval notices described in Sections 4.5.3 and 4.5.4 to the Companies Registrar, (d) notification of the transactions contemplated by this Agreement to the National Association of Securities Dealers, Inc. (the "NASD"), the Tel Aviv Stock Exchange, Ltd. (the "TASE") and the Israel Securities Authority (the "ISA"), and (e) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in the foregoing clauses (a) through (c), together with those set forth in Section 2.2.2 of the Prototype Disclosure Schedule, dated the date hereof, delivered by Prototype to Parent (the "Prototype Disclosure Schedule"), being referred to as the "Required Consents"). The Merger is exempt from the filing and notice requirements of the Israeli Restrictive Trade Practices Law. Prototype and its subsidiaries (including all entities which Prototype controls as that term is defined in 16 C.F.R.
     Section 801.1(b)) (i) do not hold beneficial ownership, whether direct, or indirect through fiduciaries, agents, controlled entities or other means, of assets located in the United States (other than cash, deposits in financial institutions, other money market instruments, instruments evidencing government obligations, and voting or nonvoting securities of a person not controlled by Prototype within the meaning of 16 C.F.R. Section 801.1(b)) having an aggregate total fair market value of over US$50 million; and (ii) did not make aggregate sales in or into the United States of over US$50 million in their most recent fiscal year.

        2.2.3. No Violation. Except as set forth in Section 2.2.3 of the Prototype Disclosure Schedule, assuming the receipt of the Required Consents, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation or breach of any term or provision of, nor constitute a default under, the Formation Documents of Prototype or any of its subsidiaries; (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, or result in the acceleration or cancellation of any obligation or right under, or give rise to a right by any person to terminate, cancel, modify or amend in any respect its obligations or rights under, any indenture, mortgage, deed of trust, conveyance to secure any debt, note, loan, lien, lease, agreement, license, instrument, order, judgment, decree, contract or other arrangement or commitment to which Prototype or any of its subsidiaries is a party or by which any of them or their properties or assets are bound, (iii) contravene, conflict with or result in a violation of, or give any Governmental Entity or other person the right to challenge the Merger or to exercise any remedy or obtain any relief under, any legal requirement or any order, writ, injunction, judgment or decree to which Prototype or its subsidiaries, or any of the assets owned or used by Prototype or its subsidiaries, is subject, (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant or benefit given by any Governmental Entity or under applicable law (or any benefit provided or available thereunder) or other permit, license, consent, authorization, Grant, benefit, right that is held by Prototype or that otherwise relates to the business or assets of Prototype, (v) result in the imposition, creation or crystallization of any Encumbrance upon or with respect to any asset or property owned, leased or used by Prototype or its subsidiaries, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third person, or any combination thereof, have any of the effects set forth in clauses (i) through (v) of this Section 2.2.3, in each case (other than clause (i) hereof) other than such violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Section 2.2.3 of the Prototype Disclosure Schedule sets forth a complete and accurate list of (A) all holders of any outstanding Indebtedness of Prototype, the lessors of any property leased by Prototype and the holders of any Prototype Warrant or Prototype Option to which Prototype or any of its subsidiaries is a party or bound, in each case whose consent is required in connection with the Merger and the other transactions contemplated hereby (including as contemplated by Section 4.7) and (B) all other parties to any Contract to which Prototype or any of its subsidiaries is a party or bound whose consent is required in connection with the Merger and the other transactions contemplated hereby the failure of which to obtain would reasonably be expected to lead to a Material Adverse Effect or adversely impact, in any material respect, any of the anticipated benefits of the Merger to Parent or its affiliates (each, a "Consent Person").

     2.3.  Capitalization.

        2.3.1. The authorized share capital of Prototype consists of NIS 10,000,000 divided into (i) 18,000,000 Prototype Shares, of which as of the date hereof 14,891,902 are issued and outstanding, and (ii) 2,000,000 Special Preferred Shares, none of which were outstanding as of the date hereof. All outstanding Prototype Shares are validly issued, fully paid and non-assessable, and were not issued in violation of any preemptive rights of any person. Section 2.3.1 of the Prototype Disclosure Schedule sets forth a complete list of (i) all outstanding options, warrants or obligations of any kind to issue any shares of capital stock of Prototype,
     (ii) the plan or other arrangement or agreement under which such options, warrants or obligations were granted, (iii) the name of the holders thereof, (iv) the number of shares of capital stock of Prototype subject to such option, warrant or other obligation, (v) the date on which such option, warrant or other obligation was granted, (vi) the exercise price per Prototype Share applicable to such option, warrant or other obligation and (vii) the vesting schedule applicable to such option, warrant or other obligation to issue shares of capital stock of Prototype. Other than as set forth in Section 2.3.1 of the Prototype Disclosure Schedule, there are outstanding (i) no shares of capital stock or other voting securities of Prototype, (ii) no securities of Prototype or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Prototype, (iii) no options or other rights to acquire from Prototype or any of its subsidiaries, and no obligations of Prototype or any of its subsidiaries to issue, now or in the future, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Prototype, and (iv) no equity equivalents, phantom or notional equity interests, interests in the ownership or earnings of Prototype or any of its subsidiaries or other similar rights (collectively, "Prototype Securities"). Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in an adjustment to, or give rise to a right to adjust, the exercise or conversion price set forth in
     Section 2.3.1 of the Prototype Disclosure Schedule for any Prototype Security (including any Indebtedness of Prototype or any of its subsidiaries) that is exchangeable for or convertible into capital stock or voting securities of Prototype at or prior to the Effective Time, and, assuming cancellation of the Prototype Options, termination of the Prototype Warrants and repayment of Prototype's Indebtedness at or prior to the Effective Time, no Prototype Security (including any Indebtedness of Prototype or any of its subsidiaries) that is exchangeable for or convertible into capital stock or voting securities of Prototype that is outstanding on the date hereof will remain outstanding after the Effective Time.

        2.3.2.  Except as set forth in Section 2.3.2 of the Prototype Disclosure
     Schedule: (i) none of the outstanding Prototype Shares, Prototype Options or Prototype Warrants, and no holder of any Prototype Shares, Prototype Options or Prototype Warrants, is entitled or subject to any preemptive right, right of participation or similar right; (ii) none of the outstanding Prototype Shares, Prototype Options or Prototype Warrants, and no holder of Prototype Shares, Prototype Options or Prototype Warrants, is subject to any right of first offer or refusal; and (iii) there are no contracts, undertakings or agreements or voting trusts or other agreements or understandings to which Prototype or any of its subsidiaries is a party (or of which Prototype has received notice in writing) relating to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Prototype Shares, Prototype Options or Prototype Warrants.

     Prototype is not under any obligation, or bound by any contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Prototype Shares, Prototype Options or Prototype Warrants.

        2.3.3. Section 2.3.3(a) of the Prototype Disclosure Schedule sets forth the outstanding Indebtedness of Prototype and any of its subsidiaries in excess of US$50,000 for any single item. The aggregate amount of all Indebtedness of Prototype and its subsidiaries that is not set forth in
     Section 2.3.3(a) of the Prototype Disclosure Schedule does not exceed US$200,000. Except as described in Section 2.3.3(b) of the Prototype Disclosure Schedule, no Indebtedness of Prototype or its subsidiaries contains (i) any restriction upon (A) the repayment, prepayment or redemption of such Indebtedness without penalty, make-whole payments or similar obligation, (B) the incurrence of Indebtedness by Prototype or its subsidiaries, respectively, or (C) the ability of Prototype or its subsidiaries to grant any Encumbrances on its properties or assets, or (ii) any obligation to maintain minimum equity, capital, net worth, profitability or income. For purposes of this Agreement, "Indebtedness" means (i) all mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business), (ii) any other indebtedness which is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under conditional sale or other title retention agreements relating to property purchased, (iv) capital lease or sale-leaseback obligations, (v) all liabilities secured by any Encumbrance on any property, and (vi) any guarantee or assumption of any of the foregoing in clauses (i) through (v), or guaranty of minimum equity, capital, net worth, profitability or income or any make-whole or similar obligation with respect to itself, its subsidiaries or affiliates, or a third party.

        2.3.4. Except as set forth in Section 2.3.4(a) of the Prototype Disclosure Schedule, each outstanding Prototype Option is a Notice Option. Other than the consent of the Optionholders set forth in Section 2.3.4(b) of the Prototype Disclosure Schedule, the treatment of Prototype Options in accordance with Section 1.6 does not require the consent of any Optionholder, and will not violate or conflict with the terms of any Prototype Option Plans, Prototype Option Agreements or any other agreement or plan governing the terms of the Prototype Options. Each Optionholder set forth in Section 2.3.4(b) of the Prototype Disclosure Schedule has executed and delivered to Prototype a consent substantially in the form set forth as Exhibit B hereto (a complete and correct copy of which has been delivered to Parent), which consent has not thereafter been modified, amended or waived in any respect.

     2.4. Subsidiaries. Section 2.4 of the Prototype Disclosure Schedule lists each subsidiary of Prototype existing at the date hereof, and shows as to each of such subsidiary the (i) percentage of the total outstanding capital stock, partnership, membership, limited liability company or other ownership interests thereof which is owned by Prototype and (ii) jurisdiction of formation of each such subsidiary. All outstanding shares of capital stock, partnership, membership, limited liability company or other ownership interests of such subsidiaries that are owned by Prototype are validly issued, fully paid, and non-assessable, and Prototype has good and valid title thereto free and clear of any mortgage, pledge, lien, charge (whether fixed, floating or otherwise), security interest, option, right of first offer or refusal, preferential purchase right, defect, encumbrance or other right or interest of any other person (collectively, an "Encumbrance"). Each such subsidiary is duly organized, validly existing, and in good standing under the laws of the jurisdiction under which it is incorporated or otherwise formed and has full requisite corporate or other analogous power and authority to own its property and carry on its business as presently conducted by it and is duly qualified or licensed to do business and is in good standing as a foreign corporation or business entity authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect. As used in this Article II, the term "Prototype" also includes any and all of Prototype's directly and indirectly held subsidiaries (whether or not such subsidiaries are otherwise expressly included), except where the context clearly indicates to the contrary. Prototype has delivered to Parent accurate and complete copies of the Formation Documents relating to each of its subsidiaries. Such Formation Documents are in full force and effect and no other organizational documents are applicable to or binding upon such subsidiaries of Prototype. Such subsidiaries of Prototype are not in material violation of any of the provisions of their respective Formation Documents. Except as set forth in Section 2.4 of the Prototype Disclosure Schedule, Prototype does not own any equity or similar interest in any person.

     2.5.  Reports and Financial Statements.

        2.5.1. Prototype has filed all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed by Prototype with the Securities and Exchange Commission (the "Commission") since the filing of Prototype's Registration Statement on Form F-1 (the Registration Statement on Form F-1, together with any other documents filed with the Commission at or prior to the Effective Time, the "Prototype Reports") under the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and applicable rules and regulations of the Commission thereunder. All of the Prototype Reports filed on or prior to the date hereof are publicly available and all of the Prototype Reports filed after the date hereof will be publicly available when filed with the Commission. As of its respective filing date, the consolidated financial statements (including, in each case, any related notes thereto) contained in the Prototype Reports filed on or prior to the date hereof were (and those filed after the date hereof will be) prepared in accordance with the published regulations of the Commission and in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved and fairly present (or will fairly present when filed), in all material respects, the consolidated financial position for Prototype and its subsidiaries as of the date thereof and the consolidated results of their operations, cash flows and changes in financial position for the periods then ended (except with respect to interim period financial statements, for normal year-end adjustments which are, individually or in the aggregate, not material in amount). As of their respective dates, the Prototype Reports filed on or prior to the date hereof complied (and those filed after the date hereof will comply), in all material respects, with the requirements of the Securities Act and the Exchange Act, as the case may be, and applicable rules and regulations of the Commission thereunder, and, as of the time of filing of any Prototype Report, such Prototype Report, (i) if filed on or prior to the date hereof, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under whey they were made, not misleading, and (ii) if filed after the date hereof, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under whey they were made, not misleading. None of Prototype's subsidiaries is required to file any reports or other documents with the Commission. Prototype is a "foreign private issuer" as such term is defined in Rule 3b-4(c) under the Exchange Act.

        2.5.2. Section 2.5.2 of the Prototype Disclosure Schedule sets forth true and correct copies of the audited consolidated financial statements (including any related notes thereto) of Prototype and its subsidiaries as of, and for the periods ended, December 31, 2001, including audited consolidated balance sheets of Prototype and its subsidiaries as of December 31, 2001 and 2000 and audited consolidated statements of operations and cash flows for the years ended December 31, 2001, 2000 and 1999, together with a signed report of Prototype's independent auditors attached thereto (collectively, the "2001 Financials"). The 2001 Financials were prepared in accordance with the published regulations of the Commission (including regulations relating to the preparation of audited annual financial statements for inclusion in annual reports filed with the Commission) and in accordance with GAAP applied on a consistent basis during the periods involved and fairly present, in all material respects, the consolidated financial position for Prototype and its subsidiaries as of the date thereof and the consolidated results of their operations, cash flows and changes in financial position for the periods then ended. The 2001 Financials comply, in all material respects, with the requirements of the Securities Act and the Exchange Act, as the case may be, and applicable rules and regulations of the Commission thereunder, and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under whey they were made, not misleading. When filed, Prototype's Annual Report on Form 20-F for the year ended

     December 31, 2001 will contain the 2001 Financials (including the signed report of Prototype's independent auditors included therein), as set forth in Section 2.5.2 of the Prototype Disclosure Schedule (except for de minimis changes thereto), as the audited consolidated financial statements of Prototype and its subsidiaries as of, and for the periods ended, December 31, 2001.

     2.6. Additional Prototype Information. Set forth in Section 2.6 of the Prototype Disclosure Schedule are true, complete and correct lists of the following items, and Prototype has made available to Parent true, complete and correct copies of all documents referred to in such lists:

        2.6.1. Employee Compensation Plans. Any employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of Prototype or any beneficiary or dependent thereof that is sponsored or maintained by Prototype or to which Prototype contributes or is obligated to contribute, or with respect to which Prototype could have any liability, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, agreement or policy ("Prototype Plans"), together with (i) each writing constituting a part of such Plan, including without limitation all plan documents, material employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the Internal Revenue Service, if any;

        2.6.2. Certain Salaries. The names and salary rates of all present officers and employees of Prototype whose current regular annual salary rate, together with any bonuses paid or payable to such persons for the fiscal year ended December 31, 2001, or since that date, is US$75,000 (or the non-U.S. currency equivalent thereof) or more, and, to the extent existing on the date of this Agreement, all arrangements with respect to any bonuses to be paid to them from and after the date of this Agreement (including compensation payable pursuant to bonus, deferred compensation or commission arrangements or in connection with any manager's insurance, education fund and health fund), and such employee's employer, date of employment and position; and

        2.6.3. Employee Agreements. Any collective bargaining agreements of Prototype with any labor union or other representative of employees, or by which Prototype is otherwise bound, including amendments, supplements, and understandings, and all employment, severance, change of control and consulting agreements between Prototype and any of its employees, consultants or directors in effect on the date hereof.

     2.7. No Undisclosed Liabilities. Except as set forth in Section 2.7 of the Prototype Disclosure Schedule, neither Prototype nor any of its subsidiaries has any liabilities (whether absolute, accrued, contingent or otherwise) except
(i) liabilities provided for in Prototype's balance sheet as of December 31, 2001 and the related notes thereto set forth in the 2001 Financials or (ii) liabilities incurred since December 31, 2001 in the ordinary course of business,
(iii) liabilities that have been discharged or repaid in full, or (iv) liabilities that, in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

     2.8.  Material Contracts.

        2.8.1. Section 2.8.1 of the Prototype Disclosure Schedule sets forth, under the corresponding subsection, a list of all of the contracts, agreements, plans, options, leases, subleases, licenses, sublicenses, supply contracts, purchase orders, sales orders, arrangements, commitments, understandings, undertakings, writings and other instruments (whether written or oral) ("Contracts") of Prototype or any of its subsidiaries, or to which Prototype or any of its subsidiaries are bound at the date hereof, described below (together with any Contract filed or incorporated by reference as an exhibit to Prototype's Annual Report on Form 20-F for the year ended December 31, 2000, the "Material Contracts"):

           (a) all Contracts: (A) which provide for Prototype and/or its subsidiaries to pay or otherwise give consideration of more than US$100,000 in the aggregate during any calendar year (including pursuant to contingent payment obligations) or (B) which provide for Prototype and/or its subsidiaries to pay or otherwise give consideration of more than US$200,000 in the aggregate over the remaining term of such contract (including pursuant to contingent payment obligations), in each case, other than sales of products or services by Prototype and its subsidiaries in the ordinary course of business;

           (b) all material research and/or development, broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing, consulting and advertising Contracts;

           (c) all service, operating and management Contracts and Contracts with independent contractors or consultants (or similar Contracts) which are not cancelable by Prototype or its subsidiary on notice of 30 days or less without penalty or further payment in excess of US$50,000;

           (d) all employment and consulting Contracts between Prototype or any subsidiary of Prototype, on the one hand, and any officer, director or employee of Prototype or any subsidiary of Prototype, on the other hand;

           (e) (i) all third party Indebtedness, liabilities and commitments of others as to which Prototype or any of its subsidiaries is a guarantor, endorser, co-maker, surety, or accommodation maker, or is contingently liable therefor (not including Indebtedness solely between Prototype and any of its wholly owned subsidiaries or solely between any wholly owned subsidiaries of Prototype), in each case, which provides for aggregate payments in excess of US$50,000 individually or US$100,000 in the aggregate, (ii) all letters of credit, whether stand-by or documentary, issued by any third party and (iii) all other Contracts relating to Indebtedness of Prototype or any of its subsidiaries (not including Indebtedness solely between Prototype and any of its wholly owned subsidiaries or solely between any wholly owned subsidiaries of Prototype), in each case, which provides for aggregate payments in excess of US$50,000 individually or US$100,000 in the aggregate;

           (f) all Contracts, including, without limitation, any Prototype Plan, any of the benefits of which will be increased or otherwise modified, or the vesting, funding or delivery of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

           (g) all Contracts of indemnification and all guaranties other than any Contract of indemnification entered into in connection with the sale or license of products or services in the ordinary course of business;

           (h) all Contracts with any Governmental Entity;

           (i) all Contracts containing any provision or covenant prohibiting, impairing, limiting or restricting, or purporting to prohibit, impair, limit or restrict, the ability of Prototype or any of its subsidiaries to (i) sell or license any products or services of or to any other person, (ii) engage in any line of business, (iii) compete with or to obtain products or services from any person or limiting the ability of any person to provide products or services to Prototype or any of its subsidiaries, in each case in any geographic area or during any period of time, (iv) grant any distribution or licensing rights or (v) acquire any property, assets or business;

           (j) all Contracts currently in force relating to (i) the disposition or acquisition by Prototype or any of its subsidiaries after December 31, 2001 of a material amount of assets or pursuant to which Prototype or any of its subsidiaries has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Prototype's subsidiaries or (ii) capital expenditure or expenditures in excess of US$75,000 in any calendar year;

           (k) all Contracts relating to the lease of real property leased (whether as lessor or lessee), used or operated by Prototype or any of its subsidiaries;

           (l) all dealer, distributor, joint marketing and development Contracts currently in force under which Prototype or any of its subsidiaries have continuing obligations to jointly market any product, technology or service and which may not be canceled by Prototype or its subsidiary without penalty upon notice of 30 days or less, and all Contracts pursuant to which Prototype or any of its subsidiaries have continuing obligations to jointly develop any Intellectual Property that may not be canceled by Prototype or its subsidiary without penalty on notice of 30 days or less;

           (m) all Contracts currently in force to license any third party to manufacture or reproduce any Prototype product, service or technology and all Contracts currently in force to sell or distribute any Prototype products, service or technology except agreements with distributors or sales representatives in the ordinary course of business having expected payments of less than US$100,000 in the aggregate for any such agreement;

           (n) all Contracts currently in force to provide source code to any third party for any product or technology that is material to Prototype and its subsidiaries taken as a whole;

           (o) all material IP Agreements, including any Licenses or Marketing Agreements;

           (p) all settlement agreements and similar Contracts under which Prototype has ongoing obligations;

           (q) all stockholder agreements, voting agreements, buy-sell agreements, and other Contracts granting any party any rights to exercise control over Prototype or any of its subsidiaries, or any of Prototype's or its subsidiaries' capital stock, and all such Contracts to which Prototype and its subsidiaries are not a party or otherwise bound the existence of which Prototype has received notice in writing; and

           (r) all other Contracts, whether or not made in the ordinary course of business, which are material to Prototype and its subsidiaries, taken as a whole, or the conduct of the business of Prototype and its subsidiaries, taken as a whole, or the absence of which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

        2.8.2. To the knowledge of Prototype, each Material Contract: (i) is legal, valid and binding on Prototype or its respective subsidiary party thereto and, to the knowledge of Prototype, the other parties thereto, and is in full force and effect and (ii) upon consummation of the Merger, shall continue in full force and effect without penalty or other adverse consequence to Prototype or any of its subsidiaries, except for such failures as would not reasonably be expected to have a Material Adverse Effect. Neither Prototype nor any of its subsidiaries is in breach of, or default under, any Material Contract, nor is there any existing or prospective default or event of default or event which with notice or lapse of time, action by any third party, or combination thereof, would constitute a default by Prototype under any Material Contract, other than such breaches as would not reasonably be expected to have a Material Adverse Effect. Neither Prototype nor any subsidiary of Prototype has received any written notice, and otherwise has no knowledge, of a material default (which has not been cured), offset or counterclaim under any Material Contract, or any other communication calling upon it to comply with any provision of any Material Contract or asserting noncompliance therewith or asserting that Prototype or any of its subsidiaries has waived or altered its rights thereunder, or that any party to any Material Contract intends or is threatening to terminate or fail to exercise any renewal or extension of any Material Contract. No other party to any Material Contract is, to the knowledge of Prototype, in material breach thereof or default thereunder. Each of the properties that is leased by Prototype or any of its subsidiaries (the "Leased Properties") (including any easements, rights of access, rights of way or similar rights benefiting the properties) (i) is in good repair, free of defects and is otherwise adequate and sufficient to permit the continued use of such facility in the manner and for the purpose to which it is presently devoted, and (ii) has adequate and sufficient access to and from public areas. To Prototype's knowledge, all certificates of occupancy necessary for the current use and operation of the Leased Properties have been issued and are in full force and effect, and the use of the Leased Properties is in conformity in all material respects with such certificates of occupancy. The Leased Properties (taking into account all liens and third party rights related thereto) are in all respects suitable and adequate to support the operations of Prototype and its subsidiaries and for the purposes to which they are presently used, except as would not have a Material Adverse Effect. Except as set forth in Section 2.8.2 of the Prototype Disclosure Schedule, Prototype and its subsidiaries are the sole tenants and occupants of the Leased Properties. There is no Contract granting any person any preferential right to purchase any of the material properties or material assets of Prototype or any of its subsidiaries.

     2.9. Absence of Certain Changes and Events. Except as disclosed in the Prototype Reports filed prior to the date hereof (other than in any "risk factor," forward-looking statement disclaimer or similar section of any Prototype Report), since December 31, 2001:

        (a) each of Prototype and its subsidiaries has conducted its business only in the ordinary course of business;

        (b) none of Prototype or its subsidiaries has taken any of the actions prohibited under paragraphs (a) through (r) of Section 4.1.2, if such section applied during the period between December 31, 2001 and the date hereof; and

        (c) there has not occurred any Material Adverse Effect, or, to Prototype's knowledge, any development or combination of developments which would reasonably be likely to have a Material Adverse Effect.

     2.10.  Taxes.

        2.10.1.  Tax Returns Filed; Taxes Paid.  Except as set forth in Section
     2.10.1 of the Prototype Disclosure Schedule, (i) all material returns, declarations, claims for refund, information returns and reports ("Tax Returns") of or with respect to any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any U.S. federal, state or local or Israeli or other taxing authority or agency, including, without limitation, (x) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal (tangible and intangible) property, environmental, capital stock, leasing, lease, user, license, registration, payroll, withholding, disability, employment, social security (or similar), workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes, (y) customs, duties, imposts, charges, levies or other similar assessments of any kind, and (z) interest, penalties and additions to tax imposed with respect thereto ("Tax" or "Taxes") which are required to be filed on or before the Closing by or with respect to Prototype or any of its subsidiaries have been or will be duly and timely filed, on or before the Closing Date, except to the extent valid extensions for the filing of such Tax returns are properly obtained, (ii) all material items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return have been or will be so included and all such information and any other information provided in each such Tax Return is true, correct and complete in all material respects, (iii) all Taxes owed by Prototype or any of its subsidiaries which have become or will become due on or before the Closing Date have been or will be timely paid in full, (iv) all Tax withholding and deposit requirements imposed on or with respect to Prototype or any of its subsidiaries on or before the Closing Date have been or will be satisfied in full, (v) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax, and (vi) except as set forth in
     Section 2.10.1 of the Prototype Disclosure Schedule, and other than statutory liens for taxes which are not yet due and payable, there are no Encumbrances on any of the assets of Prototype or any of its subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

        2.10.2. Open and Closed Returns Disclosed. Section 2.10.2 of the Prototype Disclosure Schedule sets forth each Tax Return filed by Prototype or any of its subsidiaries for any Tax period ending prior to the date hereof, which has been audited by a taxing authority, and indicates which such Tax Returns currently remain the subject of a continuing audit by a taxing authority.

        2.10.3. Extensions Disclosed. Except as set forth in Section 2.10.3 of the Prototype Disclosure Schedule, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to Prototype or any of its subsidiaries or any waiver or agreement for any extension of time for the assessment or collection of any Tax of or with respect to Prototype or any of its subsidiaries.

        2.10.4. Claims Disclosed. There is no pending written claim, assessment, notice of proposed deficiency, notice of deficiency, notice of proposed, or notice of adjustment received by Prototype or any of its subsidiaries from any taxing authority with respect to any Tax Return of or with respect to Prototype or any of its subsidiaries with respect to any period for which the statute of limitations on the assessment of Tax deficiencies has not expired. No written claim has ever been made by a taxing authority in a jurisdiction where Prototype or any of its subsidiaries do not file Tax Returns that it or any such subsidiary is or may be subject to taxation in that jurisdiction.

        2.10.5. Scheduled Tax Liabilities Sufficient. As of the date hereof, no deficiencies for any Taxes have been asserted or assessed against Prototype or any of its subsidiaries which are not adequately reserved for in Prototype's financial statements included in the 2001 Financials, except for such failure to so reserve as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        2.10.6. Tax Allocation Agreements. Prototype has previously delivered to Parent true and complete copies of each written Tax allocation or sharing agreement and a true and complete description of each unwritten Tax allocation or sharing arrangement affecting Prototype or any of its subsidiaries. No payments are due or will become due by Prototype or any of its subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement.

        2.10.7. United States Real Property Holding Corporation. Neither Prototype nor any of its subsidiaries has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code since December 31, 1996.

        2.10.8. Change of Accounting Method. Neither Prototype nor any of its subsidiaries is required to make any such change in accounting method, or has agreed with any taxing authority to make any such change in accounting method, that would result in Prototype or any of its subsidiaries being required to report taxable income in any Tax period beginning after the Closing Date that otherwise would have been reported in a Tax period ended on or before the Closing Date but for such change.

        2.10.9. Partnerships; Foreign Corporations. None of the property of Prototype or any of its subsidiaries is held in an arrangement that is classified as a partnership for Tax purposes, and neither Prototype nor any of its subsidiaries is, or owns any interest in any, controlled foreign corporation (as defined in section 957 of the Internal Revenue Code of 1986, as amended (the "Code")), personal holding company (as defined in section 542 of the Code), foreign personal holding company (as defined in section 552 of the Code), passive foreign investment company (as defined in section 1297 of the Code) or other entity the income of which is required to be included in the income of Prototype or any of its subsidiaries.

        2.10.10. Safe Harbor Leases; Tax-Exempt Use Property. Except as set forth in Section 2.10.10 of the Prototype Disclosure Schedule, none of the property of Prototype or any of its subsidiaries is subject to a safe-harbor lease (pursuant to section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is "tax-exempt use property" (within the meaning of section 168(h) of the Code) or "tax-exempt bond financed property" (within the meaning of section 168(g)(5) of the Code).

        2.10.11. Section 341(f) Election. Neither Prototype nor any of its subsidiaries has made an election under section 341(f) of the Code.

        2.10.12. Activity Limitations. Neither Prototype nor any of its subsidiaries has entered into any agreement or arrangement with any taxing authority that requires it to take any action or to refrain from taking any action, except for the undertaking in connection with the grant of an "Approved Enterprise" status as described in Section 2.10.14 and the undertaking in connection with the grant of options under Section 102 of the Israeli Income Tax Ordinance.

        2.10.13. Affiliated Groups. Except as set forth in Section 2.10.13 of the Prototype Disclosure Schedule, neither Prototype nor any of its subsidiaries (i) has been a member of an U.S. affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for Taxes of any person under Treasury Regulations section 1.1502-6 (or any similar provision of U.S. federal, state or local or Israeli or other law), as a transferee or successor, by contract or otherwise.

        2.10.14. Tax Incentives. Section 2.10.14 of the Prototype Disclosure Schedule, together with Prototype's Annual Report on Form 20-F for the year ended December 31, 2000, lists each tax incentive granted to Prototype and its subsidiaries under the laws of the State of Israel, the period for which such tax incentive applies, and the nature of such tax incentive, including but not limited to certain investment programs of Prototype which are qualified by the Investment Center as an "Approved Enterprise" (an "Approved Enterprise") within the definition of the Law for the Encouragement of Capital Investments (1959), as amended. Prototype and its subsidiaries have complied in all material respects with all requirements of Israeli law to be entitled to claim all such incentives. Subject to the receipt of the approvals set forth in Section 2.2.2, the consummation of the Merger will not adversely affect the remaining duration of the incentive or require any recapture of any previously claimed incentive, and no consent or approval of any Governmental Entity is required, other than as contemplated by Section 2.2.2, prior to the consummation of the Merger in order to preserve the entitlement of Prototype or its subsidiaries to any such incentive.

        2.10.15. Industrial Company. Prototype is qualified as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969. To the knowledge of Prototype, there is no reason for disqualifying Prototype from being an Industrial Company for any past or present period, nor would such reason arise through the conduct and performance of Prototype's business and operations in accordance with its plans and projections (including as a result of the Merger or the other transactions contemplated hereby).

     2.11.  Intellectual Property.

        2.11.1. For purposes of this Agreement, the following terms have the following definitions:

           "Copyrights" means any copyrights, copyrights registrations and applications therefor, and mask works and mask work registrations and applications therefor, and all other rights corresponding thereto, in each case which are material to the business of Prototype and its subsidiaries taken as a whole.

           "Intellectual Property" means any or all of the following: (i) Copyrights, moral rights, works of authorship including, without limitation, Software Programs, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works, (ii) Patents, inventions (whether or not patentable), improvements, technology, methods, processes, tools and designs, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) Trademarks,
        (vi) domain name registrations, web addresses and sites, and all other intellectual property (whether registered or unregistered) and all applications and economic rights of authors and inventors, however denominated, for any such rights, anywhere in the world.

           "Intellectual Property Rights" means all rights in any Intellectual Property.

           "Patents" means all United States, Israeli and other patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including without limitation invention disclosures.

           "Prototype Intellectual Property Rights" means any Intellectual Property Rights that are owned by or licensed to Prototype or its subsidiaries.

           "Prototype Registered Intellectual Property Rights" means Registered Intellectual Property Rights owned by Prototype or its subsidiaries.

           "Registered Intellectual Property Rights" means all Patents (including registrations and applications to register), Trademarks (including registrations and applications to register) and Copyrights (including registrations and applications to register).

           "Trademarks" means trademarks and service marks, trade names, brand names, corporate names, logos, trade dress, and other words, designations, labels, symbols, designs, colors, color combinations or product configurations, whether registered or unregistered.

        2.11.2. Section 2.11.2 of the Prototype Disclosure Schedule lists, to the extent material to the conduct of the business of Prototype and its subsidiaries, all Registered Prototype Intellectual Property Rights (including but not limited to registration numbers and application serial numbers) as well as any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any of the Prototype Intellectual Property Rights. To the extent any Prototype Intellectual Property Rights that are material to the conduct of the business of Prototype and its subsidiaries are not registered or the subject of an application to register, they shall be identified as accurately and concisely as reasonable under the circumstances.

        2.11.3. Except as set forth in Section 2.11.3(a) of the Prototype Disclosure Schedule, Prototype has no knowledge of any information, materials, facts or circumstances that would render any Prototype Intellectual Property Rights invalid or unenforceable, except as would not have a Material Adverse Effect. Except as set forth in Section 2.11.3(b) of the Prototype Disclosure Schedule (including references to applicable sections of relevant agreements), to the knowledge of Prototype, (i) each of the Prototype Intellectual Property Rights, including all Prototype Registered Intellectual Property Rights, is free and clear of any third-party rights including any statute, rule, regulation, executive order, order, decree, ruling, injunction or other legal requirements of any Governmental Entity (each, an "Order") or any Encumbrance, (ii) Prototype is the exclusive owner or exclusive licensee of all material Prototype Intellectual Property Rights (including all improvements, derivative works and the like), (iii) except as would not have a Material Adverse Effect, Prototype has obtained (by agreement or operation of law) a valid and enforceable assignment sufficient to irrevocably transfer all Intellectual Property Rights (including the right to seek past and future damages with respect thereto) from third parties for all Intellectual Property developed or owned by those third parties and used in the conduct of Prototype's business, (iv) Prototype does not license any Prototype Intellectual Property Rights to third parties, or permit third parties to use any Prototype Intellectual Property Rights other than in accordance, in all material respects, with the terms and conditions of its standard end-user agreements, complete and correct copies of which are attached as Attachment A to Section 2.11.3 of the Prototype Disclosure Schedule, (except for price and terms of payment), and (v) Prototype owes no royalties or payments to any third party for using or licensing to others any Prototype Intellectual Property Rights.

        2.11.4. The Prototype Intellectual Property Rights, technology in the public domain and any Commercial Software licensed to Prototype, constitutes all of the Intellectual Property used in and/or necessary to the conduct of the business of Prototype as it currently is conducted, and, to Prototype's knowledge, no facts or circumstances exist (including the ownership of any Intellectual Property Rights by any person) that would reasonably be expected to preclude, or limit or impair in any material respect, Prototype's ability to conduct its business as planned to be conducted.

        2.11.5. Other than inbound "shrink-wrap," "click wrap" and similar generally available, generally not negotiated, commercial binary code end-user or enterprise licenses ("Commercial Software"), Prototype has made available to Parent or its counsel a copy of all material Contracts to which Prototype is a party, a third-party beneficiary, or otherwise bound by such material Contract with respect to any Intellectual Property Rights, including the Licenses and Marketing Agreements (collectively, the "IP Agreements"), and a list of all material IP Agreements are set forth in
     Section 2.8.1(o) of the Prototype Disclosure Schedule. To the knowledge of Prototype, (i) all IP Agreements (a) are in full force and effect and (b) are not the subject of any dispute regarding the rights and obligations specified in such IP Agreements, or performance under such IP Agreements, and (ii) Prototype is not in material breach of and has not failed, in any material respect, to perform under, any IP Agreement and, to Prototype's knowledge, no other party to any IP Agreement is in material breach thereof or has failed to perform thereunder in any material respect.

        2.11.6. To the knowledge of Prototype, the operation of the business of Prototype as it currently is conducted or is contemplated to be conducted by Prototype, including but not limited to the design, development, use, import, manufacture and sale of the products, technology or services (including products, technology or services currently under development) of Prototype does not, and will not when conducted by Prototype in substantially the same manner following the Closing, infringe or misappropriate any Intellectual Property Right of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction in which Prototype operates or distributes its products.

        2.11.7. All registrations for Prototype Registered Intellectual Property Rights are valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Prototype Registered Intellectual Property Rights have been paid and all reasonably necessary documents and certificates in connection with such Prototype Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States, Israel and other jurisdictions, as the case may be, for the purposes of maintaining such Prototype Registered Intellectual Property Rights.

        2.11.8. To the knowledge of Prototype, no person is infringing or misappropriating any Prototype Intellectual Property Rights in any material way.

        2.11.9. Prototype has in force the trade secret protection program set forth in Section 2.11.9 of the Prototype Disclosure Schedule. To Prototype's knowledge, there has been no material violation of such program by any person or entity. To Prototype's knowledge, none of its employees or consultants has disclosed or used any Confidential Information in a manner adverse to Prototype. Prototype has taken all commercially reasonable steps to protect Prototype's rights in confidential information and trade secrets of Prototype or as required by any other person who has provided its confidential information, source code or trade secrets to Prototype. Except as set forth in Section 2.11.9 of the Prototype Disclosure Schedule, all personnel who are currently or formerly have been employees, agents, consultants and contractors of Prototype who have contributed to or participated in the conception and development of all Intellectual Property for or on behalf of Prototype have executed nondisclosure agreements in form provided by Prototype to Parent and either (i) have been a party to a "work-for-hire" arrangement or agreements with Prototype in accordance with applicable national and state law that has accorded Prototype full, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor or Prototype as assignee that have conveyed to Prototype, effective, and exclusive ownership of all tangible and intangible property thereby arising, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

        2.11.10. To the knowledge of Prototype, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, including the assignment to Prototype, by operation of law or otherwise, of any Contracts to which Prototype is a party, will result in (i) the Surviving Corporation's granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, either of them, (ii) the Surviving Corporation's being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, (iii) an obligation of the Surviving Corporation or any of its subsidiaries to pay any additional amounts or consideration under any IP Agreement other than ongoing fees, royalties or payments which Prototype would otherwise be required to pay or (iv) require the consent of any party to any IP Agreement.

        2.11.11. Except as set forth in Section 2.11.11 of the Prototype Disclosure Schedule, none of the Intellectual Property covered by the Prototype Intellectual Property Rights was developed by or on behalf of or using grants of any Governmental Entity.

        2.11.12.  Software Programs; Contracts.

           (a) Section 2.11.12(a) of the Prototype Disclosure Schedule accurately identifies all software programs currently being marketed by Prototype and all material software products or programs under development by Prototype but not currently marketed (collectively, the "Software Programs"). Except as set forth in Section 2.11.12(a) of the Prototype Disclosure Schedule, to the knowledge of Prototype, there are no freeware, shareware or similarly restricted computer code or programs contained in or comprising any Software Programs.

           (b) To Prototype's knowledge, the Software Programs have performed in accordance with the warranties set forth in the standard end-user agreements attached as Attachment A to Section 2.11.3 of the Prototype Disclosure Schedule.

           (c) To Prototype's knowledge, Prototype has not taken any action, or failed to take any action, that would reasonably be likely to result in a material adverse effect on the protection of the Software Programs under applicable Intellectual Property laws, or in the release of source code from escrow.

           (d) Section 2.11.12(d) of the Prototype Disclosure Schedule sets forth a list of all material licenses and sublicenses of the Software Programs in effect on the date hereof which have generated, or are reasonably expected to generate, revenue of US$250,000 or more and all current material customer trial agreements for the Software Programs granted by Prototype to other parties (collectively, the "Licenses"). All Contracts identified in Section 2.11.12(d) of the Prototype Disclosure Schedule constitute only end-user agreements, each of which grants the end user thereunder principally the nonexclusive right and license to use an identified Software Program and related user documentation, for internal purposes only and only in the form of software object code. In addition, Section 2.11.12(d) of the Prototype Disclosure Schedule sets forth the general product licensing and pricing policies of Prototype by categories of Software Programs and further accurately identifies each Software Program which generated 5% or more of Prototype's revenues on a consolidated basis for the year ended December 31, 2001.

           (e) The technical documentation of the Software Programs (the "Technical Documentation") includes the source code (with comments, to the extent they exist within the source code) for all Software Programs, as well as any pertinent comments by or explanation that may be necessary to render such materials understandable and usable, all according to customary industry standards. The Technical Documentation also includes any programs (including compilers), "workbenches," tools and higher level (or "proprietary") languages necessary for the development, maintenance and implementation of the Software Programs.
        Section 2.11.12(e) of the Prototype Disclosure Schedule sets forth a complete list of all material contracts, agreements, licenses, or other material commitments or arrangements in effect with respect to the marketing, remarketing, distribution, licensing or promotion of (i) the Software Programs or any other Technical Documentation or the Intellectual Property by any independent salesperson, distributor, sublicensor or other remarketer or sales organization (which is not a direct or indirect wholly owned subsidiary of Prototype) or (ii) any third party's software products by Prototype (collectively, the "Marketing Agreements"). Section 2.11.12(e) of the Prototype Disclosure Schedule accurately identifies each Marketing

        Agreement which generated 5% or more of Prototype's revenues on a consolidated basis during the preceding four fiscal quarters.

     2.12. Properties. Except for merchandise and other property and assets sold, used or otherwise disposed of in the ordinary course of business, Prototype has good and valid title to all its properties and assets, real and personal, reflected in the balance sheet of Prototype, dated as of December 31, 2001, included in the 2001 Financials or otherwise in the Prototype Reports, or acquired subsequent to December 31, 2001, free and clear of any Encumbrance of any nature whatsoever, except (i) Encumbrances reflected in the balance sheet of Prototype, dated as of December 31, 2001, included in the 2001 Financials, (ii) Encumbrances for current Taxes not yet due and payable, and (iii) such imperfections of title, easements and Encumbrances, if any, as are not substantial in character, amount, or extent and do not and will not materially detract from the value, or interfere with the present use, of the property or assets subject thereto or affected thereby, or otherwise materially impair business operations. All leases pursuant to which Prototype leases (whether as lessee or lessor) any substantial amount of real or personal property are in good standing, valid and effective, and there is not, under any such leases, any existing or prospective default or event of default or event which with notice, lapse of time or action by any third party, or any combination thereof, would constitute a default by Prototype and in respect to which Prototype has not taken adequate steps to prevent a default from occurring, except as would not reasonably be expected to have a Material Adverse Effect. The buildings and premises of Prototype that are used in its business are in satisfactory condition and are adequate for the continued conduct of Prototype's business on a basis consistent with past practice, subject to ordinary wear and tear, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 2.12 of the Prototype Disclosure Schedule, all major items of equipment of Prototype are in good and sufficient operating condition and in a state of reasonable maintenance and repair for the continued conduct of Prototype's business on a basis consistent with past practice, ordinary wear and tear excepted, and are free from any known defects or Encumbrances.

     2.13. Litigation. Except as set forth in Section 2.13 of the Prototype Disclosure Schedule, there is no suit, action, or legal, administrative, arbitration, or other proceeding or governmental investigation pending, or to the knowledge of Prototype, threatened, against or affecting Prototype or any of its subsidiaries at law or in equity, or before any Governmental Entity, which would involve a liability in excess of US$100,000. There is no suit, action, or legal, administrative, arbitration, or other proceeding or governmental investigation pending, or to the knowledge of Prototype, threatened, against or affecting Prototype at law or in equity, or before any Governmental Entity (including those set forth in Section 2.13 of the Prototype Disclosure Schedule), which would reasonably be expected to have a Material Adverse Effect.

     2.14.  Environmental Matters; Permits.

        2.14.1. Except as set forth in the Prototype Reports filed prior to the date hereof, (i) Prototype and each of its subsidiaries is in compliance with all applicable laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or emissions, discharges, releases, disposal, migration or handling of any Hazardous Substance (collectively, "Environmental Laws"), except for non-compliance that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect, which compliance includes, but is not limited to, the possession by Prototype and its subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof;
     (ii) neither Prototype nor any of its subsidiaries has received written (or, to the Prototype's knowledge, oral) notice of, or, is the subject of, any material action, cause of action, claim, investigation, demand or notice by any such person alleging liability under or non-compliance with any Environmental Law (an "Environmental Claim") including, without limitation, relating to any contractor, subcontractor or agent of Prototype or for the business, or relating in any way to any prior facilities, locations, or business of Prototype or any of its subsidiaries; and (iii) there are no conditions or circumstances that are reasonably likely to result in any liability of Prototype or any of its subsidiaries under any Environmental Law, prevent or interfere with any such compliance thereunder in the future including, without limitation, relating to any contractor, subcontractor or agent of Prototype or any of its subsidiaries or for the business, or relating in any way to any prior property, facilities, locations, or business owned, leased or otherwise occupied or used by Prototype or any of its subsidiaries, except for any such conditions or circumstances that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect. Prototype has provided to Parent all environmental assessments, reports, data, results of investigations, or compliance or other environmental audits conducted by or for Prototype or any of its subsidiaries, or otherwise relating to Prototype's or any of its subsidiary's business or properties (whether owned, leased or operated).

        2.14.2. There are no Environmental Claims which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect that are pending or threatened against Prototype or any of its subsidiaries or against any person whose liability for any Environmental Claim Prototype or any of its subsidiaries has or is reasonably likely to have been retained or assumed by Prototype or any of its subsidiaries either contractually or by operation of law.

        2.14.3.  For purposes of this Agreement, a "Hazardous Substance" means
     (i) any regulated, hazardous, toxic or dangerous waste, emission, substance or material (including gases, liquids and solids) defined as such in (or for the purposes of) any Environmental Law, including Environmental Laws relating to or imposing liability or standards or conduct concerning any regulated, hazardous, toxic or dangerous waste, emission, substance or material, (ii) petroleum, petroleum products, asbestos or asbestos containing materials, polychlorinated biphenyls, radon or lead or lead-based paints or materials and (iii) any other chemical, material or substance, exposure to or emission of which is prohibited, limited or regulated by any Governmental Entity pursuant to any Environmental Law or any health and safety or similar law, statute or regulation and which poses or could reasonably be expected to pose a hazard to the health and safety of any person or property including workers at or users of any properties of Prototype or any of its subsidiaries, or cause damage to the environment or natural resources.

        2.14.4. Prototype and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals and other authorizations from Governmental Entities which are material to the operation of the business of Prototype and its subsidiaries taken as a whole (collectively, the "Prototype Permits"). Prototype and its subsidiaries have been and are in compliance in all material respects with the terms of the Prototype Permits and any conditions placed thereon. Prototype does not know of any reason it would not be able to renew any of the Prototype Permits required to operate or use any of Prototype's or any of its subsidiary's assets for their current or anticipated purposes and uses. There are no permits, licenses, variances, exemptions, orders or approvals or other authorizations from Governmental Entities held by Prototype or any of its subsidiaries, or required for Prototype's or any of its subsidiary's business, that are required to be transferred or reissued, or that are otherwise prohibited from being transferred or reissued, as a result of the transactions contemplated by this Agreement.

     2.15. Compliance with Other Laws. Except as set forth in the Prototype Reports filed prior to the date hereof, none of Prototype or any of its subsidiaries is in violation of or in default with respect to any applicable law or any applicable rule, regulation, or any writ or decree of any Governmental Entity, or delinquent with respect to any report required to be filed with any Governmental Entity, except for violations which, either singly or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

     2.16. Finder's Fee. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Prototype and its counsel directly with Parent and its counsel, without the intervention of any other person as the result of any act of Prototype or any of its affiliates, and without the intervention of any other person in such manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee or any similar payments, other than financial advisory fees to be paid by Prototype to Tanner & Co., Inc. (the "Financial Advisor") in connection with the Merger, under an engagement agreement, a true and correct copy of which has been provided to Parent, which engagement agreement has not thereafter been amended, modified or waived in any respect.

     2.17.  Employment Matters.

        2.17.1. Except as set forth in Section 2.17.1 of the Prototype Disclosure Schedule, Prototype is not a party to, or otherwise bound by, any collective bargaining contract, collective labor agreement or other collective contract or arrangement with a labor union, trade union or other organization or body involving any of its employees that requires it to provide benefits or working conditions in excess of the minimum benefits and working conditions required by law to be provided pursuant to rules and regulations of the Histadrut (General Federation of Labor), the Coordinating Bureau of Economic Organization and the Industrialists' Association. Except as set forth in Section 2.17.1 of the Prototype Disclosure Schedule, Prototype has not recognized or received a demand for recognition from any collective bargaining representative with respect to any of its employees. Except as set forth in Section 2.17.1 of the Prototype Disclosure Schedule, Prototype does not have and is not subject to, and no employee of Prototype benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof. All of the employees of Prototype are "at will" employees subject to the termination notice provisions included in employment agreements or applicable law. Except as set forth in Section
     2.17.1 of the Prototype Disclosure Schedule, there is no claim or complaint that is pending or, to the knowledge of Prototype, has been threatened against Prototype by any person who is or has been an employee or director of Prototype that, if individually or collectively resolved against Prototype would reasonable be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, there are no unfair labor practice claims or charges that are pending, or that, to the knowledge of Prototype, have been threatened against Prototype. Since December 31, 1997,
     (i) there has been no labor strike, slowdown or stoppage pending (or, to the best knowledge of Prototype, threatened) against or affecting Prototype, (ii) there has been no dispute between Prototype and any group of its employees, (iii) no event has occurred and no circumstance or condition exists that could reasonably be expected to give rise to any such labor strike, slowdown, stoppage or dispute and (iv) there has been no effort on the part of any labor union to organize any employees of Prototype. Prototype has good labor relations, and Prototype has no knowledge of any facts indicating that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement would reasonably be expected to have a material adverse effect on any of Prototype's labor relations, or (ii) to Prototype's knowledge, any of the employees of Prototype intends to terminate his or her employment with Prototype.

        2.17.2.  Except for the employment agreements described in Section
     2.17.2 of the Prototype Disclosure Schedule, there is no Contract between Prototype and any of its employees or directors, or other set of circumstances known to Prototype, that would give rise to a claim for damages or compensation in excess of US$25,000 (other than statutory severance pay) if any employee or director is terminated by Prototype with or without notice. Prototype is in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment.

        2.17.3. All amounts that Prototype is legally or contractually required either (i) to deduct from its employees' salaries or to transfer to such employees' pension or provident, life insurance, incapacity insurance, continuing education fund or other similar fund or (ii) to withhold from their employees' salaries and pay to any Governmental Entity as required by the Israeli Tax Ordinance have, in each case, been duly deducted, transferred, withheld and paid.

        2.17.4. (i) Each Prototype Plan has been maintained and administered in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including, with respect to Prototype or any trade, business or entity under common control with Prototype within the meaning of Section 414(b), (c), (m) or
     (o) of the Code (each, an "ERISA Affiliate"), all obligations pursuant to
     Section 4980B of the Code and Part 6 of Title I of ERISA), and is, to the extent required by applicable law or contract, fully funded (including establishing book reserves in accordance with normal accounting practices) without having any deficit or unfunded actuarial liability; (ii) except as would not reasonably be expected to have a Material Adverse Effect, all required contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and no past service funding liabilities exist thereunder; (iii) each Prototype Plan that is required or intended to be qualified under applicable law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate Governmental

     Entity, and, to the knowledge of Prototype, nothing has occurred since the date of the last qualification, registration or approval to materially and adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval; (iv) to the extent applicable, and any Prototype Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified (or has time remaining under applicable regulations or Internal Revenue Service pronouncements to obtain a favorable determination or opinion letter) and, to the knowledge of Prototype, nothing has occurred to cause or would reasonably be expected to cause the loss of such qualified status and each trust funding any Prototype Plan which is intended to meet the requirements of Section 501(c)(9) of the Code meets such requirements in all material respects and provides no material disqualified benefits (as such term is defined in Code Section 4976(b));
     (v) no Prototype Plan is subject to Title IV or Section 302 of ERISA or
     Section 412 of the Code or is a defined benefit pension plan; (vi) there are no pending or, to the knowledge of Prototype, threatened material claims against or otherwise involving any of the Prototype Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Prototype Plan activities) has been brought against or with respect to any Prototype Plan and, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Prototype Plans, any fiduciaries thereof with respect to their duties to the Prototype Plans or the assets of any of the trusts under any of the Prototype Plans which could reasonably be expected to result in any material liability of Prototype to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Prototype Plan, any participant in a Prototype Plan, or any other party;
     (vii) neither Prototype nor any ERISA Affiliate has incurred or is reasonably expected to incur any liability under subtitle C or D of Title IV of ERISA with respect to any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Prototype; (viii) neither Prototype nor any ERISA Affiliate has incurred or is reasonably expected to incur any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any "multiemployer plan," within the meaning of Section 4001(a)(3) of ERISA, currently or formerly maintained by Prototype; (ix) Prototype has substantially performed all material obligations, whether arising by law or by contract, required to be performed by it in connection with the Prototype Plans; (x) to the knowledge of Prototype, no act, omission or transaction has occurred which could reasonably be expected to result in imposition on Prototype of (a) a material civil penalty assessed pursuant to subsections (c), (i) or (l) of
     Section 502 of ERISA, (b) material breach of fiduciary duty liability damages under Section 409 of ERISA or (c) a material Tax imposed pursuant to Chapter 43 of Subtitle D of the Code; (xi) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Prototype, or result in any limitation on the right of Prototype to amend, merge, terminate or receive a reversion of assets from any Prototype Plan or related trust or any employment agreement or related trust, and without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Prototype in connection with the transactions contemplated hereby could be an "excess parachute payment" within the meaning of Section 280G of the Code; (xii) there are no amendments increasing benefits under to any Prototype Plan that have been adopted or approved nor has Prototype undertaken to make any such amendments or to adopt or approve any new Prototype Plan; (xiii) to Prototype's knowledge, each individual who renders services to Prototype who is classified by Prototype as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under a Prototype Plan) is properly so characterized; and (xiv) Prototype has no obligations for retiree welfare benefits and life benefits under any Prototype Plan, except for health continuation coverage pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA or applicable state healthcare continuation law, and there are no agreements or undertakings (whether written or unwritten) that would prevent Prototype from amending or terminating any such Prototype Plan (other than individual agreements or contracts) without incurring any material liability thereunder.

     2.18. Board Approval. The Board of Directors of Prototype has (i) determined that the Merger fair to, and in the best interests of, Prototype and its shareholders, and that no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Prototype to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) determined to recommend that the shareholders of Prototype approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

     2.19. Information Supplied by Prototype. None of the information or data (including financial statements) concerning Prototype which will be included in a proxy statement to be sent to the shareholders of Prototype in connection with the Prototype General Meeting to be held to obtain the Prototype Shareholder Vote in accordance with applicable Israeli law (the "Proxy Statement") will, at the time the Proxy Statement is mailed to the shareholders of Prototype or at the time of the Prototype General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and the Proxy Statement will comply with applicable law in all material respects.

     2.20. Inapplicability of Certain Articles and Statutes. To the knowledge of Prototype, other than Article 100 of the Amended and Restated Articles of Association of Prototype, Prototype is not subject to any takeover law, statute or regulation or provision of its Formation Documents, that might delay, impair or prohibit consummation of the Merger or any other transaction contemplated by this Agreement. Prototype and the Board of Directors have taken all necessary action to approve this Agreement, the Merger and the other transactions contemplated hereby under any takeover law, statute or regulation and for purposes of Article 100 of the Amended and Restated Articles of Association of Prototype and any other similar takeover provision so that such provisions will not apply to this Agreement, the Merger or the other transactions contemplated hereby.

     2.21. Certain Shareholders; Affiliates. To the knowledge of Prototype, except for the persons set forth in Section 2.21 of the Prototype Disclosure Schedule, there is no person who, as of the date hereof, "beneficially owns" (as defined in Rule 13d-3 under the Exchange Act) 5% or more of the outstanding Prototype Shares.

     2.22. Relationships with Related Persons. Except as set forth in the Prototype Reports filed prior to the date hereof or as identified in Section
2.22 of the Prototype Disclosure Schedule, there are no, and since January 1, 2000, there have not been any, Contracts or other transactions between Prototype or any of its subsidiaries, on the one hand, and any director or executive officer of Prototype or any of their respective Related Persons, on the other hand, and no director or executive officer of Prototype or any of their respective Related Persons have any material interest in any of the material assets or properties of Prototype or any of its subsidiaries. Except as set forth in Section 2.22 of the Prototype Disclosure Schedule, to the knowledge of Prototype, no executive officer, key employee or director of Prototype or any of their respective Related Persons has any claim, charge, action or cause of action against Prototype or any of its subsidiaries, except for claims for accrued vacation pay, accrued benefits under Prototype's benefit plans, claims for compensation, expense reimbursement and similar obligations and similar matters and agreements, in the ordinary course of business. For purposes hereof, the term "Related Persons" means (a) each other member of such individual's Family; and (b) any person or entity that is directly or indirectly controlled by any one or more members of such individual's Family. For purposes of this definition, the "Family" of an individual includes (i) such individual, (ii) the individual's spouse, siblings, or ancestors, (iii) any lineal descendent of such individual, or their siblings, or ancestors or (iv) a trust for the benefit of any of the foregoing.

     2.23. Grants, Incentives and Subsidies. Section 2.23 of the Prototype Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives and subsidies from the Government of the State of Israel or any agency thereof, or from any other Governmental Entity, granted to Prototype, including, without limitation, (i) Approved Enterprise status from the Investment Center and (ii) grants from the OCS (collectively, "Grants"). Prototype has made available to Parent, prior to the date hereof, complete and correct copies of all documents evidencing the Grants and of all letters of approval, and supplements thereto, granted to Prototype in connection therewith.
Section 2.23 of the Prototype Disclosure Schedule details all material undertakings of Prototype given in connection with the Grants. Without limiting the generality of the above, Section 2.23 of the Prototype Disclosure
Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of Prototype with respect to royalties, and the outstanding amounts paid or to be paid by the OCS to Prototype (and by Prototype to the OCS) and the composition of such obligations or amount by the product or product family to which it relates. Prototype is in compliance, in all material respects, with the terms and conditions of the Grants and, except as disclosed in Section 2.23 of the Prototype Disclosure Schedule hereto, has duly fulfilled, in all material respects, all undertakings relating thereto.

     2.24. Foreign Corrupt Practices Act. To Prototype's knowledge, the activities of each of Prototype, its subsidiaries and its officers, directors and employees has complied in all material respects, and the operations of each of Prototype and its subsidiaries has complied in all material respects, with all applicable laws governing corrupt or illicit business practices, including, without limitation, laws dealing with improper or illegal payments, gifts or gratuities and/or the payment of money or anything of value directly or indirectly to any person (whether a government official or private individual) for the purpose of illegally or improperly inducing any person or government official, or political party or official thereof, or any candidate for any such position, in making any decision or improperly assisting any person in obtaining or retaining business or taking any other action favorable to such person, and/or dealing with business practices in relation to investments outside of the United States (including, by way of example, if applicable, the U.S. Foreign Corrupt Practices Act, as amended).

     2.25. Hedging Transactions. None of Prototype nor any of its subsidiaries is a party to or, or bound by, any outstanding hedging transaction or arrangement.

     2.26. Opinion of Financial Advisor. The Financial Advisor has delivered its written opinion to the Board of Directors to the effect that, as of the date of such opinion, the Per Share Merger Consideration to be received in the Merger by the holders of Prototype Shares is fair from a financial point of view to such holders, and a complete and correct copy of such opinion has been delivered to Parent (and has not been withdrawn, amended or otherwise modified subsequent to such delivery).

     2.27. Customers and Suppliers. Since December 31, 2001 through the date hereof, except as set forth in Section 2.27 of the Prototype Disclosure Schedule, no material licensor, vendor, supplier, licensee or customer of Prototype or any of its subsidiaries has canceled or otherwise modified (in a manner materially adverse to Prototype and its subsidiaries taken as a whole) its relationship with Prototype or its subsidiaries and, to Prototype's knowledge, no such person has notified Prototype of its intention to do so.
Section 2.27 of the Prototype Disclosure Schedule accurately identifies each customer of Prototype which accounted for 5% or more of Prototype's revenues during the preceding four fiscal quarters.

     2.28. Restrictions on Business Activities. To Prototype's knowledge, there is no order, decree, ruling, injunction or other similar legal requirement of any Governmental Entity expressly binding Prototype or any of its subsidiaries, or any Contract to which Prototype or any of its subsidiaries is a party or which is otherwise binding upon Prototype or any of its subsidiaries, which (A) contains any provision or covenant prohibiting, impairing, limiting or restricting, or purporting to prohibit, impair, limit or restrict, the ability of Prototype or any of its subsidiaries to (i) sell or license any products or services of or to any other person in any material respect, (ii) engage in any material line of business, (iii) compete with or to obtain products or services from any person or limiting the ability of any person to provide products or services to Prototype or any of its subsidiaries in any material respect, (iv) grant any material distribution or licensing rights or (v) acquire any property, assets or business that could be material to Prototype or any of its subsidiaries or (B) would reasonably be expected to have any of the effects described in clauses (i) through (v) above.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Each of Parent and Merger Sub, jointly and severally, represents and warrants to Prototype as follows:

     3.1. Organization and Standing. Parent is a company duly organized and validly existing under the laws of The Netherlands and Merger Sub is a company duly organized and validly existing under the laws of the State of Israel. Each of Parent and Merger Sub has all requisite power and authority to carry on its business as it is currently conducted and to own and operate the properties currently owned and operated by it and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement.

     3.2.  Agreement Authorized and its Effect on Other Obligations.

        3.2.1. Authorization and Enforceability. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the performance by each of Parent and Merger Sub of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery hereof by the other parties hereto) this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally and by general principles of equity.

        3.2.2. Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except (a) the Required Consents and (b) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made could not have a material adverse effect on the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement.

        3.2.3. No Violation. Assuming the receipt of all consents, approvals, orders or authorizations of, and the registration, declaration or filing with, any Governmental Entity contemplated by Section 3.2.2, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation or breach of any term or provision of, nor constitute a default under, the organizational documents of Parent or Merger Sub, (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, or result in the acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate, cancel, modify or amend in any respect its obligations under, any indenture, mortgage, deed of trust, conveyance to secure debt, note, loan, lien, lease, agreement, instrument, order, judgment, decree, contract or other arrangement or commitment to which Parent or any of its subsidiaries is a party or by which any of them or their properties or assets are bound,
     (iii) contravene, conflict with or result in a violation of, or give any Governmental Entity or other person the right to challenge the Merger or to exercise any remedy or obtain any relief under, any legal requirement or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject; or (iv) with the passage of time, the giving of notice, or the taking of any action by a third person, or any combination thereof, have any of the effects set forth in clause (ii) and (iii) of this Section 3.2.3, in each case (other than clause (i) hereof) other than such violations, breaches or defaults as could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement.

     3.3. Information for Proxy Statement. None of the information and data concerning Parent or Merger Sub to be furnished in writing by Parent or Merger Sub to Prototype explicitly for use in the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of Prototype or at the time of the Prototype General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

     3.4. Financing. Parent and Merger Sub collectively have available to them (and hereby agree that they shall continue to have through the Effective Time) all funds from their cash and cash equivalents, committed equity capital available on call or borrowings currently available under existing credit facilities necessary to purchase all outstanding Prototype Shares (on a fully-diluted basis) in accordance with and subject to the terms and conditions of this Agreement, to perform their other obligations under this Agreement and to pay all fees and expenses related to the transactions contemplated by this Agreement that are payable by them.

     3.5. Finder's Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Merger Sub who is entitled to any fee or commission from Prototype in connection with the transactions contemplated by this Agreement that is not contingent on the consummation of the Merger.

     3.6. Merger Sub. Merger Sub was formed by Parent or at Parent's direction for the purpose of engaging in the transactions contemplated by this Agreement, and, as of the date hereof, has engaged in no business and has incurred no liabilities other than in connection with the transactions contemplated by this Agreement.

                                   ARTICLE IV

                       OBLIGATIONS PENDING EFFECTIVE TIME

     4.1.  Conduct of Business by Prototype.

        4.1.1. During the period from the date of this Agreement continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except with the prior written consent of Parent, Prototype shall, and shall cause its subsidiaries to:

           (a) carry on its business only in the ordinary course of business, use its commercially reasonable efforts to (i) maintain the goodwill it now enjoys and to preserve intact its present business organization,
        (ii) keep available the services of its officers and employees, and
        (iii) preserve its relationships with customers, suppliers, licensors, licensees, distributors, and others having business dealings with it, and in connection therewith it shall not substantially deviate from its licensing and pricing practices;

           (b) maintain all of its property and assets in good repair, order, and condition, reasonable wear and use excepted;

           (c) maintain its books of accounts and records in the ordinary course, in accordance with GAAP applied on a consistent basis;

           (d) duly comply in all material respects with all laws applicable to it and to the conduct of its business;

           (e) at its expense, take or agree to take any commercially reasonable actions in the ordinary course of business the failure of which to take would reasonably be expected to result in the representations and warranties made by it herein being materially inaccurate at the Effective Time;

           (f) maintain insurance upon all its properties and with respect to the conduct of its business of such kinds and in such amounts as is customary in the type of business in which it is engaged, but not less than that presently carried by it; and

           (g) observe in all material respects all provisions of, and perform in all material respects all its obligations under, its Material Contracts.

        4.1.2. Except as set forth in Section 4.1.2 of the Prototype Disclosure Schedule, Prototype agrees that, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Prototype shall not, and shall not permit any of its subsidiaries to:

           (a) (i) increase the compensation payable or to become payable or the benefits provided or to become provided to current or former directors, officers, employees, or consultants of Prototype, or increase the compensation payable or benefits provided under any Prototype Plan or collective bargaining agreement or otherwise increase or accelerate the vesting or payment of the compensation payable or the benefits provided or compensation or benefits to become payable or provided to any current or former director, officer, employee or consultant of Prototype other than in the ordinary course of business to employees who are not officers or directors; (ii) grant any severance or termination pay (except as required by applicable law) to, or enter into or amend any employment, consulting, severance or other individual Contract with, any director, officer, employee or consultant of Prototype, or establish, adopt, enter into or amend any Prototype Plan; or (iii) hire the services of any director, officer, employee or consultant other than for total compensation (including salary, bonus and other benefits) not exceeding US$100,000 on an annualized basis;

           (b) split, reverse split, combine, consolidate, reclassify, divide or subdivide any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares, property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire (whether directly or indirectly) any of its securities or any securities of its subsidiaries;

           (c) (i) incur or assume any Indebtedness except trade payables incurred in the ordinary course of business, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person,
        (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of Prototype or customary loans or advances to employees in the ordinary course of business and in amounts not material to the maker of such loan or advance) or make any change in its existing borrowing or lending arrangements for or on behalf of any such person, whether pursuant to an employee benefit plan or otherwise, (iv) pledge or otherwise encumber shares of capital stock of Prototype or any of its subsidiaries, or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Encumbrance thereupon;

           (d) authorize for issuance, issue, sell, deliver, or agree or commit to issue, sell or deliver, dispose of, encumber or pledge (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, conversion or otherwise) any shares of any class or any securities (including, without limitation, any phantom or notional interest), except as required by agreements with Prototype's employees under the Prototype Plans, Prototype Option Agreements or Prototype Warrants, in each case as in effect as of the date hereof, or, except as contemplated by Section 4.7 hereof, amend any of the terms of any such securities or agreements outstanding as of the date hereof;

           (e) enter into any commitment relating to or incur any capital expenditure or contingent liability which would exceed US$100,000, individually or US$200,000 in the aggregate, except for sales of goods and services by Prototype and its subsidiaries in the ordinary course of business;

           (f) adopt a plan of complete or partial liquidation or adopt resolutions or enter into any Contract providing for the complete or partial liquidation, dissolution, merger, consolidation, amalgamation, arrangement, business combination, sale of all or a significant portion of assets, sale of securities, recapitalization, tender or exchange offer for securities of, or similar transaction involving Prototype or any of its subsidiaries (other than the Merger) or any other material corporate transaction, or consummate any of the foregoing;

           (g) acquire, sell, transfer, lease, encumber or dispose of any assets outside the ordinary course of business or any assets which are material to Prototype and its subsidiaries taken as a whole, or enter into any commitment or transaction outside the ordinary course of business which would be material to Prototype and its subsidiaries taken as a whole;

           (h) acquire (by merger, consolidation, or acquisition of capital stock or assets) any corporation, partnership or other business entity or division thereof or any equity interest therein;

           (i) except as may be required as a result of a change in GAAP or applicable law, change any of the accounting principles, practices or methods used by it;

           (j) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes, accounts receivable or other assets, other than in the ordinary course of business not to exceed US$50,000 in the aggregate;

           (k) amend or modify its Formation Documents or the character of its business;

           (l) (i) make any Tax election, settle or compromise any Tax liability of Prototype or any of its subsidiaries or file any Tax Return of Prototype or any of its subsidiaries or (ii) waive or extend the period for assessment or collection of any Taxes of Prototype or any of its subsidiaries;

           (m) (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business, (ii) settle or compromise any pending or threatened suit, action or claim involving payments in excess of US$150,000 in the aggregate or (iii) settle or compromise any pending or threatened suit, action or claim other than solely for money damages;

           (n) permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated unless Prototype shall have obtained a comparable replacement policy;

           (o) terminate, amend, modify, materially extend, or waive any material provision of, any Material Contract, or enter into any Contract other than in the ordinary course of business which could be material to Prototype and its subsidiaries taken as a whole, or enter into any Contract that would be a Material Contract;

           (p) take any action that would, or fail to take any action the failure of which would, cause directly or indirectly any material Intellectual Property to enter the public domain or that could otherwise adversely affect any material Prototype Intellectual Property Rights;

           (q) directly or indirectly enter into, modify or renew any collective bargaining agreement with any labor union or other representative of employees; or

           (r) take, agree in writing or otherwise to take, or propose or commit to take any action (i) described in this Section 4.1.2, (ii) which would reasonably be expected to make any of the representations or warranties of Prototype contained in this Agreement untrue or incorrect in any material respect as of the date when made or as of the Closing Date,
        (iii) which could reasonably be expected to result in any of the conditions set forth in Article V not being satisfied (other than actions taken in strict compliance with Section 4.4), (iv) inconsistent with the transactions contemplated by this Agreement or the Voting Agreements or (v) to challenge, question or call into doubt the validity or enforceability of the Merger, any Voting Agreement or any of the transactions contemplated hereby or by any Voting Agreement.

     4.2.  Financial Statements; Shareholder Communications.

        4.2.1. Prototype shall promptly prepare at the end of each calendar month and promptly deliver to Parent, but in no event later than fifteen
     (15) calendar days after the end of each calendar month, internal management accounts of income, retained earnings and cash flows of Prototype and its subsidiaries. In addition, Prototype shall promptly prepare at the end of each fiscal quarter and promptly deliver to Parent, but in no event later than twenty (20) calendar days after the end of each fiscal quarter, unaudited consolidated and consolidating balance sheets and related unaudited statements of income, retained earnings and cash flows of Prototype and its subsidiaries as of the end of such fiscal quarter. Prototype hereby represents and warrants that such unaudited consolidated and consolidating quarterly financial statements shall (i) be complete in all material respects except for the omission of notes and schedules contained in audited financial statements, (ii) present fairly in all material respects the consolidated financial position for Prototype and its subsidiaries as of the date thereof and the consolidated and consolidating results of their operations, cash flows and changes in financial position for the periods then ended (except for normal year-end adjustments which are, individually or in the aggregate, not material), (iii) have been prepared in accordance with GAAP applied on a consistent basis and (iv) contain consolidating data that is consistent with the financial books and records of each of Prototype's entities, divisions and segments for financial reporting purposes. In addition, Prototype shall promptly prepare and deliver to Parent weekly operating reports in a form to be mutually agreed and all other financial information reasonably requested by Parent. The weekly operating reports and monthly internal management accounts delivered pursuant to this Section 4.2.1 shall be prepared in a manner consistent in all material respects with the weekly operating reports and internal management accounts provided by Prototype prior to the date hereof.

        4.2.2. Prototype shall promptly furnish to Parent copies of all communications from Prototype to its shareholders and all reports and other documents filed with, or furnished to, the Commission by Prototype after the date hereof.

     4.3.  Access to Information.

        (a) Prior to the Effective Time, Prototype will give Parent and its officers, directors, employees, agents, partners, accountants, counsel, consultants, bankers, financial advisors and other representatives of Parent and of persons controlling Parent or any such person (each, a "Representative") reasonable access during normal working hours and other reasonable times to all officers, employees, agents, representatives, plants, offices, warehouses and other facilities and properties, including for purposes of transition planning (subject to applicable law) and to all books and records of Prototype and its subsidiaries, will permit Parent and its authorized representatives to make such inspections (including any physical inspections or soil or groundwater investigations), as they may reasonably request and will cause Prototype's officers and employees and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of Prototype and any of its subsidiaries as Parent may from time to time reasonably request.

        (b) Except as otherwise agreed to by Prototype, until the earlier of the Effective Time and the second anniversary of the date hereof, and notwithstanding termination of this Agreement, Parent and Merger Sub will, and will instruct their Representatives to (x) keep, all Confidential Information confidential and (y) not to disclose any Confidential Information to any person other than its Representatives, and then only on a confidential basis; provided, however, that Parent may disclose Confidential Information (i) as required by law, rule, regulation or judicial process, including as required to be disclosed in connection with the Merger or any other transaction contemplated hereby and (ii) as requested or required by any Governmental Entity. For purposes of this Agreement, "Confidential Information" shall include all confidential information about Prototype which has been furnished by Prototype to Parent or its Representatives pursuant to or in connection with the negotiation, execution and consummation of this Agreement; provided, however, that Confidential Information does not include information which (x) is or becomes available in the public domain other than as a result of a disclosure by Parent not permitted by this Agreement, (y) was already available to, or in the possession of, Parent prior to its disclosure by, or at the direction of, Prototype or (z) becomes available to Parent from a person (other than Prototype) who, to the knowledge of Parent, is not otherwise bound by a confidentiality agreement with Prototype.

        (c) No investigation pursuant to this Section 4.3 or otherwise shall affect any representations or warranties of the parties herein or any condition to the obligations of the parties hereto.

     4.4.  No Solicitation.

        4.4.1. From the date hereof continuing through the Effective Time, Prototype shall not, nor shall it permit any of its subsidiaries to, nor shall it or any of its subsidiaries authorize or permit any director or officer of Prototype or any of its subsidiaries, and Prototype shall direct and use its reasonable best efforts to cause its and its subsidiaries' employees, agents and representatives, including any investment banker, attorney, accountant or other advisor or representative of Prototype or any of its subsidiaries, not to, directly or indirectly: (i) solicit, initiate, negotiate or encourage, or take any other action to facilitate, any inquiry, offer or the making of any proposal for (or which may reasonably be expected to lead to) any acquisition or purchase of a substantial amount of assets of, or more than a fifteen percent (15%) equity interest in, Prototype or any of its subsidiaries or any merger, consolidation, amalgamation, arrangement, business combination, sale of all or a significant portion of assets, sale of securities, recapitalization, tender or exchange offer for securities of, liquidation, dissolution, winding up, extraordinary dividend or distribution, significant share repurchase or other similar transaction involving Prototype or any of its subsidiaries (other than the Merger) or any other material corporate transaction the consummation of which would, or could reasonably be expected to, impair, impede, frustrate, interfere with, prevent or delay the Merger (each a "Takeover Proposal") or (ii) propose, continue, enter into or participate in any discussions or negotiations regarding any of the foregoing, or terminate, modify or waive, or fail to enforce any provisions of any standstill or similar agreement (other than involving Parent or its affiliates), or furnish to another person any information with respect to Prototype's or any of its subsidiaries' business, properties or assets in connection with or relating to any of the foregoing, or where it might reasonably be likely to lead to any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, an effort or attempt by any person (other than Parent and its affiliates) to do or seek any of the foregoing; provided that, at any time prior to the obtaining of the Required Prototype Shareholder Vote, if Prototype receives a written proposal for a Takeover Proposal that (x) was not initiated, solicited or encouraged after April 9, 2002 by Prototype, its subsidiaries or affiliates, or any of its or their directors, officers, employees, agents or representatives, and did not otherwise result from a breach of this Section 4.4, and (y) the Board of Directors or a special committee thereof determines in good faith, after receipt of advice from its financial advisor and outside legal counsel, would reasonably be expected to result in a third party making a proposal for a Superior Proposal, Prototype may, (A) furnish information with respect to Prototype to the person making such proposal pursuant to a customary confidentiality agreement the terms of which shall be no less favorable to Prototype than the confidentiality agreement entered into by Prototype and an affiliate of Parent on February 27, 2002, and (B) participate in discussions or negotiations with such person regarding such proposal. Prototype agrees to use its reasonable best efforts to promptly inform its and its subsidiaries' directors, officers, employees, agents and representatives of the obligations undertaken in this Section 4.4. Nothing in this Section 4.4 shall (i) permit Parent or Prototype to terminate this Agreement (except as specifically provided in Article VI) or (ii) affect or limit any other obligation of Parent or Prototype under this Agreement except as explicitly provided herein. It is understood and agreed that any violation of the restrictions set forth in this Section 4.4 by any subsidiary or affiliate of Prototype, or any of Prototype's or its subsidiaries' officers, directors, agents or representatives, whether or not such person is purporting to act on behalf of Prototype or any of its subsidiaries or otherwise, shall be deemed to be a breach of this Section 4.4 by Prototype. Prototype shall, and shall cause its subsidiaries and its and its subsidiaries' officers, directors, employees, agents and representatives, including any investment banker, attorney, accountant or other advisor or representative of Prototype or any of its subsidiaries, to, immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any Takeover Proposal and request the return of all

     Confidential Information regarding Prototype or any of its subsidiaries provided to any such parties prior to the date hereof pursuant to the terms of any confidentiality agreement or otherwise.

        4.4.2. In the event Prototype or any of its subsidiaries, or any of Prototype's or any of its subsidiaries' directors, officers, employees, agents or representatives receives a Takeover Proposal, Prototype shall promptly inform Parent of all material terms and conditions thereof and the identity of the person making such Takeover Proposal and shall keep Parent promptly and reasonably informed of the status and details of any such Takeover Proposal and of all steps it is taking in response to such Takeover Proposal, including, without limitation, promptly providing to Parent any information provided to any person making a Takeover Proposal, to the extent not previously provided to Parent or, if previously provided, to the extent updated.

        4.4.3. Except as expressly permitted by this Section 4.4, neither the Board of Directors nor any committee thereof shall (a) withdraw, modify or change in a manner adverse to Parent (including by amendment or supplement to the Proxy Statement), or adopt or approve any resolution to, or publicly disclose its intention to, withdraw, modify or change in a manner adverse to Parent (including by amendment or supplement to the Proxy Statement), the Prototype Board Recommendation, or (b) approve or recommend, or publicly disclose its intention to approve or recommend, any Takeover Proposal. Notwithstanding the foregoing, in the event that, at any time prior to the obtaining of the Required Prototype Shareholder Vote, the Board of Directors receives a Superior Proposal (as determined in accordance with Section 4.4.4), the Board of Directors may, if it believes in good faith, after receipt of advice from its outside legal counsel, that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties to Prototype's shareholders under applicable law, withdraw or modify the Prototype Board Recommendation in a manner adverse to Parent and Merger Sub (an "Adverse Recommendation Change"), provided that the Board of Directors shall not exercise its right to make an Adverse Recommendation Change (A) until after the third full business day following Parent's receipt of written notice of its intention to do so and (B) only if, after such time, the Board of Directors continues to believe in good faith, after receipt of advice from its outside legal counsel, that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable law to Prototype's shareholders. Notwithstanding the foregoing, no such Adverse Recommendation Change shall (i) change the approval of the Board of Directors for purposes of causing Article 100 of Prototype's Amended and Restated Articles of Association, or any applicable takeover law, to be inapplicable to the transactions contemplated hereby or (ii) provided this Agreement shall not have been terminated prior to the Prototype General Meeting, (A) change the obligation of the Board of Directors to present the Merger and the Merger Agreement for approval by Prototype's shareholders at the Prototype General Meeting or (B) otherwise limit or affect any of Prototype's obligations under Section 4.5.2 or 4.5.3(a) (except as explicitly contemplated hereby).

        4.4.4. If at any time prior to the obtaining of the Required Prototype Shareholder Vote, (a) the Board of Directors shall determine in good faith, after receipt of advice from its financial advisor and outside legal counsel, that any bona fide written proposal from a third party for a Takeover Proposal (provided that references in the definition of "Takeover Proposal" to 15% shall be 50% for purposes of this sentence) received after the date hereof that was not initiated, solicited or encouraged after April 9, 2002 by Prototype, its subsidiaries, or any of its or their directors, officers, agents or representatives, and did not otherwise result from a breach of this Section 4.4, (x) is reasonably likely to and capable of being consummated prior to October 30, 2002 and (y) is in the best interests of Prototype's shareholders (taking into account, among other things, all legal, financial, regulatory and other aspects of the Takeover Proposal and the person making the Takeover Proposal), (b) the Board of Directors has further determined in good faith, after receipt of advice from its outside legal counsel, that the failure to enter into such Takeover Proposal could reasonably be expected to constitute a breach of the Board of Directors' fiduciary duties to its shareholders under applicable law, and (c) the Board of Directors shall have received advice from the Financial Advisor (or another internationally or U.S. recognized investment banking firm), that such Takeover Proposal is more favorable from a financial point of view to the shareholders of Prototype than the Merger (a "Superior Proposal"), Prototype may terminate this

     Agreement under Section 6.1.8 and enter into a letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") with respect to such Superior Proposal provided, that, in connection with terminating this Agreement or entering into an Acquisition Agreement, (i) Prototype shall have provided Parent written notice that it intends to terminate this Agreement pursuant to Section 6.1.8, identifying the Superior Proposal determined to be more favorable and the parties thereto and delivering a copy of the Acquisition Agreement for such Superior Proposal in the form to be entered into, (ii) at least three full business days after Prototype shall have delivered to Parent the notice referred to in clause (i) above, Prototype shall have delivered to Parent a written notice of termination of this Agreement pursuant to Section 6.1.8, (iii) Prototype shall have delivered to Parent (concurrently with such termination) a check or wire transfer of immediately available funds in an amount equal to the Termination Fee and Expenses provided for in Section 6.4 and (iv) Parent shall have received a written acknowledgment from Prototype and from any other party to the Superior Proposal that Prototype and such other parties have irrevocably waived any right to contest such payments.

        4.4.5. Subject to compliance with Section 4.4.3, nothing contained in this Section 4.4 shall prohibit Prototype or the Board of Directors from taking and disclosing to Prototype's shareholders a position contemplated by Rule 14e-2 under the Exchange Act or from making any disclosure to Prototype's shareholders required by applicable law, provided that, in each case, Prototype or the Board of Directors, as applicable, shall have determined in good faith, based upon the advice of its outside legal counsel, that the failure to take such action would be inconsistent with applicable law.

        4.5. Agreements of Parent and Prototype. Parent and Prototype agree to take the following actions after the date hereof:

        4.5.1. Merger Proposal. Immediately after the execution and delivery of this Agreement, (a) Prototype and Merger Sub shall cause a merger proposal (in the Hebrew language) in the form of Exhibit C hereto (the "Merger Proposal") to be executed in accordance with Section 316 of the Companies Law and (b) Prototype shall deliver the Merger Proposal to the Companies Registrar. Prototype and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform their non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. Promptly after Prototype and Merger Sub shall have complied with the preceding sentence, Prototype and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their creditors under Section 318 of the Companies Law and the regulations promulgated thereunder.

        4.5.2.  Proxy Statement.

           (a) As promptly as practicable after the execution and delivery of this Agreement, Parent and Prototype shall cooperate (and shall cause their respective counsel, auditors, agents and representatives to cooperate) in the preparation of the Proxy Statement, which shall be in form and substance reasonably satisfactory to Parent and shall comply in all material respects with all requirements of applicable law. The Proxy Statement shall include: (i) the recommendation of the Board of Directors to Prototype's shareholders that they approve this Agreement, the Merger and the other transactions contemplated by this Agreement at the Prototype General Meeting (the "Prototype Board Recommendation"), and (ii) the opinion of the Financial Advisor referred to in Section
        2.26 hereof.

           (b) Prototype shall cause the Proxy Statement to be mailed to Prototype's shareholders as promptly as practicable after the date of this Agreement, but in any case within seven days of the date hereof. If any event relating to Prototype occurs, or if Prototype becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then Prototype shall promptly inform Parent thereof and shall mail an appropriate amendment or supplement, which shall be reasonably satisfactory to Parent in form and substance, to the shareholders of Prototype.

        4.5.3.  Prototype General Meeting.

           (a) Subject to the terms and conditions set forth in this Agreement, Prototype shall take any and all action necessary under all applicable legal requirements to call (within one day of the execution and delivery of this Agreement), give notice of and hold a general meeting of the holders of Prototype Shares to vote on the proposal to approve this Agreement, the Merger and the other transactions contemplated hereby (the "Prototype General Meeting"). Subject to the notice requirements of the Companies Law and the regulations thereunder and the Formation Documents of Prototype, the Prototype General Meeting shall be held as promptly as practicable after the date hereof (on a date selected by Prototype in consultation with Parent, and the parties will use their commercially reasonable efforts to select the date that is 21 days after the notice referred to in the preceding sentence is given). Prototype shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper or advisable to obtain the Required Prototype Shareholder Vote at the Prototype General Meeting, including, without limitation, using its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby. Prototype shall ensure that all proxies solicited in connection with the Prototype General Meeting are solicited in compliance with all applicable legal requirements. In the event that Parent shall cast any votes in respect of the Merger, Parent shall disclose to Prototype its interest in such shares so voted.

           (b) Within one calendar day of the approval of the Merger by Prototype's shareholders at the Prototype General Meeting, Prototype shall (in accordance with Section 317(b) of the Companies Law) notify the Companies Registrar in writing of the decision of the Prototype General Meeting with respect to the Merger.

        4.5.4. Merger Sub Shareholder Approval. No later than the Closing Date, Parent (as the sole shareholder of Merger Sub) shall adopt a resolution to approve the Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 76 of the Companies Law. Prior to the Closing Date, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) notify the Companies Registrar in writing of the decision of Parent (as the sole shareholder of Merger Sub) with respect to the Merger.

        4.5.5. Further Action. Subject to the terms and conditions of this Agreement, Parent and Prototype shall cooperate with each other, and shall each use their respective commercially reasonable efforts, in the taking of such actions as are necessary, proper or advisable to consummate the Merger and make effective the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the other transactions contemplated by this Agreement, (ii) the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or Governmental Entity for the consummation of the Merger and the other transactions contemplated hereby, including the Required Consents, and (iii) the obtaining of all consents from Consent Persons. Notwithstanding anything to the contrary contained in this Agreement, none of Parent or its subsidiaries or affiliates shall have any obligation under this Agreement to (i) agree to any (A) prohibition or limitation on Parent's ownership or operation of all or a material portion of its or Prototype's businesses or assets (or those of any of its or Prototype's subsidiaries or affiliates) or (B) limitation on the ability of Parent or its affiliates, or render Parent or its affiliates unable, to acquire or hold or to exercise effectively all rights of ownership of Prototype Shares, or effectively to control in any material respect the business, assets or operations of Prototype or its subsidiaries or Parent or its subsidiaries, or any of their respective affiliates,
     (ii)(A) dispose or transfer or cause any of its subsidiaries to dispose of or transfer any assets, (B) discontinue offering any product or service,
     (C) license or otherwise make available to any person, any Intellectual Property or other proprietary asset or right except in the ordinary course of business, (D) hold separate any assets or operations, (E) make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of Prototype, the Surviving Corporation or any of its subsidiaries, (F) commit to cause Prototype, the Surviving Corporation or any of its subsidiaries to do any of the foregoing, or (iii) otherwise take any action that could reasonably be expected to adversely impact, in any material respect, any of the anticipated benefits of the Merger to Parent or its affiliates; provided that Parent agrees to make, conditioned on the consummation of the Merger and the other transactions contemplated hereby, the undertaking to the OCS set forth in Section 4.5.5 of the Prototype Disclosure Schedule with respect to the Encouragement of Research and Development in Industry Law 5744-1984.

        Each party to this Agreement shall (i) give the other parties prompt notice of the commencement of any legal, judicial or administrative proceeding by or before any Governmental Entity with respect to the Merger or the other transactions contemplated hereby, or any Prototype Proceeding,
     (ii) keep the other parties informed as to the status of any such legal, judicial or administrative proceeding or other Prototype Proceeding and
     (iii) promptly inform the other parties (and provide copies) of any communication with the OCS, the Investment Center, the Companies Registrar, the Israeli taxing authorities or any other Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement or any Prototype Proceeding. The parties to this Agreement will consult and cooperate with one another, will provide to the other parties an opportunity to discuss and review, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any legal, judicial or administrative proceeding relating to the Merger, the other transactions contemplated hereby or any Prototype Proceeding. In addition, except as may be prohibited by any Governmental Entity or by any legal requirement, in connection with any legal, judicial or administrative proceeding under or relating to any antitrust, fair trade or other law, or any Prototype Proceeding, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference (whether before a Governmental Entity or otherwise) relating to any such legal, judicial or administrative proceeding or other Prototype Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any of the foregoing. For purposes hereof, a "Prototype Proceeding" means any audit, examination, litigation or other legal, judicial or administrative proceeding with respect to Taxes payable by, or financial statements or other Tax or financial information of, Prototype or any of its subsidiaries.

        4.5.6.  Notice of Material Development.

           (a) Parent will promptly notify Prototype in writing of (i) any event, circumstance or condition occurring after the execution and delivery of this Agreement which could reasonably be expected to (A) render any representation or warranty of Parent contained in this Agreement untrue or inaccurate in any material respect or (B) have a material adverse effect on Parent's ability to consummate the transactions contemplated by this Agreement and (ii) any material breach or failure to perform by Parent of any covenant or agreement contained in this Agreement; provided, however, that the delivery of any notice pursuant to this Section 4.5.6(a) shall not limit or otherwise affect the remedies available hereunder to Prototype.

           (b) Prototype will promptly notify Parent in writing of (i) any event, circumstance or condition occurring after the execution and delivery of this Agreement which could reasonably be expected to (A) render any representation or warranty of Prototype contained in this Agreement untrue or inaccurate in any material respect or (B) have a Material Adverse Effect and (ii) any material breach or failure to perform by Prototype of any covenant or agreement contained in this Agreement; provided, however, that the delivery of any notice pursuant to this Section 4.5.6(b) shall not limit or otherwise affect the remedies available hereunder to Parent.

        4.5.7. Resignation of Directors. Prototype shall obtain and deliver to Parent prior to the Closing Date the resignation of each director of Prototype, effective as of the Effective Time.

     4.6. Repayment of Indebtedness. Prototype agrees, unless otherwise requested by Parent, to call for prepayment or redemption (subject to Closing), or to repay, prepay or redeem, as the case may be, any and all outstanding Indebtedness of Prototype or its subsidiaries and to otherwise cooperate with Parent to have the outstanding Indebtedness of Prototype and its subsidiaries repaid, prepaid, redeemed or refinanced, and all Encumbrances on Prototype's or any of its subsidiaries' assets or properties in connection with such Indebtedness fully and unconditionally released or discharged, at the Effective Time. Parent will provide funding at the Effective Time sufficient for Prototype to comply with its obligations under this Section 4.6.

     4.7. Prototype Warrants. Prototype shall use its commercially reasonable efforts (which shall not include the payment of any money (x) prior to the Closing and (y) without Parent's written consent), in accordance with the requests of Parent, to obtain the consent (in form and substance satisfactory to Parent in its discretion) of each holder (each, a "Warrantholder") of outstanding warrants to purchase Prototype Shares ("Prototype Warrants") whose consent is required to effect the termination at or immediately prior to the Effective Time of all Prototype Warrants held by such Warrantholder.

                                   ARTICLE V

                            CONDITIONS TO THE MERGER

     5.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect the Merger shall be subject to the satisfaction of the following conditions, or to the waiver thereof by mutual written agreement of Parent and Prototype, at or prior to the Closing.

        5.1.1. No Order. No Order shall have been enacted, entered, promulgated, or enforced, or be in effect or deemed applicable to the Merger that prohibits, restrains, enjoins or restricts the consummation of the Merger.

        5.1.2. Shareholder Approval. The Merger shall have been duly approved by (i) the shareholders of Merger Sub and (ii) the shareholders of Prototype by the Required Prototype Shareholder Vote.

        5.1.3. Required Consents. The Required Consents shall have been obtained and shall be in full force and effect and all required waiting periods thereunder and under Section 323 of the Companies Law shall have expired or been terminated.

        5.1.4. Legal Opinions. Each of Parent and Prototype shall have received (i) an opinion, dated as of the Closing Date, from Meitar, Liquornik, Geva & Co., substantially in the form attached hereto as Exhibit D and (ii) an opinion, dated as of the Closing Date, from Professor Uriel Procaccia, substantially in the form attached hereto as Exhibit E.

     5.2. Additional Conditions to Obligations of Prototype. The obligations of Prototype to consummate and effect the Merger shall be subject to the satisfaction of the following additional conditions, or to the waiver thereof by Prototype, at or before the Closing:

        5.2.1. Accuracy of Parent Representations and Warranties. The representations and warranties of Parent contained herein shall be true and correct in all respects (without regard to any qualifications as to materiality or any other similar standard) both when made and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct (without regard to any qualifications as to materiality or any other similar standard) as of such specified date, unless the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, at and as of the dates set forth above could not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement.

        5.2.2. Performance of Parent Obligations. Parent shall have performed and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with by Parent prior to or at the Closing.

        5.2.3. Parent Certificate. Parent shall have delivered to Prototype a certificate, dated the Closing Date and signed by an appropriate officer thereof, certifying the fulfillment of the conditions set forth in Sections
     5.2.1 and 5.2.2.

     5.3. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction of the following additional conditions, or to the waiver thereof by Parent, at or prior to the Closing:

        5.3.1. Accuracy of Prototype Representations and Warranties. (i) The representations and warranties of Prototype contained herein, other than those referred to in clause (ii) below, shall be true and correct in all respects (without regard to any qualifications as to materiality, Material Adverse Effect or any other similar standard) both when made and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct (without regard to any qualifications as to materiality, Material Adverse Effect or any other similar standard) as of such specified date, unless the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, at and as of the dates set forth above could not reasonably be expected to have a Material Adverse Effect and (ii) the representations and warranties of Prototype contained in Sections 2.1, 2.2.1, 2.2.2, 2.3.1, 2.3.2, 2.3.3 and 2.3.4 shall be true and correct in all material respects both when made and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such specified date.

        5.3.2. Performance of Prototype Obligations. Prototype shall have performed and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with by Prototype prior to or at the Closing Date.

        5.3.3. Prototype Certificate. Prototype shall have delivered to Parent a certificate, dated the Closing Date and signed by its chairman of the board and by its chief financial or accounting officer, certifying the fulfillment of the conditions set forth in Sections 5.3.1 and 5.3.2.

        5.3.4. Consent of Certain Parties. All Consent Persons shall have consented to the Merger, which consents shall be in form and substance reasonably satisfactory to Parent and shall not have been withdrawn or modified.

        5.3.5. Tax Matters. (i) Tax counsel to Prototype reasonably acceptable to Parent shall have delivered to Parent its written opinion (which may be based on such representations, warranties and certificates it deems reasonable and appropriate under the circumstances), dated as of the Closing Date, that the Merger will not constitute a taxable event to Prototype, and such opinion shall not have been withdrawn or modified, and
     (ii) Prototype shall have delivered to Parent a certificate of Prototype's independent auditors certifying that Prototype is qualified as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969.

        5.3.6. No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, or any effect, change, event, circumstance or condition which, when considered with all other effects, changes, events, circumstances or conditions, would reasonably be likely to have a Material Adverse Effect.

        5.3.7. Litigation. Except as set forth in Section 5.3.7 of the Prototype Disclosure Schedule, there shall not be pending or threatened any suit, action, proceeding or investigation by any Governmental Entity or any other person or entity, or any Order enacted, entered, proposed, promulgated, or enforced, or in effect or deemed applicable to the Merger or the other transactions contemplated hereby,

     (i) seeking to (A) prohibit or impose any limitation on Parent's ownership or operation of all or a material portion of its or Prototype's businesses or assets (or those of any of its or Prototype's subsidiaries or affiliates) or (B) impose any limitation on the ability of Parent or its affiliates, or render Parent or its affiliates unable, to acquire or hold or to exercise effectively all rights of ownership of Prototype Shares, or effectively to control in any material respect the business, assets or operations of Prototype or its subsidiaries or Parent or its subsidiaries, or any of their respective affiliates, (ii) seeking to compel Parent or Prototype to, before or after the Effective Time, (A) dispose or transfer or cause any of its subsidiaries to dispose of or transfer any assets, (B) discontinue offering any product or service, (C) license or otherwise make available to any person, any Intellectual Property or other proprietary asset or right, (D) hold separate any assets or operations, (E) to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of Prototype or any of its subsidiaries, (F) to commit to cause Prototype or any of its subsidiaries to do any of the foregoing, (iii) prohibiting, restricting or significantly delaying consummation of the Merger or any of the other transactions contemplated by this Agreement, or challenging, questioning or calling into doubt the validity or enforceability of the Merger, any Voting Agreement or any of the transactions contemplated hereby or by any Voting Agreement,
     (iv) seeking to obtain from Parent (or its affiliates) or Prototype (or its affiliates) any damages that are material, respectively, in relation to Parent (assuming Parent has assets equal to the amount of cash it is required to have at the Effective Time pursuant to Section 1.4.1(c)) or Prototype and its subsidiaries as taken as a whole, or (v) which otherwise could reasonably be expected to have a Material Adverse Effect.

        5.3.8. Indebtedness. Except as otherwise requested by Parent, any and all outstanding Indebtedness of Prototype and its subsidiaries shall have been, or concurrently with the Effective Time shall be, repaid, prepaid or redeemed, in each case to the extent that Parent shall have provided sufficient funds therefore, and Parent shall have received evidence thereof which is satisfactory to it.

        5.3.9. Opinion of Counsel. Parent shall have received a favorable opinion, dated as of the Closing Date, from Efrati, Galili & Co., counsel to Prototype, in the form attached hereto as Exhibit F, to the effect that
     (i) Prototype has been duly incorporated and is validly existing as a company under the laws of Israel; (ii) all outstanding Prototype Shares have been validly issued and are fully paid and nonassessable; (iii) all corporate proceedings required to be taken by or on the part of Prototype to authorize the execution of this Agreement and the implementation of the Merger have been taken; (iv) this Agreement has been duly executed and delivered by Prototype; (v) this Agreement constitutes the legal, valid and binding obligation of Prototype, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity; (vi) the Merger has been approved by the shareholders of Prototype by the Required Prototype Shareholder Vote, which is the only vote of the holders of any securities of Prototype necessary to approve the Merger and (vii) except as specified by such counsel, such counsel is not aware of any pending or threatened suit, action, proceeding or investigation by any Governmental Entity or any other person or entity, or any Order enacted, entered, proposed, promulgated, or enforced, or in effect or deemed applicable to the Merger or the other transactions contemplated hereby, which could reasonably be expected to have any of the effects set forth in Section
     5.3.7. In rendering such opinion, such counsel may rely upon (i) certificates of public officials and of officers of Prototype as to matters of fact and (ii) the opinions of Meitar, Liquornik, Geva & Co. and Professor Uriel Procaccia delivered pursuant to Section 5.1.4 as to the matters specifically addressed by such opinions.

                                   ARTICLE VI

                          TERMINATION AND ABANDONMENT

     6.1. Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Merger abandoned at any time (whether before or after the approval and adoption thereof by the shareholders of Prototype) before the Effective Time:

        6.1.1. By Mutual Consent. By mutual written consent of Parent and Prototype.

        6.1.2. By Parent Because of Failure of Conditions Precedent. By Parent, if there has been a breach by Prototype of its representations, warranties, covenants, or agreements set forth in this Agreement if, as a result of such breach, the conditions set forth in Section 5.3 would not be satisfied, and such breach cannot be cured on or prior to the Termination Date.

        6.1.3. By Prototype Because of Failure of Conditions Precedent. By Prototype, if there has been a breach by Parent of any of its representations, warranties, covenants or agreements set forth in this Agreement if, as a result of such breach, the conditions set forth in
     Section 5.2 would not be satisfied, and such breach cannot be cured on or prior to the Termination Date.

        6.1.4. By Parent or Prototype Because of an Order. By Parent or Prototype if an Order shall have been enacted, entered, promulgated, or enforced, or be in effect or deemed applicable to the Merger or the other transactions contemplated hereby which prohibits, restrains, enjoins or restricts the consummation of the Merger and such Order shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 6.1.4 shall have complied with Section 4.5.5.

        6.1.5. By Parent or Prototype Because of Delay. By either Parent or Prototype, if all conditions to consummation of the Merger shall not have been satisfied or waived on or before September 30, 2002 (the "Termination Date"); provided that the right to terminate this Agreement under this
     Section 6.1.5 shall not be available to any party hereto whose failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date.

        6.1.6. By Parent or Prototype Because of Failure to Obtain the Required Prototype Shareholder Vote. (a) By either Parent or Prototype, if the shareholders of Prototype have not approved this Agreement, the Merger and the other transactions contemplated hereby by the Required Prototype Shareholder Vote at the Prototype General Meeting or (b) by Parent, if the shareholders of Prototype have not approved this Agreement, the Merger and the other transactions contemplated hereby by the Required Prototype Shareholder Vote at the Prototype General Meeting on or before June 30, 2002.

        6.1.7.  By Parent Because of Certain Events.  By Parent, in the event
     (a) the Board of Directors or any committee thereof shall, whether or not permitted by Section 4.4, withdraw, modify or change (including by amendment or supplement to the Proxy Statement), or adopt or approve any resolution to, or publicly disclose its intention to, withdraw, modify or change (including by amendment or supplement to the Proxy Statement), the Prototype Board Recommendation in a manner adverse to Parent, (b) the Board of Directors shall, whether or not permitted by Section 4.4, approve or recommend, or publicly disclose its intention to approve or recommend, any Takeover Proposal, or shall have failed to reject or recommend rejection of any Takeover Proposal within the earlier of ten business days of receipt of such proposal and three business days prior to the Prototype General Meeting or (c) Prototype willfully breaches any of its obligations under
     Section 4.4 and such breach results in a person making a Takeover Proposal.

        6.1.8. By Prototype Because of Certain Events. By Prototype, pursuant to and in strict compliance with Section 4.4.4.

     6.2. Termination by Board of Directors. An election by Parent to terminate this Agreement and abandon the Merger as provided in Section 6.1 shall be exercised on behalf of Parent by its board of directors or other governing body. An election by Prototype to terminate this Agreement and abandon the Merger as provided in Section 6.1 shall be exercised on behalf of Prototype by the Board of Directors.

     6.3. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to and in accordance with the provisions of Sections 6.1 and 6.2, this Agreement shall become void and have no effect, without any liability on the part of any party hereto (or its shareholders or controlling persons or directors or officers), except (i) the provisions of this
Section 6.3 and Sections 4.3(b), 4.3(c), 6.4 and 8.6 shall survive such termination and abandonment and (ii) neither party shall be released or relieved from any liability arising from the willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement. If this Agreement is terminated by Parent as a result of a willful and material breach of any representation, warranty, covenant or agreement by Prototype, Parent may pursue any and all remedies available to it at law or in equity and shall be entitled to recover such additional amounts as Parent may be entitled to receive at law or in equity.

     6.4. Termination Fee. In the event that (i) Parent or Prototype shall have terminated this Agreement pursuant to Section 6.1.5 or 6.1.6 and on or prior to such time any person or group (other than Parent and its affiliates) shall have made and not withdrawn a Takeover Proposal (or disclosed in writing or publicly disseminated its intention to make a Takeover Proposal) and Prototype or any of its subsidiaries or affiliates enters into an Acquisition Agreement with respect to such Takeover Proposal within twelve (12) months of such termination (which Acquisition Agreement or successor thereto is thereafter consummated), or such Takeover Proposal is otherwise consummated within twelve
(12) months of such termination, (ii) Parent shall have terminated this Agreement pursuant to 6.1.7, or (iii) Prototype shall have terminated this Agreement pursuant to Section 6.1.8, then Prototype shall pay to Parent a fee (the "Termination Fee") in an amount equal to US$3.0 million, plus any and all documented out-of-pocket expenses incurred by Parent and its affiliates in connection with this Agreement and the transactions contemplated by this Agreement, including without limitation the structuring thereof and diligence with respect thereto, up to an aggregate of US$1.5 million ("Expenses"). For the purposes of clauses (i) and (ii) of the foregoing sentence, the percentage in the definition of Takeover Proposal shall be 50% in lieu of 15%. Any Termination Fee or Expenses that become payable hereunder shall be paid by wire transfer of immediately available funds to an account designated by Parent (x) in the case of clause (i) above, within one business day following the occurrence of the event giving rise to such payment and (y) in the case of clause (ii) or (iii) above, prior to termination in the case of a termination by Prototype, and within one business day following termination in the case of termination by Parent. The parties hereto acknowledge that the agreements contained in this
Section 6.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement; accordingly, if Prototype fails promptly to pay any amount due pursuant to this Section 6.4, and, in order to obtain such payment, Parent commences a suit which results in a judgment against Prototype for the fee set forth in this Section 6.4, such party shall pay to the other party its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. The parties hereto agree that any amount payable pursuant to this Section 6.4 shall be deemed to represent liquidated damages and not a penalty and that the right to receive such amounts shall be the exclusive remedy in respect of any termination giving rise to such payment, except in the case of any willful and material breach by Prototype of any representation, warranty, covenant or agreement contained in this Agreement.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     7.1. Indemnification of Directors and Officers. (a) On and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Prototype, determined as of the Effective Time, against any claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including without limitation reasonable attorneys' fees and disbursements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including matters relating to the Merger and the other transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Prototype would have been permitted, under applicable law, indemnification agreements existing on the date hereof or the Formation Documents of Prototype in effect on the date hereof, to indemnify such person (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification). In the event that any approval by shareholders of the Surviving Corporation is required to give full legal effect to the undertaking in this Section 7.1, Parent irrevocably undertakes to approve (as the sole shareholder of the Surviving Corporation following the Merger), as soon as practicable following the Effective Time, such undertaking subject to and in accordance with applicable law.

     (b) For a period of seven years after the Effective Time, the Surviving Corporation shall maintain (to the extent generally available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by Prototype's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Parent) with coverage in amount and scope at least as favorable as Prototype's existing coverage (which coverage may be an endorsement extending the period in which claims may be made under such existing policy); provided that, if the aggregate annual premiums and brokerage costs for such insurance at any time during such period shall exceed 150% of the per annum rate of premium and brokerage costs paid by Prototype as of the date hereof (which such current annual premium and brokerage costs the parties hereto acknowledge do not exceed US$140,000), then the Surviving Corporation shall provide only such coverage as shall then be available for an annual premium and brokerage costs equal to 150% of such rate.

     (c) The provisions of this Section 7.1 are intended to be for the benefit of, and shall be enforceable by, each indemnified party under Section 7.1(a) and his or her heirs and representatives, and nothing herein shall affect any indemnification rights that any indemnified party and his or her heirs and representatives may have under the Amended and Restated Articles of Association of Prototype or any of its subsidiaries, any contract or applicable law.

     (d) The Formation Documents of the Surviving Corporation shall not be amended, repealed or otherwise modified in any manner that would adversely affect the right to indemnification of the persons indemnified under Section 7.1(a) with respect to periods prior to the Effective Time without the prior written consent of any such person.

     (e) This Section 7.1 shall survive the consummation of the Merger at the Effective Time, and is intended to benefit Prototype, Parent, the Surviving Corporation and the persons indemnified under Section 7.1(a), and shall be binding on the successors and assigns of Parent and the Surviving Corporation. If Parent, the Surviving Corporation or any of its successors or assigns (a) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.1.

     7.2. Employee Benefit Plans of Prototype. At and after the Effective Time, Prototype shall or shall cause the Surviving Corporation to honor, in accordance with their terms, any retention program, employment, change of control, severance, retirement or termination agreement or arrangement between Prototype and any of its current or former officers, directors or employees in effect immediately prior to the Effective Time to the extent such agreements or arrangements are disclosed in Section 7.2 of the Prototype Disclosure Schedule, except as otherwise agreed to by any such officer, director or employee. Nothing in this Agreement shall require Parent or Prototype to continue to maintain any specific Prototype Plan, which is not required to be maintained pursuant to its terms, or to continue the employment of any employee of Prototype.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     8.1. Entirety. This Agreement and the Exhibits and Schedules thereto embody the entire agreement between the parties with respect to the subject matter hereof, and all prior agreements between the parties with respect thereto are hereby superseded in their entirety.

     8.2. Counterparts. Any number of counterparts of this Agreement may be executed and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument.

     8.3. Notices and Waivers. Any notice or waiver to be given to any party hereof shall be in writing and shall be delivered by courier or sent by facsimile transmission or first class registered or certified mail, postage prepaid.

     If to Parent or Merger Sub:

     c/o Fox Paine & Company, LLC
     950 Tower Lane -- Suite 1150
     Foster City, California 94404
     Attention: Saul A. Fox
     Facsimile: (650) 525-1396

     with a copy to:

     Wachtell, Lipton, Rosen & Katz
     51 West 52nd Street
     New York, New York 10019
     Attention: Mitchell S. Presser
     Facsimile: (212) 403-2000

     and:

     Meitar, Liquornik, Geva & Co.
     16 Abba Hillel Silver St.
     52506 Ramat-Gan, Israel
     Attention: Clifford M. J. Felig
     Facsimile: (972-3) 610-3111

     If to Prototype:

     Paradigm Geophysical Ltd.
     Gav-Yam Center No. 3
     9 Shenkar Street, P.O.B. 2061
     Herzliya B 46120, Israel
     Attention: Eldad Weiss
     Facsimile: (972-9) 970-9319

     with a copy to:

     Efrati, Galili & Co.
     6 Wissotsky Street
     62338 Tel Aviv, Israel
     Attention: Ian Rostowsky
     Facsimile: (972-3) 604-0111
     and:

     Fulbright & Jaworski LLP
     666 Fifth Avenue
     New York, New York 10103-3198
     Attention: Andrew C. Freedman
                Mara Rogers
     Facsimile: (212) 318-3400

     Any communication so addressed and mailed by first-class registered or certified mail, postage prepaid, shall be deemed to be received on the fifth business day after so mailed, and if delivered personally or by courier or facsimile (receipt electronically confirmed) to such address, upon delivery during normal business hours, local time, on any business day.

     8.4. Termination of Representations, Warranties. Subject to Section 6.3(ii) and the final sentence of Section 6.3, the respective representations and warranties contained in this Agreement and in any officer's certificate delivered pursuant hereto shall not survive the Effective Time or termination of this Agreement. This Section 8.4 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or after termination of this Agreement.

     8.5.  Amendment; Waiver.

        8.5.1. Subject to applicable law, this Agreement may be amended by the parties hereto at any time before or after approval of the Merger by the shareholders of Prototype, but after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

        8.5.2.  At any time prior to the Effective Time, any party hereto may
     (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights. If the parties hereto determine, prior to the Effective Time, that another transaction structure, including without limitation an "arrangement" or "share exchange" under the Companies Law, could reasonably be expected to result in the consummation of the transactions contemplated by this Agreement in a more expeditious manner, and would be no less favorable to each of the parties hereto than the transactions contemplated hereby, the parties hereto agree to negotiate in good faith an amendment to this Agreement necessary or desirable to accomplish such structure modification in a manner reasonably acceptable to such parties.

     8.6. Expenses. Upon consummation of the Merger, all costs and expenses incurred by each party hereto in connection with this Agreement and the transactions contemplated hereby (including, without limitation, fees and disbursements of counsel, financial advisors and accountants, which, in the case of counsel, financial advisors and accountants for Prototype, shall not exceed US$1 million in the aggregate) shall be paid by Prototype or Prototype shall promptly reimburse each such party, as the case may be. Except as set forth in
Section 6.4 or the previous sentence, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated by this Agreement (including, without limitation, fees and disbursements of counsel, financial advisors and accountants, and all fees, costs and expenses incurred in connection with the preparation, printing, filing and mailing of the Proxy Statement).

     8.7. Headings. The table of contents and captions contained in this Agreement are solely for convenient reference and shall not be deemed to affect the meaning or interpretation of any article, section, or paragraph hereof.

     8.8. Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by, the parties hereto and their permitted assigns and their respective successors, heirs, agents, representatives, trust beneficiaries, attorneys, affiliates and associates and all of their respective predecessors, successors, permitted assigns, heirs, executors and administrators.

     8.9. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     8.10. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law; provided, however, that (a) any matter involving the internal corporate affairs of any party hereto shall be governed by the applicable law of such party's jurisdiction of formation and (b) the form and content of the Merger Proposal and the consequences of the filing thereof shall be governed by the Companies Law.

     8.11. Assignment. Neither party may assign or delegate either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Notwithstanding the foregoing, Parent and Merger Sub may assign or delegate their respective rights, interests and obligations hereunder, in whole or in part, (i) to any present or future subsidiary, affiliate or shareholder of Parent without the consent of Prototype or (ii) to any source of financing or co-investor with the prior written consent of Prototype, which consent shall not be unreasonably withheld, in each case which agrees to be bound by this Agreement as if a party hereto, but no such transfer or assignment shall relieve Parent or Merger Sub of its obligations hereunder.

     8.12.  Jurisdiction; Waiver of Jury Trial.

        8.12.1. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby, on behalf of themselves and their subsidiaries, (i) consents and submits itself and its property to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding, (ii) consents to and submits itself and its property to the personal jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding, and (iii) irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.3 shall be deemed effective service of process on such party.

        8.12.2. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     8.13. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.14. Interpretation. As used herein, the words "ordinary course" or "ordinary course of business" means the ordinary course of commercial operations customarily engaged in by Prototype and its subsidiaries consistent with past practices, and specifically does not include (i) the incurrence of any material liability for any tort or any breach of or default under any agreement or law, (ii) the failure to meet obligations of Prototype or its subsidiaries as they become due or payable or (iii) any actions or omissions by Prototype and the subsidiaries taken or not taken in contemplation of the marketing or sale of Prototype or any part thereof, or of any merger, consolidation, tender offer or other business combination involving Prototype or any of its subsidiaries. As used herein, "knowledge" of Prototype or its subsidiaries means the matters that are known after reasonable inquiry by the senior management of Prototype. As used herein, "including" shall be deemed to be followed by "including without limitation" and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. As used herein, "law," "applicable law," "applicable legal requirements" and other similar phrases mean any and all applicable laws, statutes, ordinances, rules, regulations, codes, Tax rulings and other Orders of the United States, Israel or any other nation, or of any federal, state, province, county, municipality or other Governmental Entity. As used herein, words such as "herein," "hereinafter," "hereof," and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa, unless the context otherwise requires. No provision of this Agreement shall be construed against any party hereto based on the fact that such party or its legal representative drafted such provision.

     8.15. Public Announcements. Upon execution and delivery of this Agreement, Parent and Buyer shall prepare a mutually agreeable press release announcing the existence of this Agreement and the transactions contemplated hereby and any required notice to the NASD, the TASE and/or the ISA. Except for such press release, the parties hereto agree that prior to the Effective Time they shall consult with each other before making any public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby, and to obtain the prior approval of the other party as to the content of such announcement, which approval shall not be unreasonably withheld. However, the foregoing shall not apply to any announcement or written statement which, upon the written advice of counsel, is required by law to be made, except that the party required to make such announcement shall advise the other party of such requirement and the parties shall use their reasonable best efforts to cause a mutually agreeable release or announcement to be issued.

     8.16. Definition. Capitalized terms used herein shall have the respective meanings ascribed to such terms in the Section indicated below.

TERM                                                           SECTION
----                                                          ----------
2001 Financials.............................................  2.5.2
Acquisition Agreement.......................................  4.4.4
Adverse Recommendation Change...............................  4.4.3
Agreement...................................................  Preamble
Approved Enterprise.........................................  2.10.14
Board of Directors..........................................  Recitals
Closing.....................................................  1.2
Closing Date................................................  1.2
Code........................................................  2.10.9
Commercial Software.........................................  2.11.5
Commission..................................................  2.5.1
Companies Law...............................................  Recitals
Confidential Information....................................  4.3(b)
Consent Person..............................................  2.2.3
Contract....................................................  2.8.1
Copyrights..................................................  2.11.1

TERM                                                           SECTION
----                                                          ----------
Effective Time..............................................  1.3
Encumbrance.................................................  2.4
Environmental Claim.........................................  2.14.1
Environmental Law...........................................  2.14.1
ERISA.......................................................  2.6.1
ERISA Affiliate.............................................  2.17.4
Exchange Act................................................  2.5.1
Expenses....................................................  6.4
Family......................................................  2.22
Financial Advisor...........................................  2.16
Formation Documents.........................................  2.1.2
GAAP........................................................  2.5.1
Governmental Entity.........................................  2.2.2
Grants......................................................  2.23
Hazardous Substance.........................................  2.14.3
Indebtedness................................................  2.3.3
Intellectual Property.......................................  2.11.1
Intellectual Property Rights................................  2.11.1
Investment Center...........................................  2.2.2
IP Agreements...............................................  2.11.5
ISA.........................................................  2.2.2
Leased Properties...........................................  2.8.2
Licenses....................................................  2.11.12(d)
Marketing Agreements........................................  2.11.12(e)
Material Adverse Effect.....................................  2.1.1
Material Contracts..........................................  2.8.1
Merger......................................................  Recitals
Merger Consideration........................................  1.4.1(c)
Merger Proposal.............................................  4.5.1
Merger Sub..................................................  Preamble
NASD........................................................  2.2.2
Notice Option...............................................  1.6.1
OCS.........................................................  2.2.2
Optionholder................................................  1.6.2
Order.......................................................  2.11.3
Parent......................................................  Preamble
Paying Agent................................................  1.4.2
Patents.....................................................  2.11.1
Per Share Merger Consideration..............................  1.4.1(c)
Prototype...................................................  Preamble
Prototype Board Recommendation..............................  4.5.2(a)
Prototype Certificates......................................  1.4.1(c)
Prototype Disclosure Schedule...............................  2.2.2
Prototype General Meeting...................................  4.5.3(a)

TERM                                                           SECTION
----                                                          ----------
Prototype Intellectual Property Rights......................  2.11.1
Prototype Option Agreements.................................  1.6.2
Prototype Option Plans......................................  1.6.2
Prototype Options...........................................  1.6.2
Prototype Permits...........................................  2.14.4
Prototype Plans.............................................  2.6.1
Prototype Proceeding........................................  4.5.5
Prototype Registered Intellectual Property Rights...........  2.11.1
Prototype Reports...........................................  2.5.1
Prototype Securities........................................  2.3.1
Prototype Shares............................................  Recitals
Prototype Warrants..........................................  4.7
Proxy Statement.............................................  2.19
Registered Intellectual Property Rights.....................  2.11.1
Related Persons.............................................  2.22
Representative..............................................  4.3(a)
Required Consents...........................................  2.2.2
Required Prototype Shareholder Vote.........................  2.2.1
Securities Act..............................................  2.5.1
Software Programs...........................................  2.11.12(a)
Superior Proposal...........................................  4.4.4
Surviving Corporation.......................................  1.1
Takeover Proposal...........................................  4.4.1
TASE........................................................  2.2.2
Tax.........................................................  2.10.1
Tax Returns.................................................  2.10.1
Technical Documentation.....................................  2.11.12(e)
Termination Date............................................  6.1.5
Termination Fee.............................................  6.4
Trademarks..................................................  2.11.1
Voting Agreements...........................................  Recitals
Warrantholder...............................................  4.7

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement of Merger to be duly executed as of the date first above written.

                                          TALAMANTES B.V.

                                          By: /s/ SAUL A. FOX
                                            ------------------------------------
                                            Name: Saul A. Fox
                                            Title:   Director and
                                              Attorney-in-Fact

                                          FP ACQUISITION LTD.

                                          By: /s/ SAUL A. FOX
                                            ------------------------------------
                                            Name: Saul A. Fox
                                            Title:   Director

                                          PARADIGM GEOPHYSICAL LTD.

                                          By: /s/ ELDAD WEISS
                                            ------------------------------------
                                            Name: Eldad Weiss
                                            Title:   Chairman and Chief
                                              Executive Officer

                                                                      APPENDIX B

                           (TANNER & CO. LETTERHEAD)

                                          May 20, 2002

Board of Directors
Paradigm Geophysical, Ltd.
Gav-Yam Center No. 3
9 Shenkar Street
Herzliya B 46120, Israel
Gentlemen:

     Paradigm Geophysical, Ltd., an Israeli company, ("Paradigm" or "the Company"), Talamantes B.V., a Dutch company, FP Acquisition Ltd., an Israeli company and wholly owned subsidiary of Parent ("Merger Sub") propose to enter into an agreement (the "Merger Agreement") pursuant to which Merger Sub would be merged into Paradigm with Paradigm being the surviving company. Pursuant to the Merger Agreement, each presently outstanding ordinary share, nominal value NIS
0.5 per share (the "Shares") would be converted into the right to receive US$5.15 per Share, net to the seller in cash.

     You have asked us whether, in our opinion, the proposed per share cash consideration to be received by the holders of the Shares in the Merger is fair from a financial point of view to such stockholders.

     In arriving at the opinion set forth below, we have among other things:

        (i) reviewed certain publicly available financial statements and other information of Paradigm;

        (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

        (iii) discussed the past and current operations and financial condition and the prospects of the Company with certain senior executives of the Company;

        (iv) compared the financial performance of Paradigm with that of certain other publicly traded companies;

        (v) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

        (vi) reviewed the reported price and trading activity for the Shares and compared such information with similar information for certain other publicly traded companies;

        (vii) reviewed the financial terms of the Merger Agreement;

        (viii) performed such other analyses, as we deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of Paradigm. In addition, we have assumed that the Merger Agreement and related documents are performed in accordance with their terms.

Board of Directors
Paradigm Geophysical, Ltd.
May 20, 2002
Page 2 of  2

     Due to the unavailability of financial projections beyond 2002 that would form the basis for a discounted cash flow analysis, we have not utilized such analysis in preparing our opinion.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Paradigm in any respect material to our analysis. We have further assumed that all conditions to the Merger will be satisfied in all respects material to our analysis.

     We are acting as financial advisor to Paradigm in connection with the Merger and will receive a fee from Paradigm for our services, half of which is contingent upon the consummation of the Merger. In addition, Paradigm has agreed to indemnify us for certain liabilities arising out of our engagement.

     We were not requested to solicit, and we did not solicit, interest from any third party with respect to an acquisition of Paradigm.

     This opinion is for the use and benefit of the Board of Directors of Paradigm. Our opinion does not address the merits of the underlying decision by Paradigm to engage in the Merger and does not constitute a recommendation to any stockholder of Paradigm as to how such stockholder should vote on the proposed Merger or any matter related hereto.

     Based upon, and subject to the foregoing, we are of the opinion on the date hereof that US$5.15 per Share in cash to be received by the holders of Shares in the Merger is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          TANNER & CO., INC.

                                          By: /s/ Roger Widmann
                                          --------------------------------------
                                               Roger Widmann

                                                                      APPENDIX C

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of May 21, 2002, between Talamantes B.V., a company formed under the laws of The Netherlands ("Parent"), and the undersigned shareholder (the "Shareholder") of Paradigm Geophysical Ltd., an Israeli company (the "Company").

                                    RECITALS

     A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement of Merger, dated the date hereof (the "Merger Agreement"), which provides for the merger (the "Merger") of FP Acquisition Ltd., an Israeli company and wholly owned subsidiary of Parent ("Merger Sub"), with and into the Company. Pursuant to the Merger, all outstanding ordinary shares, nominal value NIS 0.5 per share, of the Company ("Ordinary Shares") will be converted into the right to receive US$5.15 in cash, without interest thereon, as set forth in the Merger Agreement;

     B. Shareholder is the Beneficial Owner (as defined below) of such number of Ordinary Shares and Ordinary Shares issuable upon exercise of outstanding options and/or warrants as is indicated on the signature page of this Agreement; and

     C. In consideration of the execution of the Merger Agreement by Parent, Shareholder (in its, his or her capacity as such) agrees to vote the Shares (as defined below) in favor of the Merger on the terms and subject to the conditions set forth in this Agreement, and otherwise comply with the terms of this Agreement.

     NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

     1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this
Agreement:

        (a) "Agreement" shall have the meaning set forth in the Preamble.

        (b) "Beneficially Owned" or "Beneficial Ownership" means, with respect to any securities, having beneficial ownership of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act, disregarding the phrase "within 60 days" in paragraph (d)(1)(i) thereof), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

        (c) "Beneficial Owner" means, with respect to any securities, a Person that has Beneficial Ownership of such securities.

        (d) "Company" shall have the meaning set forth in the Preamble.

        (e) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        (f) "Expiration Date" shall have the meaning set forth in Section 7.

        (g) "Grantees" shall have the meaning set forth in Section 3(a).

        (h) "Merger" shall have the meaning set forth in the Recitals.

        (i) "Merger Agreement" shall have the meaning set forth in the Recitals.

        (j) "Merger Sub" shall have the meaning set forth in the Recitals.

        (k) "Ordinary Shares" shall have the meaning set forth in the Recitals.

        (l) "Parent" shall have the meaning set forth in the Preamble.

        (m) "Person" means any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) Governmental Entity.

        (n) "Shareholder" shall have the meaning set forth in the Preamble.

        (o) "Shares" means: (i) all Ordinary Shares and other securities of the Company (including all options, warrants and other rights to acquire ordinary shares) Beneficially Owned by Shareholder as of the date of this Agreement; and (ii) all additional Ordinary Shares and other securities of the Company (including all additional options, warrants and other rights to acquire Ordinary Shares) of which Shareholder acquires Beneficial Ownership during the period from the date of this Agreement through the Expiration Date.

     2.  Agreement to Vote Shares.

        (a) At every meeting of the shareholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written consent of the shareholders of the Company, Shareholder (in his, her or its capacity as such) irrevocably agrees to cause the Shares to be voted (i) in favor of approval of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and (ii) against
     (A) any proposal made in opposition to or in competition with the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement, (B) any Takeover Proposal, and (C) any change in the management or board of directors of the Company (other than in connection with the Merger).

        (b) The obligations of Shareholder specified in this Section 2 shall apply whether or not (i) the Board of Directors or any committee thereof shall withdraw, modify or change (including by amendment or supplement to the Proxy Statement), or adopt or approve any resolution to, or publicly disclose its intention to, withdraw, modify or change (including by amendment or supplement to the Proxy Statement), the Prototype Board Recommendation, or (ii) the Company breaches any of its representations, warranties, agreements or covenants set forth in the Merger Agreement.

     3.  Irrevocable Proxy.

        (a) In furtherance of the agreements contained in Section 2 hereof, Shareholder hereby irrevocably appoints the directors on the board of directors or other governing body of Parent (the "Grantees"), and each of them individually, and any individual who shall hereafter succeed to any such position, as the sole and exclusive attorneys-in-fact and proxies of Shareholder, for and in the name, place and stead of Shareholder, with full power of substitution and resubstitution, to vote, grant a consent or approval in respect of, or execute and deliver a proxy to vote, the Shares
     (i) in favor of the approval of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, (ii) against any Takeover Proposal or any other matter referred to in Section 2(a)(ii) and
     (iii) in the discretion of the Grantees, with respect to any proposed postponements or adjournments of any annual or special meeting of the shareholders of the Company held in connection with any of the foregoing.

        (b) Shareholder represents and warrants to Parent that no proxies heretofore given in respect of any or all of the Shares are irrevocable, and that any such proxies are hereby revoked.

        (c) Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3 is given in connection with, and in consideration of, the execution of the Merger Agreement by Parent, and that such irrevocable proxy is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked except as provided in this Agreement. Shareholder hereby ratifies and confirms all that the Grantees may lawfully do or cause to be done by virtue hereof. The irrevocable proxy contained herein is intended to be irrevocable in accordance with Israeli law and the provisions of Section 212(e) of the General Corporation Law of the State of Delaware.

     4.  Covenants.

        (a) No Transfer of Shares. During the period from the date of this Agreement through the Expiration Date, Shareholder shall not, without the prior written consent of Parent, sell, assign, transfer, or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, or other disposition of, Beneficial Ownership of any Shares.

        (b) No Transfer of Voting Rights. Except to the extent necessary to vote the Shares in accordance with Section 2 and/or Section 3, during the period from the date of this Agreement through the Expiration Date, Shareholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares.

        (c) Other Actions. Shareholder shall not take, agree in writing or otherwise to take, or propose or commit to take any action (i) which could reasonably be expected to make any of the representations or warranties of Shareholder contained in this Agreement, untrue or incorrect as of the date when made or as of the Closing Date, (ii) which could reasonably be expected to result in any of the conditions set forth in Article V of the Merger Agreement not being satisfied, (iii) inconsistent with the transactions contemplated by this Agreement or (iv) to challenge, question or call into doubt the validity or enforceability of the Merger, this Agreement or any of the transactions contemplated hereby or by the Merger Agreement; provided that nothing in this sentence shall require Shareholder to operate its business (as distinguished from actions taken in Shareholder's capacity as a shareholder of the Company or by any officer, director, employee, agent or representative of Shareholder in his or her capacity as a director or officer of the Company) outside of the ordinary course of business consistent with past practice. Notwithstanding the restrictions set forth in this Section 4, any officer, director, employee or agent of Shareholder serving as an officer or director of the Company may take any action in such capacity required by his fiduciary duties under applicable law to the shareholders of the Company or which is explicitly permitted under the Merger Agreement.

     5. No Solicitation. From the date hereof continuing through the Expiration Date, Shareholder shall not, nor shall it permit any of its subsidiaries or affiliates to, nor shall it or any of its subsidiaries or affiliates authorize any director, officer, employee or agent of Shareholder or any of its subsidiaries or affiliates or, whether on Shareholder's or any of its subsidiaries' or affiliates' behalf or for the benefit of any of the foregoing, any investment banker, attorney, accountant or other advisor or representative of Shareholder or any of its subsidiaries or affiliates to, directly or indirectly: (i) solicit, initiate, negotiate or encourage, or take any other action to facilitate the making of any proposal for (or which may reasonably be expected to lead to) any Takeover Proposal or (ii) propose, continue, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to another Person any confidential information with respect to the Company's or any of its subsidiaries' business, properties or assets in connection with or relating to any of the foregoing, or where it is likely to lead to any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, an effort or attempt by any Person (other than Parent and its affiliates) to do or seek any of the foregoing. Shareholder shall, and shall cause its subsidiaries and affiliates and its and its subsidiaries' and affiliates' officers, directors, employees, agents and representatives, including any investment banker, attorney, accountant or other advisor or representative of Prototype or any of its subsidiaries or affiliates, to, immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any Takeover Proposal. Notwithstanding the restrictions set forth in this
Section 5, each of the Company and any Person serving as an officer or director of the Company, including any officer, director, employee or agent of Shareholder serving as an officer or director of the Company, may take any action in such capacity required by his fiduciary duties or which is explicitly permitted under the Merger Agreement.

     6.  Representations and Warranties.

        (a) Ownership of Shares.   Shareholder Beneficially Owns, and is the
     sole owner of record of, the Shares indicated on the signature page of this Agreement. Shareholder has, and will have at all times from the date hereof until the Expiration Date, sole voting power, sole power of disposition and sole power to issue instructions with respect to the matters set forth in Section 2(a) and Section 3, subject to the limitations, qualifications and restrictions on such rights mentioned above. Without limiting the foregoing, none of the Shares is subject to any voting trust or other agreement, proxy or other arrangement with respect to the voting of such Shares (except as provided in Sections 2 and 3). Except for the Shares indicated on the signature page of this Agreement, Shareholder does not Beneficially Own or have any other direct or indirect interest in any (x) shares of capital stock or voting securities of the Company, (y) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (z) options, warrants or other rights to acquire from the Company or any other Person any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

        (b) Authority. The execution, delivery and performance by Shareholder of this Agreement and the consummation by Shareholder of the transactions contemplated hereby are within Shareholder's corporate powers and have been duly authorized by all necessary corporate action on the part of Shareholder. This Agreement has been duly executed and delivered by Shareholder and constitutes a valid and binding Agreement of Shareholder, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity.

        (c) No Violation. The action to be taken in the irrevocable proxy granted pursuant to Section 3 and the execution, delivery and performance by Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation, bylaws or other organizational documents of Shareholder,
     (ii) contravene, conflict with, or result in any violation or breach of any Order applicable to Shareholder or any of its property or assets, (iii) require any consent by any Person under, constitute (with or without notice or lapse of time or both) a default under, or cause or permit the amendment, modification, termination, cancellation or acceleration or other change of any right or obligation or the loss of any benefit to which Shareholder is entitled under any provision of any Contract binding on Shareholder, where, in the case of (i), (ii) or (iii) above, such contravention, conflict, violation or breach, or the absence of such consent or such default, would have a material adverse effect on the ability of Shareholder to satisfy its obligations hereunder.

        (d) Parent's Reliance. Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Shareholder's execution, delivery and performance of this Agreement. Shareholder acknowledges that the irrevocable proxy granted in Section 3 is granted in consideration of the execution and delivery of the Merger Agreement by Parent.

        (e) Shareholder's Reliance. Parent understands and acknowledges that Shareholder is entering into this Agreement in reliance upon Parent's execution, delivery and performance of the Merger Agreement in accordance with its terms as in effect on the date hereof.

     7. Termination. This Agreement and the irrevocable proxy granted hereunder shall terminate and shall have no further force or effect as of the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VI thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (iii) such date and time as the Merger Agreement shall have been amended by the parties thereto in accordance with its terms in a manner adverse to Shareholder in any material respect (it being agreed that any amendment to the Merger Agreement (A) reducing the Per Share Merger Consideration or (B) changing the type of consideration constituting the Per Share Merger Consideration, shall be deemed to be materially adverse to Shareholder for the purposes of this Section 7), and (iv) a material breach of this Agreement by Parent which is not cured by Parent promptly after receipt of written notice of such material breach from Shareholder (such date, the "Expiration Date"). In addition thereto, this Agreement shall automatically terminate if the Merger Agreement has not been terminated pursuant to Article VI thereof, or the Merger has not become effective, on or before September 30, 2002. The provisions of Sections 9(b), (h), (i), (j) shall survive any termination of this Agreement, and the provisions of Section 9(d) shall survive a termination of this Agreement pursuant to Section 7(ii).

     8. Appraisal Rights; Prototype Warrants. Shareholder hereby irrevocably waives any and all rights of appraisal with respect to the Merger or rights to dissent from the Merger that Shareholder may have or hereafter acquire. Shareholder hereby irrevocably consents and agrees that any Prototype Warrants held or hereafter acquired by such Shareholder shall be terminated at the Effective Time with no payment therefor.

     9.  Miscellaneous.

        (a) Further Assurances. Each of Shareholder (in his, her or its capacity as such) and Parent shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, proxies, instruments or other documents, and to take such other actions, as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

        (b) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

        (c) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court or other Governmental Entity of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        (d) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their permitted assigns and their respective successors, heirs, agents, representatives, trust beneficiaries, attorneys, affiliates and associates and all of their respective predecessors, successors, permitted assigns, heirs, executors and administrators, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

        (e) Amendments; No Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

        (f) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent would be irreparably harmed and that there would be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent in respect of such violation, Parent shall be entitled, without posting a bond or similar indemnity, to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof.

        (g) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given (and shall be deemed to have been duly given upon receipt) if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

     If to Parent:

     c/o Fox Paine & Company, LLC
     950 Tower Lane -- Suite 1150
     Foster City, California 94404
     Attention: Saul A. Fox
     Facsimile: (650) 525-1396

     with a copy to:
     Wachtell, Lipton, Rosen & Katz
     51 West 52nd Street
     New York, New York 10019
     Attention: Mitchell S. Presser
     Facsimile: (212) 403-2000

     and to:

     Meitar, Liquornik, Geva & Co.
     16 Abba Hillel Silver St.
     52506 Ramat-Gan, Israel
     Attention: Clifford M. J. Felig
     Facsimile: (972-3) 610-3111

     If to Shareholder:

     To the address for notice set forth on the signature page hereof.

     All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

        (h) Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

        (i) Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby, on behalf of themselves and their subsidiaries and affiliates, (i) consents and submits itself and its property to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding, (ii) consents to and submits itself and its property to the personal jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding, and (iii) irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9(i) shall be deemed effective service of process on such party.

        (j) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        (k) Entire Agreement. This Agreement and the irrevocable proxy granted in Section 3 constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

        (l) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

        (m) Counterparts; Effectiveness; Benefit. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.

                                          SHAREHOLDER:

                                          By:
                                            ------------------------------------
                                            Signature

                                          --------------------------------------
                                          Print Address

                                          --------------------------------------
                                          Telephone

                                          --------------------------------------
                                          Facsimile No.

                                          Shares:

              --------------------------------------------------------- Ordinary
                                          Shares

              --------------------------------------------------------- Ordinary
                                          Shares issuable upon exercise of
                                          outstanding options

              --------------------------------------------------------- Ordinary
                                          Shares issuable upon exercise of
                                          outstanding warrants

                [SHAREHOLDER SIGNATURE PAGE TO VOTING AGREEMENT]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.

                                          TALAMANTES B.V.

                                          By:
                                            ------------------------------------
                                            Name:
                                            Title:

                  [PARENT SIGNATURE PAGE TO VOTING AGREEMENT]